UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

1. Analysis of Consolidated Results

Financial Market Indicators (%)

Index	2001	2002	2003

	1st Qtr.	4th Qtr.	1stQtr.	4th Qtr.	1st Qtr.
CDI	3.56	4.37	4.20	4.98	5.68
IBOVESPA - Average	(7.15)	28.12	(2.38)	30.69	0.04
USD - Commercial rate	10.55	(13.14)	0.14	(9.28)	(5.10)
IPCA - IBGE	1.42	2.21	1.49	6.56	5.13
TJLP	2.22	2.41	2.41	2.41	2.63

Compulsory Deposit Rates (%)

Index	2001	2002	2003

	1st Qtr.	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Demand Deposits (1)	45	45	45	45	60
Additional (2)	-	-	-	8	8
Time Deposits (3)	-	10	10	15	15
Additional (2)	-	-	-	8	8
Savings Deposits (4)	15	15	15	20	20
Additional (2)	-	-	-	10	10

(1) Cash deposit - no remuneration
(2) Cash deposit - SELIC rate
(3) Deposit in Government Securities
(4) Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.

Rates and Limits (%)

Index	2001	2002	2003

	1st Qtr.	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income tax	25	25	25	25	25
Social contribution	9	9	9	9	9
PIS	0.65	0.65	0.65	0.65	0.65
COFINS	3	3	3	3	3
Legal reserve on net income	5	5	5	5	5
Maximum fixed assets (*)	70	70	70	50	50
Minimum capital - Basel (**)	11	11	11	11	11

(*) On adjusted reference equity
(**) Reference equity may not be lower than 11% of weighted assets

Forward Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In any case, these forward-looking statements are valid only as of the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

1 - Analysis of Consolidated Results

Profitability
Comparative Statement of Income
Analysis of the Statement of Income
Results by Activity
Increase in the Main Statement of Income Items compared to Prior Year
Increase in Financial Margin Items plus Exchange Adjustment compared to Prior
  Year
Analysis of the Adjusted Financial Margin and Average Rates
Provision for Loan Losses
Commissions and Fees
Administrative and Personnel Expenses
Human Resources
Operating Efficiency
Activity-Based Costing

2 - Consolidated Equity Analysis

Balance Sheet by Currency
Balance Sheet by Maturity
Comparative Balance Sheet
Equity Analysis
Securities
Consolidated Portfolio Composition by issuer
Credit Operations
Funding
Savings Accounts
Asset Management and Own Working Capital

3 - Consolidated Information for the Period and Operating Structure

Balance Sheet
Statement of Income for the Period
Results per Thousand Shares
Net Book Value and Market Value
Cash Generation
Change in Number of Shares
Performance Ratios
Historical Data
Other Ratios
Risk Management
Added Value
Customers
Customer Service Network
Banco Postal
Internet and Web-based Products
Bradesco Day and Night (BDN)
Telebanco
Cards
Corporate Banking
Private Banking
Capital Market
Foreign Exchange
Collection and Tax and Utility Collections
Stock, Custody and Controllership Services
Investments in Infrastructure, Information Technology and Telecommunications
BCN
Banco Finasa
Banco Mercantil de São Paulo
Bradesco S.A. CTVM
Bradesco Securities Inc.
Leasing
Bradesco Consórcios Ltda.
Insurance
Private Pension Plans
Savings Bonds
Risk Ratings
Ranking
Awards
Sociocultural Events
Corporate Organization Chart
Fundação Bradesco (The Bradesco Foundation)

Independent Auditors’ Report on Suplementary Information

4 - Consolidated Balance Sheets and Statement of Income - 1998 to 2003

5 - Financial Statements and Independent Auditors’ Report

Certain  figures  included  in this  document  have  been  subject  to  rounding adjustments accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precide them.

1. Analysis of Consolidated Results

Profitability

The return on annualized stockholders' equity for the first quarter of 2003 (1Q03) was 18.5% and annualized return on Total Assets was 1.4%

Net Income for the period from January 1st to March 31, 2003 increased by 19.5%, as compared to the same period in 2002. Net income for 1Q03 was R$ 508 million, a decrease of 27.2% in comparison with the fourth quarter of 2002.

Comparative Statement of Income (In millions of reais)

	1st Qtr.	1st Qtr.	Var.	4th Qtr.	1st Qtr.	Var.
	2002	2003	%	2002	2003	%
INCOME FROM LENDING AND TRADING ACTIVITIES	4,474	7,004	56.5	2,888	7,004	142.5
Credit operations	2,436	2,954	21.3	1,520	2,954	94.3
Leasing operations	90	77	(14.4)	75	77	2.7
Securities (1)	1,578	3,513	122.6	797	3,513	340.8
Foreign exchange transactions	309	99	(68.0)	170	99	(41.8)
Compulsory deposits	61	361	491.8	326	361	10.7
EXPENSES	2,743	4,376	59.5	526	4,376	731.9
INTERESTS AND CHARGES ON:
Deposits	1,777	3,424	92.7	778	3,424	340.1
Borrowings and onlendings	330	141	(57.3)	(834)	141	(116.9)
Leasing operations	3	3	-	3	3	-
Allowance for loan losses	633	808	27.6	579	808	39.6
INCOME FROM FINANCIAL INTERMEDIATION	1,731	2,628	51.8	2,362	2,628	11.3
OTHER OPERATING INCOME (EXPENSES)	(1,114)	1,488	33.6	(1,703)	(1.488)	(12.6)
Commissions and fees	861	998	15.9	991	998	0.7
Retained insurance premiums, private pension plans and
savings bonds	1,949	2,770	42.1	3,244	2,770	(14.6)
Variation in technical reserves for insurance, private
pension plans and savings bonds	(255)	(1,043)	309.0	(1,484)	(1,043)	(29.7)
Claims - Insurance operations	(862)	(1,019)	18.2	(937)	(1,019)	8.8
Savings bond redemptions	(182)	(198)	8.8	(169)	(198)	17.2
Insurance and pension plan selling expenses	(160)	(180)	12.5	(180)	(180)	-
Expenses with pension plan benefits and redemptions	(349)	(390)	11.7	(509)	(390)	(23.4)
Personnel expenses	(888)	(1,053)	18.6	(1,047)	(1,053)	0.6
Other administrative expenses	(844)	(1,101)	30.5	(1,111)	(1,101)	(0.9)
Tax expenses	(204)	(268)	31.4	(258)	(268)	3.9
Equity in the earnings of subsidiary and associated
companies	2	(5)	(350.0)	33	(5)	(115.2)
Other operating income	274	657	139.8	(71)	657	(1.025.4)
Other operating expenses	(456)	(656)	43.9	(205)	(656)	220.0
OPERATING INCOME	617	1,140	84.8	659	1,140	73.0
NON-OPERATING INCOME	(29)	(682)	2,251,7	55	(682)	(1.340.0)
INCOME BEFORE TAXES AND PROFIT SHARING	588	458	(22.1)	714	458	(35.9)
PROVISION FOR INCOME TAX AND SOCIAL
CONTRIBUTION	(166)	53	(131.9)	5	53	960.0
MINORITY INTEREST	3	(3)	(200.0)	(21)	(3)	(85.7)
NET INCOME	425	508	19.5	698	508	(27.2)
RETURN ON ANNUALIZED STOCKHOLDERS’ EQUITY (%)	18.3	18.5	-	28.3	18.5	-

(1) Including derivative financial instruments for analysis purposes

Analysis of the Statement of Income (in millions of reais)

Income from Credit and Leasing Operations

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
2,526	3,031	20.0	1,595	3,031	90.0

This growth mainly reflects: (i) the increase in average interest rates for 1Q03; and (ii) the increase in the average volume of the credit portfolio for the period, as a result of acquisitions in 1H02, partially offset by negative exchange variation of 5.1% in 1Q03.

This growth mainly reflects: (i) the increase in average interest rates for 1Q03; partially offset by: (ii) negative exchange variation of 5.1% in 1Q03. This account should be analyzed in conjunction with “expense for borrowings and onlendings” and interest and charges on deposits.

Results of Securities and Financial Derivative Instrument Operations

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
1,578	3,513	122.6	797	3,513	340.8

The variation was mainly due to: (i) additional resources from increased funding in 1Q03, especially technical reserves; and (ii) increase in average interest rates in 1Q03.

The variation was mainly due to: (i) additional resources from increased funding in 1Q03, especially technical reserves; and (ii) increase in average interest rates in 1Q03. This account should be analyzed in conjunction with “expenses for borrowings and onlendings” and interest and charges on deposits.

Results of Foreign Exchange Transactions

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
309	99	(68.0)	170	99	(41.8)

This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 14 to the financial statements. Net of these deductions, results would total R$59 in 1Q02 and R$72 in 1Q03.

This account should be analyzed net of foreign funding expenses used to finance import/export operations. Net of these deductions, results would be R$74 in 4Q02 and R$72 in 1Q03.

Results of Compulsory Deposits

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
61	361	491.8	326	361	10.7

This variation was mainly due to: (i) the increase in the TR reference rate used to remunerate savings account deposits, from 0.55% in 1Q02 to 1.28% in 1Q03; (ii) SELIC based remuneration of the additional compulsory deposit on demand, time and savings account deposits introduced in 3Q02; and (iii) the increase in the average volume of deposits.

This variation was mainly due to: (i) the increase in the TR reference rate used to remunerate savings account deposits, from 0.90% in 4Q02 to 1.28% in 1Q03; and (ii) the increase in the SELIC rate used to remunerate the additional compulsory deposit on demand, time and savings account deposits from 4.98% in 4Q02 to 5.68% in 1Q03.

Interest and Charges on Deposits

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
1,777	3,424	92.7	778	3,424	340.1

This growth mainly reflects: (i) the increase in average interest rates for 1Q03; and (ii) the increase in the average volume of funds obtained for the period, partially offset by: (iii) negative exchange variation of 5.1% in 1Q03, particularly impacting securities issued abroad.

This growth mainly reflects: (i) the increase in average interest rates for 1Q03; and (ii) the increase in the average volume of funds obtained for the period, affected mainly by new issuances of securities abroad in 1Q03, partially offset by: (iii) negative exchange variation of 5.1% in 1Q03. This account should be analyzed in conjunction with “income on credit and leasing operations” and “results of securities and derivative financial instrument operations”.

Expenses for Borrowings and Onlendings

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
330	141	(57.3)	(834)	141	(116.9)

The variation was mainly due to: (i) negative exchange variation of 5.1% in 1Q03; (ii) increase in average interest rates for the period; and to a lesser extent; (iii) increase in the average volume of borrowings and onlendings.

The variation mainly reflects: (i) average interest rate increases in 1Q03; partially offset by: (ii) less decrease in negative exchange variation compared to 4Q02. This account should be analyzed in conjunction with “income on credit and leasing operations” and “results of securities and derivative financial instrument operations”.

Financial Margin

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
2,364	3,436	45.3	2,941	3,436	16.8

The increased margin mainly reflects: (i) average interest rate increases for the period, partially offset by: (ii) negative exchange variation in 1Q03, on permanent investments abroad. The annualized financial margin on total average assets increased from 8.8% in 1Q02 to 9.9% in 1Q03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, annualized financial margin would be 8.9% and 10.4%, respectively.

The oscillation in margin was mainly due to: (i) less decrease in exchange variation compared to 4Q02, relating to permanent investments abroad; and (ii) average interest rate increases for 1Q03. The annualized financial margin on total average assets increased from 8.6% in 4Q02 to 9.9% in 1Q03. Adjusting the additional provision for market risk fluctuation recorded/reversed for these periods, annualized financial margin would be 9.9% and 10.4%, respectively.

Expenses for Provision for Loan Losses

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
633	808	27.6	579	808	39.6

Excluding the additional provisions of R$11 and R$298, recorded in 1Q02 and 1Q03, respectively, the decrease of R$112 in this expense reflects the Bank’s selective credit granting policy and increased economic activity during the period.

Excluding the additional provisions of R$81 and R$298, recorded in 4Q02 and 1Q03, respectively, the slight increase of R$12 reflects typical first-quarter seasonal effects.

Income on Commissions and Fees

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
861	998	15.9	991	998	0.7

This growth reflects increased revenue from: (i) cards - R$ 55; (ii) checking accounts - R$ 39, mainly maintenance charges; (iii) credit operations - R$ 23, mainly from contracting and opening of credit; (iv) collection - R$ 11; offset by decreased revenue from managed funds - R$ 14.

Income on commissions and fees remained practically stable, with a slight increase in the card revenue component.

Income on Insurance Premiums, Private Pension Plans and Savings Bonds

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
1,949	2,770	42.1	3,244	2,770	(14.6)

This growth was mainly derived from (i) an increase in revenue from VGBL life insurance premiums introduced in March 2002; and (ii) an increase in premiums from the Auto and Health portfolios.

This decrease was generated by greater sales of supplementary pension plan products in 4Q02, following the introduction of rules which permit the deduction by participants of plan contributions for income tax calculation purposes.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(255)	(1,043)	309.0	(1,484)	(1,043)	(29.7)

This variation was due to growth in technical reserves as a result of increased revenue from premiums, mainly VGBL.	This variation was generated by a decrease in technical reserves, following a lower sales volume of supplementary pension plan products in 1Q03, compared with 4Q02.

Insurance Claims

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(862)	(1,019)	18.2	(937)	(1,019)	(8.8)

This variation was mainly generated by: (i) a growth in the volume of insurance sales; and (ii) an increase in Life insurance premium redemptions.	This variation was due to: (i) the increase in claims payments; (ii) insurance premium redemptions in the Life line; and (iii) Auto line claims.

Savings Bond Redemptions

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(182)	(198)	8.8	(169)	(198)	17.2

This growth is a direct reflection of the increase in the volume of single payment bonds falling due in 1Q03, which were redeemed.	This growth is a direct reflection of the increase in the volume of single payment bonds falling due in 1Q03, which were redeemed.

Insurance and Pension Plan Selling Expenses

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(160)	(180)	12.5	(180)	(180)	-

The increase in this expense was generated by: (i) increased Auto line sales and (ii) VGBL product introduction in March 2002.	Selling expenses remained practically stable for the quarter.

Expenses with Pension Plan Benefits and Redemptions

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(349)	(390)	11.7	(509)	(390)	(23.4)

The variation in this account was mainly due to the increase in the payment of pension plan redemptions as a result of specific PGBL plan features which permit withdrawals at any time.

In 1Q03, private pension plan redemption requests decreased as compared to 4Q02. Increases or decreases in this account are generated by specific PGBL plan features which permit withdrawals at any time.

Personnel Expenses

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(888)	(1,053)	18.6	(1,047)	(1,053)	(0.6)

This increase was mainly due to: (i) salary increases (7%), pursuant to trade-union agreements (September/02); (ii) the increase in the number of employees, subsequent to acquisitions in 1H02 - R$54; and (iii) increase in expenses for benefits and to a lesser extent, strengthening of provisions for labor claims - R$13.

Personnel expenses, despite the concentration of vacation pay, remained almost stable for the quarter, as a result of the increase in expenses for benefits and the strengthening of provisions for labor claims.

Other Administrative Expenses

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(844)	(1,101)	30.5	(1,111)	(1,101)	(0.9)

The increase in this expense reflects expansion in the customer service network, in particular: (i) third-party services - R$ 38; (ii) depreciation and amortization - R$ 38; (iii) communications - R$ 28; (iv) rents - R$ 29, mainly relating to branches which were auctioned from June 2002; (v) leasing - R$26; and (vi) the effects of acquisitions in 1H02.

Administrative expenses remained practically stable for the quarter with a slight reduction following the decrease in expenses for advertising and publicity in 1Q03.

Tax Expenses

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(204)	(268)	31.4	(258)	(268)	(3.9)

The growth rate mainly reflects increases in expenses for: (i) PIS/COFINS, consistent with taxable income growth for the period and (ii) CPMF (*).	The variation in 1Q03 mainly reflects the increase in expenses for CPMF.

(*)Provisional tax on movement or transmission of amounts, credits and rights of a financial nature

Equity in the Earnings of Subsidiary and Associated Companies

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
2	(5)	(350.0)	33	(5)	(115.2)

This variation reflects the results obtained in associated companies accounted for under the equity method as described in Note 16b to the financial statements.	This decrease mainly reflects the improved results obtained in 4Q02 compared to 1Q03 by IRB S.A. and BUS Holding S.A.

Other Operating Income

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
274	657	139.8	(71)	657	(1,025.4)

The increase for the period is mainly due to reversal of provision for exchange variation - R$166; and reversal of other operating provisions - R$ 222 in 1Q03.

The increase for the quarter is mainly due to: (i) reversal of provision for exchange variation - R$166 and reversal of other operating provisions - R$ 222 in 1Q03 and (ii) financial revenue - R$ 101 in 1Q03.

Other Operating Expenses

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(456)	(656)	43.9	(205)	(656)	220.0

The variation is mainly due to: (i) other financial expenses - R$320 in 1Q03 compared to R$ 173 in 1Q02; and (ii) increase in expenses for amortization of goodwill - R$ 20.	The variation is mainly due to the reversal of the provision for exchange variation - R$ 444 in 4Q02.

Operating Income

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
617	1,140	84.8	659	1,140	73.0

The increase mainly reflects: (i) positive variation in financial margin; (ii) increase in income from commissions and fees; (iii) increase in other operating income, net of other operating expenses, offset by: (a) increase in expense for provision for loan losses, and (b) increase in personnel and administrative expenses.

The increase mainly reflects: (i) positive variation in financial margin; and (ii) increase in other operating income, net of other operating expenses, offset by increase in expense for additional provision for loan losses.

Non-operating Income

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(29)	(682)	2,251.7	55	(682)	(1,340.0)

The variation for the period is mainly due to extraordinary amortization of goodwill of Banco Mercantil - R$681. N.B. Goodwill held by Boavista DTVM in Banco Mercantil S.A., following the merger approved on March 15, 2003 was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

The variation for the quarter mainly reflects: (i) profit determined from the auction of bank branches in 4Q02 - R$ 147; (ii) less expense with non-operating provisions, offset by amortization of goodwill of Banco Mercantil - R$681. N.B. Goodwill held by Boavista DTVM in Banco Mercantil S.A., following the merger approved on March 15, 2003 was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

Income Tax and Social Contribution

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
(166)	53	(131.9)	5	53	960.0

The variation in income tax and social contribution expense reflects tax charges on pre-tax income adjusted by permanent additions and exclusions, as described in Note 36 to the financial statements.	The variation in income tax and social contribution expense reflects tax charges on pre-tax income adjusted by permanent additions and exclusions.

Results by Activity (in millions of reais)

March/2003

Financial	Insurance	Other	Amount	Total

	Local	Foreign	Local	Foreign	Pension Plan	Saving Bond	Activities	Eliminated	Consolidated
Income from
financial
intermediation	1,965	62	115	1	410	71	3	-	2,627
Other operating
income
(expenses)	(1,668)	(27)	(98)	1	(312)	(32)	17	-	(2,119)
Commissions and fees	903	2	-	-	35	-	115	(57)	998
Personnel expenses	(909)	(7)	(73)	-	(20)	(4)	(40)	-	(1,053)
Other administrative	(982)	(14)	(85)	(1)	(31)	(15)	(42)	69	(1,101)
expenses
Other revenue (expenses)	(680)	(8)	60	2	(296)	(13)	(16)	(12)	(963)
Net income	297	35	17	2	98	39	20	-	508

Increase in the Main Statement of Income Items compared to Prior Year (in millions of reais)

Increase in Financial Margin Items plus Exchange Adjustment compared to Prior Year (in millions of reais)

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

	1st Qtr.	4th Qtr.	1st Qtr.
	2002	2002	2003
Credit operations	38,135	44,407	42,489
Leasing operations	1,642	1,661	1,511
Advances on foreign exchange contracts	4,726	5,429	5,594
1 - Total - Average balance	44,503	51,497	49,594
2 - Income (credit, leasing and foreign exchange transactions) (*)	2,832	1,761	3,128
3 - Average return annualized exponentially (2/1)	28.0%	14.4%	27.7%

(*) Includes Income from Credit Operations, Net Result of Leasing Operations and Results on Foreign Exchange Transactions.

Securities x Income on Security Transactions

	1st Qtr.	4th Qtr.	1st Qtr.
	2002	2002	2003
Securities	39,110	37,297	35,717
Interbank investments	4,241	16,926	22,442
Subject to repurchase agreements	(13,275)	(11,621)	(15,178)
Derivative financial instruments	(108)	(1,109)	(458)
4 - Total - Average balance	29,968	41,492	42,523
5 - Profit on security transactions (net of expenses
for repurchase agreements)	1,031	79	2,498
6 - Average rate annualized exponentially (5/4)	14.5%	0.8%	25.6%

Total Assets x Income from Financial Intermediation

	1st Qtr.	4th Qtr.	1st Qtr.
	2002	2002	2003
7 - Total assets - Average balance	110,817	141,468	143,892
8 - Income from financial intermediation	4,474	2,888	7,004
9 - Average rate annualized exponentially (8/7)	17.2%	8.4%	20.9%

Funding x Expenses

	1st Qtr.	4th Qtr.	1st Qtr.
	2002	2002	2003
Deposits	41,397	56,117	55,617
Funds from acceptance and issuance of securities	4,433	4,488	4,050
Interbank and interdepartmental accounts	704	1,665	1,884
Subordinated Debt	1,240	2,854	3,356
10 - Total funding - Average balance	47,774	65,124	64,907
11 - Expenses (*)	1,170	(266)	2,048
12 - Average rate annualized exponentially (11/10)	10.2%	(1.6%)	13.2%

(*) Expenses = Funding expenses excluding repurchase agreements less compulsory deposits.

Borrowings and Onlendings (Local and Foreign) x Expenses

	1st Qtr.	4th Qtr.	1st Qtr.
	2002	2002	2003
Borrowings	7,975	10,910	9,410
Onlendings	6,051	6,986	6,924
13 - Total Borrowings and Onlendings	14,026	17,896	16,334
14 - Expenses	329	(834)	141
15 - Average rate annualized exponentially (14/13)	9.7%	(17.4%)	3.5%

Total Assets x Financial Margin

	1st Qtr.	4th Qtr.	1st Qtr.
	2002	2002	2003
16 - Total assets - Average balance	110,817	141,468	143,892
17 - Financial Margin (*)	2,364	2,941	3,436
18 - Average rate annualized exponentially (17/16)	8.8%	8.6%	9.9%

(*) Income from financial intermediation excluding allowance for loan losses (PDD).

Financial Market Indicators

Analysis of the Adjusted Financial Margin and Average Rates

Bradesco’s consolidated financial margin (before PDD) totaled R$ 3,436 million for the first quarter, a 16.8% increase compared with R$ 2,941 million for 4Q02.

Despite economic improvements in Brazil, the world scenario remained unsettled, prompting Bradesco to adopt a more selective credit granting strategy.

During the first three months of the year, activity levels slowed in comparison to the fourth quarter of 2002 mainly as a result of the lower volume of payments for the period. Accordingly, the volume of credit operations directed to consumers and to the sales and service sectors dropped slightly.

Foreign trade activity remained competitive during the quarter, despite a downturn in the U.S dollar rate of 5.1% for the period. Export financing volumes, particularly advances on foreign exchange contracts, grew by some 5% as compared to the 2002 year-end balance. This increase is a direct reflection of Bradesco’s efforts to secure commercial credit lines for foreign onlendings and financings.

Exchange variation also impacted the balance of deposits and funding (when translated into reais) of the foreign Branches and associated companies, as did the negative result of exchange variation on foreign investments.

As a result of the issues mentioned in the preceding paragraphs, at the end of March 2003, the total credit portfolio balance presented a slight downturn of 2.3% in comparison to the 2002 year-end balance.

As regards funding, the average balance of deposits for 1Q03 remained stable in relation to the prior quarter, while presenting an increase of 34.4% in comparison to 1Q02.

Working to stabilize the international lines for financing Brazil’s foreign trade, Bradesco presented an increase in its foreign funding balance of 14.8% compared with December 2002, totaling R$ 13.6 billion (1) at the end of March 2003.

The average balance of the technical reserves for insurance, savings bonds and private pension plans totaled R$ 20.1 billion for 1Q03, a growth rate of 12.4% as compared to the prior quarter and 41.7% in comparison to 1Q02. We stress that these are mainly long-term funds providing improved investment conditions.

Bradesco securities, including interbank investments, net of committed operations and derivative financial instruments, totaled R$ 43.2 billion at the end of March 2003, an increase of 3.0% compared to December 2002 and of 38.9% in comparison with the balance at the end of March 2002.

(1) Includes foreign securities, borrowings and onlendings.

If, on the one hand, financial margin was depressed by the decrease in volume (credit operations), on the other, it gained from interest rate increases and improved deposits and funding. Overall performance improved, ie, the average annualized financial margin (2) totaled 9.9% for the quarter compared to 8.6% in 4Q02 and 8.8% in 1Q02.

Adjusting the additional provision for market risk fluctuation recorded/reversed for the periods, annualized financial margin would be 10.4% for the quarter compared with 9.9% in 4Q02 and 8.9% in 1Q02.

Expense for the provision for loan losses increased by 27.8% compared to the same period in 2002, however, net of the additional provision (recorded to cover specific and overall credit risks), this expense presents a downturn of 17.9%. Financial margin adjusted for this expense (with no additions) totaled 26.3% in 1Q02, and decreased to 14.9% in 1Q03, confirming the efficiency of Bradesco’s risk analysis and credit granting policy.

(2) Financial margin on total average assets

Allowance for Loan Losses

Movement of allowance for loan losses

In millions of reais

	2002		2003	% Variantion
	1st Qtr.	4th Qtr.	1st Qtr.	1st Qtr.03/	1st Qtr.03/
				1st Qtr.02	4th Qtr.02
Credit portfolio	49,546	50,801	49,655	0.2	(2.3)
Opening balance	2,941	3,818	3,665	24.6	(4.0)
Amount recorded	633	579	808	27.6	39.6
Amount written off	(424)	(732)	(571)	34.7	(22.0)
Balance derived from acquired institutions	330	-	-	-	-
Closing Balance	3,480	3,665	3,902	12.1	6.5
Specific provision	2,113	1,943	1,944	(8.0)	0.1
Generic provision	1,124	1,217	1,156	2.8	(5.0)
Additional provision	243	505	802	230.0	58.8
Credit recoveries	88	136	112	27.3	(17.6)

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

In millions of reais

			December			March
	1998	1999	2000	2001	2002	2003

Allowance for Loan Losses - PDD (A)	1,215	1,908	2,507	2,941	3,665	3,902
Credit Operations (B)	25,095	27,559	38,872	44,444	50,801	49,655
PDD on Credit Operations (A/B)	4.8%	6.9%	6.5%	6.6%	7.2%	7.9%

Ratio of coverage of PDD to abnormal credits (D to H)

In millions of reais

	Year	2002
	2001	1st Qtr.	2nd Qtr.	3rd. Qtr.	4th Qtr.	1st Qtr.
						2003
(1) - Total Provisions	2,941	3,480	3,529	3,818	3,665	3,902
(2) - Abnormal Credits (D-H)	2,629	3,095	3,088	2,944	2,676	2,742
Coverage ratio (1/2)	111.9%	112.4%	114.3%	129.7%	137.0%	142.3%

Commissions and Fees

In millions of reais

	2001	2002		2003
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Checking account	214	206	237	245
Collection	137	127	147	139
Fund management	128	124	102	110
Credit card	145	146	180	201
Credit operations	85	87	113	110
Interbank charges	59	56	67	63
Collection of taxes	35	38	43	45
Custody and brokerage services	13	10	9	8
Other	58	67	93	77
Total	874	861	991	998

Administrative and Personnel Expenses

In millions of reais

	2001	2002		2003
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Third-party services	141	141	186	179
Communications	120	118	150	146
Depreciation and amortization	93	90	115	128
Financial system services	75	74	86	84
Leasing	57	42	69	68
Transport	70	71	73	80
Data processing	51	53	56	57
Publicity and advertising	77	64	87	69
Rents	41	39	61	68
Maintenance and repairs	49	49	55	53
Materials	34	32	39	40
Water, Electricity and Gas	17	19	25	28
Travel	14	12	16	16
Other	57	40	93	85
Administrative expenses	896	844	1,111	1,101
Remuneration	472	441	540	524
Benefits	173	170	186	201
Social charges	174	159	195	185
Training	12	8	14	10
Employee profit sharing	40	31	40	42
Other	66	79	72	91
Personnel expenses	937	888	1,047	1,053
Total	1,833	1,732	2,158	2,154

Human Resources

At March 31, 2003, Bradesco’s headcount, including its subsidiaries, totaled 74,172 employees. This increase compared with the headcount at December 2001 was a result of the acquisition of Banco BEA, Banco Mercantil de São Paulo, Scopus Tecnologia and Banco Cidade, whose activities were transferred to BCN, the creation of new call centers and the opening of new Bradesco Branches. The following table presents the evolution of Bradesco’s headcount.

Year

	1998	1999	2000	2001	2002	2003
						1st Qtr.
Banco Bradesco	47,233	47,521	49,177	51,633	53,732	53,731
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,228
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	62,959
Banco BCN	5,024	4,784	4,780	5,857	6,105	5,893
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,529
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	7,422
Banco Baneb	-	2,756	2,514	-	-	-
Subsidiaries	-	50	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-
Banco Boavista	-	-	1,564	-	-	-
Subsidiaries	-	-	22	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-
Banco Mercantil	-	-	-	-	3,970	3,759
Subsidiaries	-	-	-	-	353	32
Subtotal Mercantil	-	-	-	-	4,323	3,791
Total	61,166	63,511	65,804	65,713	74,393	74,172

Human Resources March/2003

BY AGE		BY GENDER		BY EDUCATIONAL BACKGROUND		BY YEARS OF SERVICE WITH BRADESCO		BY MANAGERIAL POSITIONS
Younger than 30	47%			High School	34%	Less than 5 years	42%
From 31 to 40	38%	Men	56%	University	65%	From 6 to 10 years	9%	Non-managerial	51%
From 41 to 50	13%	Women	44%	Other	1%	From 11 to 20 years	39%	Managerial	49%
Older than 50	2%					More than 20 years	10%

Personnel Expenses

At March 31, 2003, Bradesco’s personnel expenses totaled R$ 1,053 million, including expenses for salaries, social charges, benefits, training, employee profit sharing and others.

Benefits offered by Bradesco to its employees include health insurance and dental care, as well as a supplementary retirement pension plan. At March 31, 2003, Bradesco’s accumulated expenditure for these benefits totaled R$ 201 million.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses in March 2003

Personnel Expenses by Types of Company in March 2003

Training

Bradesco’s staff training activities are tuned to its organizational strategies, to the ongoing improvement of its customer service quality and to its capacity to produce results.

Accordingly, the Training Program uses tailor-made methodologies, offering in-class or self-training courses to all its staff, designed to meet both their professional and personal development needs.

The most innovative of these training methodologies, permitting the rapid inclusion of a considerable number of employees, is the ‘TreiNet’, online training program which was used in the first quarter of 2003 by 48,509 participants for courses in Integration and Basic Banking, Financial Mathematics, Business Accounting and Balance Sheet Analysis, Financial Market and Investments, Loans and Financing, Business Support Platforms, Convenience Services, Internal Control Systems, Savings Bonds, Vida e Previdência pension plans and Cashier Training.

Through the important partnerships entered into with Consulting Firms, Universities and Business Schools, such as USP, FGV and IBMEC, the Bank qualifies its professional staff to operate in the Organization’s diverse specialist segments, such as Bradesco Empresas (Middle Market), Corporate and Private Banking and Bradesco Consortiums.

Particular emphasis should also be given to the specialization courses offered at post-graduate level. Three groups have been formed for courses such as: Business Process Management, Foreign Trade and International Operations and Banking Business, given at the following institutions FIA, FIPE and FGV.

Bradesco’s compliance culture was also strengthened through distance learning courses, via manuals and TreiNet programs available to all the Organization’s employees.

During the period from January to March 2003, 343 courses were given, in 2,992 groups, with 101,053 participations and a total of 1,701,959 hours spent in training, as well as investments to the order of R$ 10.0 million.

Increase in Employee Training Participation

Total Amount Invested in Training

Operating Efficiency

In millions of reais Year

	1998	1999	2000	2001	2002	March
						2003 (*)
Personnel expenses	2,642	2,784	3,221	3,549	4,076	4,241
(-) Employee profit sharing	87	104	112	160	140	151
(+) Other administrative expenses	2,159	2,567	2,978	3,436	4,028	4,285
(=) Total (1)	4,714	5,247	6,087	6,825	7,964	8,375
Financial margin = Gross income from
financial intermediation (-) PDD	6,087	7,494	7,839	10,109	11,472	12,544
Commissions and fees	1,775	2,100	3,043	3,473	3,712	3,849
Income from retained insurance premiums,
private pension plans and savings bonds	5,015	5,975	6,920	8,959	10,135	10,956
Variation in technical reserves for
insurance, private pension plans
and savings bonds	(1,392)	(2,342)	(3,001)	(3,492)	(2,785)	(3,573)
Claims - insurance operations and savings
bond redemptions	(2,631)	(2,844)	(2,866)	(3,996)	(4,336)	(4,509)
Insurance and pension plan selling expenses	(518)	(635)	(645)	(689)	(667)	(687)
Expenses with pension plan benefits and
redemptions	(423)	(558)	(913)	(1,370)	(1,689)	(1,730)
Equity in the earnings of subsidiary and
associated companies	157	127	156	71	65	58
Other operating expenses	(813)	(1,296)	(1,376)	(1,831)	(3,148)	(3,348)
Other operating income	560	1,070	903	1,326	1,321	1,704
Adjustment of provision for exchange
variation	-	-	-	-	504	338
Total (2)	7,817	9,092	10,060	12,560	14,584	15,602
Efficiency ratio (%) = (1/ 2)	60.3	57.7	60.5	54.3	54.6	53.7

Despite acquisitions during the year, the efficiency ratio remained stable, adjusting the additional provision for market risk fluctuation on permanent investments abroad based on a US dollar rate of R$ 3.00.

Operating Efficiency (%)

(*) For comparison purposes, March 2003 amounts are accumulated over the prior 12 month period.

Activity-Based Costing

As part of the Organization’s ongoing pursuit to optimize its results and performance, Bradesco commenced a process in 2000 designed to introduce a cost control culture through the implementation of Activity-Based Costing (ABC) methodology which provided, among others, support for studies relating to the formation and negotiation of banking charges, costing information for performance and decision-making support management and for customer profitability purposes, and for the formation of a database for analyses regarding the unification and rationalization of the Bank’s different units.

The Organization is currently implementing ABM (Activity-Based Management) methodology which will rapidly lead to cost prevention practices and a pro-active approach as regards the identification of opportunities. Thus, at the same time as we improve our processes, we are also able to seamlessly integrate operating performance with strategic objectives, in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly, the future mission of the activity-based management model is to provide ongoing support for planning and controlling the Bank’s business processes and to promote the permanent improvement of operating and tactical issues and to provide a firm basis for their strategic gearing.

2 - Consolidated Equity Analysis

Balance Sheet by Currency - (in millions of reais)

		Currency
	Balance Sheet	Local	Foreign (1)
ASSETS
Current assets and long-term receivables	140,132	115,489	24,643
Funds available	3,718	1,448	2,270
Interbank investments	23,411	20,484	2,927
Securities and derivative financial instruments	34,430	30,933	3,497
Interbank and interdepartmental accounts	15,059	15,048	11
Credit and leasing operations	39,582	32,446	7,136
Other assets	23,932	15,130	8,802
Permanent assets	4,868	4,852	16
Investments	483	483	-
Property and equipment in use and leased assets	2,538	2,524	14
Deferred charges	1,847	1,845	2
Total	145,000	120,341	24,659
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	114,648	89,444	25,204
Deposits	54,871	50,885	3,986
Deposits received under security repurchase agreements	14,342	14,159	183
Funds from acceptance and issuance of securities	4,963	598	4,365
Interbank and interdepartmental accounts	1,823	1,052	771
Borrowings and onlendings	16,229	5,719	10,510
Derivative financial instruments	340	339	1
Other liabilities:
Subordinated debt	3,391	2,413	978
Other	18,689	14,279	4,410
Technical reserves for insurance, savings bonds and
private pension plans	18,505	18,505	-
Deferred income	26	26	-
Minority interest in subsidiaries	113	113	-
Stockholders' equity	11,708	11,708	-
Total liabilities and stockholders’ equity	145,000	119,796	25,204
Net position of assets and liabilities			(545)
Net position of derivatives (2)			3,298
Other memorandum accounts, net (3)			582
Net exchange position (asset) (4)			2,171

(1)Amounts expressed and/or indexed mainly in USD.
(2)Excluding derivative operations maturing in D +1, to be settled in currency at March 31, 2003 price levels.
(3)Leasing commitments and others controlled in memorandum accounts.
(4)Excluding investments in foreign branches and subsidiaries (Note 16a), the net exchange position would be negative in the amount of R$ 821 million (liability).

Balance Sheet by Maturity - (in millions of reais)

At March 31, 2003
From	From 31	From 181	More than
1 to 30 days	to 180 days	to 360 days	360 days	Indeterminate	TOTAL

ASSETS
CURRENT ASSETS AND LOG TERM
RECEIVABLES	93,821	15,750	8,788	21,773	-	140,132
Funds available	3,718	-	-	-	-	3,718
Interbank investments	22,459	452	344	156	-	23,411
Securities and derivative financial instruments	26,198	1,478	1,055	5,700	-	34,431
Interbank and interdepartmental accounts	14,741	5	6	307	-	15,059
Credit and leasing operations	Other receivables and other assets	9,006	12,967	6,147	11,461	-	39,581
Permanent Assets	17,699	848	1,236	4,149	-	23,932
Investments	48	239	287	3,185	1,109	4,868
Property and equipment in use and leased	-	-	-	-	483	483
Assets	21	102	123	1,667	626	2,539
Deferred charges	27	137	164	1,518	-	1,846
Total	93,869	15,989	9,075	24,958	1,109	145,000

LIABILITIES
Current and long-term liabilities	67,250	11,580	9,052	26,765	-	114,647
Deposits	34,635	3,149	3,410	13,677	-	54,871
Deposits received under security repurchase
agreements	13,863	2	12	465	-	14,342
Funds from the acceptance and issuance of
securities	188	2,127	2,261	386	-	4,962
Interbank and interdepartmental accounts	1,823	-	-	-	-	1,823
Borrowings and onlendings	4,208	4,270	2,234	5,517	-	16,229
Derivative financial instruments	24	127	67	122	-	340
Other liabilities:
- Subordinated debt	35	33	-	3,323	-	3,391
- Other	12,474	1,872	1,068	3.275	-	18.689
Technical reserves for insurance, private
pension plans and savings bonds	-	-	-	18,505	-	18,505
Deferred income	26	1	-	-	-	27
Minority interest in subsidiaries	-	-	-	-	113	113
Stockholders' equity	-	-	-	-	11,708	11,708
Total	67,276	11,581	9,052	45,270	11,821	145,000
Accumulated net assets	26,593	31,001	31,024	10,712	-	-

Comparative Balance Sheet (in millions of reais)

	March	March	%	December	March	%
	2002	2003	Variation	2002	2003	Variation
ASSETS
Current assets and long-term receivables	113,330	140,132	23.6	137,302	140,132	2.1
Funds available	1,938	3,718	91.8	2,786	3,718	33.5
Short-term interbank investments	5,444	23,411	330.0	21,473	23,411	9.0
Securities and derivative financial instruments	38,953	34,430	(11.6)	37,004	34,430	(7.0)
Interbank and interdepartmental accounts	6,145	15,059	145.1	13,135	15,059	14.6
Restricted deposits:
Brazilian Central Bank	4,984	13,620	173.3	12,520	13,620	8.8
Other	1,161	1,439	23.9	615	1,439	134.0
Credit and leasing operations	40,129	39,582	(1.4)	41,136	39,582	(3.8)
Credit and leasing operations	43,416	43,322	(0.2)	44,678	43,322	(3.0)
Allowance for loan and leasing losses	(3,287)	(3,740)	13.8	(3,542)	(3,740)	5.6
Other receivables and assets	20,721	23,932	15.5	21,768	23,932	9.9
Foreign exchange portfolio	9,521	12,127	27.4	10,026	12,127	21.0
Other receivables and assets	11,393	11,967	5.0	11,864	11,967	0.9
Allowance for losses	(193)	(162)	(16.1)	(122)	(162)	31.8
Permanent assets	5,894	4,868	(17.4)	5,483	4,868	(11.2)
- Investments	906	483	(46.7)	513	483	(5.8)
- Property and equipment in use and leased assets	2,689	2,538	(5.6)	2,558	2,538	(0.8)
Deferred charges	2,299	1,847	(19.7)	2,412	1,847	(23.4)
Deferred charges	435	561	29.0	469	561	19.6
Goodwill on acquisition of subsidiaries, net of amortization	1,864	1,286	(31.0)	1,943	1,286	(33.8)
T O T A L	119,224	145,000	21.6	142,785	145,000	1.6
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current and long-term liabilities	96,474	114,648	18.8	114,860	114,648	(0.2)
Deposits	45,934	54,871	19.5	56,363	54,871	(2.6)
Demand deposits	8,126	10,964	34.9	13,370	10,964	(18.0)
Savings deposits	18,337	20,236	10.4	20,731	20,236	(2.4)
Interbank deposits	86	40	(53.5)	24	40	66.7
Time deposits	19,385	23,631	21.9	22,238	23,631	6.3
Deposits received under security repurchase agreements	13,216	14,342	8.5	16,013	14,342	(10.4)
Funds from acceptance and issuance of securities	4,842	4,963	2.5	3,137	4,963	58.2
Securities issued abroad	3,800	4,365	14.9	2,650	4,365	64.7
Other resources	1,042	598	(42.6)	487	598	22.8
Interbank and interdepartmental accounts	673	1,823	170.9	1,944	1,823	(6.2)
Borrowings and onlendings	14,715	16,229	10.3	16,438	16,229	(1.3)
Borrowings	8,676	9,429	8.7	9,391	9,429	0.4
Onlendings	6,039	6,800	12.6	7,047	6,800	(3.5)
Derivative financial instruments	105	340	223.8	577	340	(41.1)
Other liabilities	16,989	22,080	30.0	20,388	22,080	8.3
Foreign exchange portfolio	4,215	6,558	55.6	5,002	6,558	31.1
Taxes and social security contributions, social	3,703	4,200	13.4	5,042	4,200	(16.7)
and statutory payables
Technical reserves for insurance, private pension plans and savings bonds	2,056	2,545	23.8	2,363	2,545	7.7
Subordinated debt	1,509	3,391	124.7	3,322	3,391	2.1
Sundry	5,506	5,386	(2.2)	4,659	5,386	15.6
Technical reserves for insurance, private pension plans and savings bonds	12,468	18,505	48.4	16,792	18,505	10.2
Deferred income	9	26	188.9	16	26	62.5
Minority interest in subsidiaries	347	113	(67.4)	271	113	(58.3)
Stockholders’ equity	9,926	11,708	18.0	10,846	11,708	7.9
Total	119,224	145,000	21.6	142,785	145,000	1.6

Equity Analysis (in millions of reais)

Funds Available

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
1,938	3,718	91.8	2,786	3,718	33.5

The variation for the period is mainly derived from the increase in the volume of foreign currency cash funds.	The variation for the quarter is mainly derived from the increase in the volume of foreign currency cash funds.

Interbank Investments

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
5,444	23,411	330.0	21,473	23,411	9.0

The variation in the balance of this account reflects: (i) migration of resources from securities; and (ii) increase in deposits received under security repurchase agreements, principally in the third-party portfolio, which grew from R$ 2,529 in 1Q02 to R$ 12,975 in 1Q03.

The variation is derived mainly from: (i) migration of resources from securities; and (ii) the increase in deposits received under security repurchase agreements, principally in the third-party portfolio.

Securities and Derivative Financial Instruments

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
38,953	34,430	(11.6)	37,004	34,430	(7.0)

The variation in this account balance reflects the migration of funds to interbank investments. This variation was mitigated by: (i) additional funds derived from the increase in funding, particularly technical reserves; and (ii) impact of exchange variation in 1Q03. The implementation of the new mark-to-market methodology pursuant to Brazilian Central Bank (BACEN) Circulars 3068 and 3082 had no significant impact on this portfolio balance.

In 1Q03, the variation in the securities portfolio was mainly generated by migration of additional funds to interbank investments: (a) negative exchange variation of 5.10%; and (b) the variation was mitigated by additional funds derived from increased funding, particularly technical reserves.

Interbank and Interdepartmental Accounts

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
6,145	15,059	145.1	13,135	15,059	14.6

The variation mainly reflects the increase in compulsory Brazilian Central Bank deposits as a result of: (i) the increase in the compulsory deposit rate by 5% on savings account deposits and by 15% for demand deposits; (ii) creation of an additional compulsory rate of 8% on demand and time deposits and of 10% on savings account deposits; and (iii) the increase in the average volume of deposits for the period.

The variation mainly reflects the increase in compulsory Brazilian Central Bank deposits arising from the 15% increase in the compulsory deposit rate for demand deposits.

Credit and Leasing Operations

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
49,546	49,655	0.2	50,801	49,655	(2.3)

The variation in the credit portfolio for the period is mainly due to positive exchange variation of 44.31% for the period from March 31, 2002 to March 31, 2003, affecting dollar-denominated credit operations, offset by: (a) contract settlements; and (b) less credit demand for the period
NB: Includes advances on foreign exchange contracts, other receivables and does not consider the allowance for loan losses, as described in Note 13 to the financial statements.

The variation in the credit portfolio for the quarter was mainly due to negative exchange variation of 5.10%, affecting dollar-denominated credit operations.
NB: Includes advances on foreign exchange contracts, other receivables and does not consider the allowance for loan losses, as described in Note 13 to the financial statements.

Allowance for Loan Losses (PDD)

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
3,480	3,902	12.1	3,665	3,902	6.5

The nominal increase in PDD for the period was 12.1%, however, if we disregard the additional provisions of R$243 recorded in 1Q02 and of R$803 recorded in 1Q03, the allowance would present a decrease of 4.3%. Total PDD on credit operations increased from 7% to 7.9% for the period. The total allowance on the abnormal course credit portfolio, rated from D to H, increased from 112.4% in 1Q02 to 142.3% in 1Q03.

The nominal increase in PDD for the quarter was 6.5%, however, if we disregard the additional provisions of R$505 recorded in 4Q02 and of R$803 recorded in 1Q03, the allowance would present a decrease of 1.9%. Total PDD on credit operations increased from 7.2% to 7.9% for the quarter. The total allowance on the abnormal course credit portfolio, rated from D to H, increased from 137.0% in 4Q02 to 142.3% in 1Q03.

Other Receivables and Assets

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
20,366	23,494	15.4	21,250	23,494	10.6

The increase is mainly derived from: (i) growth in the average volume of the foreign exchange portfolio; and (ii) exchange variance increases for the period.
NB: This total is net of R$ 355 in 1Q02 and of R$ 438 in 1Q03, allocated to the Credit and Leasing Operations and allowance for doubtful accounts.

The variation is mainly derived from growth in the average volume of the foreign exchange portfolio.
NB: This total is net of R$ 518 (net of corresponding PDD) in 4Q02 and of R$ 438 in 1Q03, allocated to the Credit and Leasing Operations and allowance for doubtful accounts.

Permanent Assets

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
5,894	4,868	(17.4)	5,483	4,868	(11.2)

The decrease for the period was mainly generated by (i) transfer of permanent investments to current assets; (ii) sale of branches by auction; and (iii) amortization of goodwill in subsidiary companies.

The decrease for the quarter was mainly generated by amortization of goodwill in subsidiary companies, particularly goodwill on the acquisition of Banco Mercantil de São Paulo S.A.
NB: Goodwill held by Boavista DTVM in Banco Mercantil S.A., following the merger approved on March 15, 2003 was amortized on an extraordinary basis pursuant to BACEN Circular 3017/2000.

Deposits

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
45,934	54,871	19.5	56,363	54,871	(2.6)

The increase in this account balance for the period reflects: (i) the increase in the number of customers; and (ii) the migration of resources from managed funds.	The variation was generated mainly by migration of resources from deposits to managed funds.

Deposits Received Under Security Repurchase Agreements

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
13,216	14,342	8.5	16,013	14,342	(10.4)

The increase in this account balance was due to the intensification of this type of funding.	The fall in the volume of this account balance for the quarter was due to the migration of resources to other funding sources.

Funds from Acceptance and Issuance of Securities

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
4,842	4,963	2.5	3,137	4,963	58.2

The slight growth is derived mainly from the redemption of securities issued abroad and which fell due in 2002, offset by: (i) exchange variance for the period; and (ii) new securities issued abroad in 1Q03.

The increase is mainly derived from new issues of foreign securities, as a result of growing economy in 1Q03.

Interbank and Interdepartmental Accounts

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
673	1,823	170.9	1,944	1,823	(6.2)

This growth is mainly derived from the increase in the volume of collections and money orders, following the increase in the number of customers and in the customer service network.	The variation reflects the greater volume of collections and money orders in 4Q02, as a result of increased economic activity in the quarter.

Borrowings and Onlendings

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
14,715	16,229	10.3	16,438	16,229	(1.3)

This growth mainly reflects the increase in the volume of local onlendings and foreign borrowings, affected in part by exchange variance for the period on dollar-indexed transactions.	The slight variation is mainly due to negative exchange variance of 5.10% for the quarter, affecting principally foreign borrowings and local onlendings, in dollar-indexed transactions.

Other Liabilities and Derivative Financial Instruments

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
20,593	25,608	24.4	24,083	25,608	6.3

Growth for the period mainly reflects: (i) the increase in the average volume of the foreign exchange portfolio, as a result of the increase in our market share; (ii) issuance of subordinated debt, both in local and foreign currency and; (iii) increase in exchange variation. NB: Excluding advances on foreign exchange contracts of R$ 5,555 and R$ 5,733, allocated to credit operations and technical reserves of R$ 2,056 and R$ 2,545 in 2002 and 2003, respectively.

This oscillation mainly reflects the increase in the average volume of the foreign exchange portfolio. NB: Excluding advances on foreign exchange contracts of R$ 5,481 and R$ 5,733, allocated to credit operations and technical reserves of R$ 2,363 and R$ 2,545 in 4Q02 and 1Q03, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
14,524	21,050	44.9	19,155	21,050	9.9

This variation was derived principally from an ongoing strengthening of reserves arising from the increased sales of private pension plans, insurance policies and, in particular, VGBL. NB: Includes technical reserves of R$ 2,056 and R$ 2,545 in 1Q02 and 1Q03, respectively, classified in other liabilities.

This variation mainly reflects an ongoing strengthening of reserves arising from the increased sales of private pension plans and insurance policies, in particular, VGBL. NB: Includes technical reserves of R$ 2,363 and R$ 2,545 in 4Q02 and 1Q03, respectively, classified in other liabilities.

Minority Interest in Subsidiaries

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
347	113	(67.4)	271	113	(58.3)

This decrease was due to: (i) incorporation of all of the minority stockholders of Banco Mercantil de São Paulo S.A.; and (ii) the withdrawal of the minority stockholders of Prudential Bradesco Seguros.

This decrease followed the incorporation of all of the minority stockholders of Banco Mercantil de São Paulo S.A.

Stockholders’ Equity

QUARTER

1stQtr/2002	1stQtr/2003	% VARIATION	4thQtr/2002	1stQtr/2003	% VARIATION
9,926	11,708	18.0	10,846	11,708	7.9

The variation reflects: (i) the capital increase of R$ 660; (ii) appropriation of net income for the period - R$ 2,104; (iii) share premium - R$ 7; (iv) mark-to-market adjustments of securities and derivatives - R$ 99; offset by: (a) acquisition of treasury stock - R$ 86; and (b) J.C.P. (interest attributed to own capital), paid and accrued - R$ 1,002

The variation reflects: (i) the capital increase through subscription and incorporation of the minority stockholders of Banco Mercantil - R$ 660; (ii) appropriation of net income for the quarter of R$ 508; (iii) share premium - R$ 7; offset by: (a) reduction of the reserve for mark-to-market adjustments of securities and derivatives - R$ 23; and (b) J.C.P. (interest attributed to own capital), paid and accrued - R$ 290.

Securities (in millions of reais)

Summary of the Classification of Securities at March 31, 2003

	Financial	Insurance/ Savings bonds	Private Pension Plan	Other Activities	Total	%
Trading securities	7,973	2,026	13,349	59	23,407	68.0
Securities available for sale	1,177	1,633	2,672	100	5,582	16.2
Securities held to maturity	2,531	-	2,629	-	5,160	15.0
Derivative financial instruments	257	-	-	24	281	0.8
Total in 2003	11,938	3,659	18,650	183	34,430	100.0

Composition by Maturity

				March - 2003
	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book Value	Cost Value	Unrealized gain (loss)
TRADING SECURITIES	601	4,542	2,821	15,443	23,407	23,417	(10)
Financial Treasury Notes	95	4,373	2,751	11,805	19,024	18,996	29
National Treasury Bonds	90	-	-	7	97	97	-
Federal Treasury Notes	1	14	-	1,436	1,451	1,450	1
Debentures	6	-	1	899	906	905	1
Certificates of Bank Deposit	5	8	4	745	762	763	(1)
Shares	293	-	-	-	293	294	(1)
Securitization Notes	-	-	-	175	175	175	-
Brazilian Foreign Debt Notes	35	1	15	212	263	263	-
Foreign Securities	40	77	39	60	216	218	(2)
Other	36	69	11	104	220	257	(37)
SECURITIES AVAILABLE FOR SALE	1,965	609	148	2,861	5,583	5,607	(24)
Shares	1,778	-	-	-	1,778	1,720	58
Federal Treasury Notes	-	-	-	1,651	1,651	1,654	(3)
Financial Treasury Notes	4	505	86	384	979	1.015	(36)
Debentures	2	33	20	641	696	728	(32)
Certificates of Bank Deposit	35	60	30	76	201	201	-
Promissory Notes	113	-	-	-	113	113	-
Other	33	11	12	109	165	176	(11)
SECURITIES HELD TO MATURITY	13	30	912	4,204	5,159	5,159	-
Federal Treasury Notes	4	-	-	2,844	2,848	2,848	-
Brazilian Foreign Debt Notes	9	23	-	1,236	1,268	1,268	-
Central Bank Notes	-	7	912	124	1,043	1,043	-
DERIVATIVE FINANCIAL INSTRUMENTS	62	73	45	101	281	270	11
Derivative Financial Instruments	62	73	45	101	281	270	11
Total	2,641	5,254	3,926	22,609	34,430	34,453	(23)

Consolidated portfolio composition by issuer

	March - 2003
Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book Value	Restated Cost	Unrealized Gain (loss)	Unrealized Gain (loss), net of tax
GOVERNMENT SECURITIES	271	4,954	3,768	19,822	28,815	28,862	(47)	(31)
Financial Treasury Notes	99	4,878	2,837	12,189	20,003	20,010	(7)	(5)
Federal Treasury Notes	5	14	-	5,931	5,950	5,952	(2)	(1)
Brazilian Foreign Debt Notes	43	24	15	1,448	1,530	1,530	-	-
Central Bank Notes	-	11	914	163	1,088	1,088	-	-
National Treasury Bonds	90	-	-	7	97	97	-	-
Other	34	27	2	84	147	185	(38)	(25)
CORPORATE BONDS	2,370	300	158	2,787	5,615	5,591	24	16
Shares	2,072	-	-	-	2,072	2,013	59	39
Debentures	8	33	20	1,539	1,600	1,634	(34)	(22)
Certificates of Bank Deposit	40	68	34	821	963	964	(1)	(1)
Derivative financial
instruments	62	73	45	101	281	270	11	7
Securitization Notes	-	-	2	219	221	221	-	-
Foreign Securities	6	50	39	60	155	157	(2)	(1)
Promissory Notes	114	65	-	-	179	178	1	1
Other	68	11	18	47	144	154	(10)	(7)
Total	2,641	5,254	3,926	22,609	34,430	34,453	(23)	(15)

Credit Operations (in millions of reais)

We present below the composition of the credit portfolio by type of operation and economic activity sector.

	In millions of reais
	2001	2002		2003
	December	March	December	March
Discount of trade receivables and other loans	20,745	22,676	23,571	23,119
Financings	14,139	16,027	15,573	14,862
Rural and agribusiness loans	3,005	2,948	3,954	3,899
Leasing operations	1,720	1,792	1,581	1,442
Advances on foreign exchange contracts
contracts (2)	4,406	5,439	5,455	5,733
Advances in foreign currency granted	-	116	26	-
Total credit operations	44,015	48,998	50,160	49,055
Other receivables	429	548	641	600
Total for the period	44,444	49,546	50,801	49,655
Sureties and guarantees recorded in memorandum
accounts	3,068	3,037	4,326	4,308

Credit Portfolio by Activity Sector (in millions of reais)

	2002		2003
	December	%	March	%
Public Sector	255	0.5	245	0.5
Private Sector	50,546	99.5	49,410	99.5
Manufacturing	15,730	31.0	15,755	31.7
Commerce	8,198	16.1	7,914	16.0
Financial intermediation	731	1.4	758	1.5
Services	11,274	22.2	10,731	21.6
Agriculture, Livestock Raising, Fishing, Forest
Development and Management	994	2.0	830	1.7
Consumers	13,619	26.8	13,422	27.0
TOTAL	50,801	100.0	49,655	100.0

At the end of March 2003, some 99.5% of the credit portfolio was directed to the private sector, with no significant movement compared to the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 31.7% share of total operations, particularly, food and beverages, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 23.1%, whereas commerce and farming/livestock activities recorded a 16.0% and 1.7% portfolio share, respectively. Loans to consumers comprised 27% of the portfolio.

Portfolio Performance

The balance of credit operations was down slightly for the first quarter, reflecting not only the weak seasonal performance, but also the impact of exchange rate decreases.

Accordingly, maintaining the trend evidenced in the prior quarter, on the one hand, financial institutions continued to adopt a selective credit granting approach and on the other, the production sector adopted a cautious approach as regards increasing indebtedness. In the corporate area, except for exports, foreign onlending settlement activity continued, together with exchange rate appreciation.

As a result, on a consolidated basis, credit operations totaled R$ 49.6 billion, at March 31, a decrease of 2.3% for the quarter. In relation to the prior twelve months, reflecting the low level of economic activity which prevailed during the period and the integration process of the banks acquired, the balance of credit operations remained practically stable.

Composition of the Credit Portfolio by risk levels

Analyzing the distribution of the Bradesco portfolio by risk level, the quality of the credit assets for the first quarter remained stable as compared to 4Q02. The operations concentrated between levels AA and C, classified by BACEN as normal course operations, totaled 90.8% of the accumulated balance. 2.8% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 6.4% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use of credit assessment and monitoring instruments.

Consolidated (in millions of reais)

In millions of reais
At March 31, Minimum requirement

	Porfolio	Accumulated	Specified(2)		Generic(3)	Total	Additional	Existing
Risk Level	Balance	Percentage(1)	Past Due	Falling Due			Allowance(4)	Allowance

AA	14,446	29.1	-	-	-	-	-	-
A	17,568	64.5	-	-	88	88	42	130
B	3,842	72.2	1	4	34	39	10	49
C	9,206	90.8	7	18	251	276	276	552
D	1,370	93.6	19	29	89	137	235	372
E	372	94.3	35	40	36	111	60	171
F	572	95.4	87	71	128	286	100	386
G	387	96.2	81	72	117	270	80	350
H	1,892	100.0	868	611	413	1,892	-	1,892
Total at March 31, 2003	49,655	-	1,098	845	1,156	3,099	803	3,902
Total at December 31, 2002	50,801	-	1,149	794	1,217	3,160	505	3,665

(1) On total portfolio.
(2) For operations with installments overdue by more than 14 days.
(3) Recorded based on the customer/transaction classification.
(4)The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses at March 31, 2003, totaled R$ 3,902 million, corresponding to 7.9% of total credit operations. However, of this amount, only 49.8% effectively comprises overdue operations (past due and falling due) compared to 53.0% at December 31, 2002 and the remaining portion is recorded as a precaution only, based on the customers' internal classification or to cover specific and general portfolio risks.

Movement of the Portfolio between March 2002 and March 2003

The performance of the consolidated credit portfolio for the prior twelve months ended March 31, 2003, despite the low level of economic activity, evidences the maintenance of the quality of the assets, mainly as a result of new borrowers, representing a 19.1% increase in total loans for the period.

Portfolio Movement between March 2002 and March 2003

LEVEL	Remaining borrowers of March 2002		New borrowers Between March 2002 and March 2003		Total assets at March 2003
	In millions of	%	In millions of	%	In millions of	%
	reais		reais		reais
AA - C	35,982	89.5	9,080	96.1	45,062	90.8
D - H	4,222	10.5	371	3.9	4,593	9.2
Total	40,204	100.0	9,451	100.0	49,655	100.0

As a result, the quality of the credits granted to new borrowers in annual terms is proving to be increasingly solid and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its upward trend, totaling 90.8% at the end of the quarter

Concentration of Credit Portfolio

2001	2002	2003

	December		March		December		March
Specification	In millions	%	In millions	%	In millions	%	In millions	%
	of reais		of reais		of reais		of reais
Largest borrower	464	1.0	799	1.6	857	1.7	800	1.6
10 largest borrowers	3,319	7.5	4,304	8.7	4,877	9.6	4,409	8.9
20 largest borrowers	5,218	11.7	6,733	13.6	7,785	15.3	6,959	14.0
50 largest borrowers	8,951	20.1	10,888	22.0	13,350	26.3	12,052	24.3
100 largest borrowers	12,227	27.5	14,085	28.4	17,434	34.3	16,052	32.3

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below, on a consolidated basis, a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais
	2002		2003
Items	March	December	March
Total Credit Operations	49,546	50,801	49,655
- Consumer	14,274	13,619	13,422
- Corporate	35,272	37,182	36,233
Existing Allowance	3,480	3,665	3,902
- Specific	2,113	1,943	1,943
- Generic	1,124	1,217	1,156
- Additional	243	505	803
Existing Allowance/Specific Allowance (%)	164.7	188.6	200.8
Existing Allowance/Total Credit Operations (%)	7.0	7.2	7.9
Normal Course Operations (from AA to C)/Total CreditOperations (%)	90.2	90.9	90.8
Operations under risk management (D)/Total Credit Operations(%)	2.8	2.7	2.8
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	7.0	6.4	6.4
Credit Operations (D)	1,366	1,354	1,370
Existing Allowance (D)	237	302	372
Allowance/Credit Operations (D) (%)	17.4	22.4	27.2
Credit Operations (from E to H)	3,485	3,283	3,223
Existing Provision (from E to H)	2,868	2,838	2,799
Allowance/Credit Operations (from E to H) (%)	82.3	86.5	86.8

The first quarter figures confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit asset expansion strategy is being applied on a secure and consistent basis.

Funding

Deposits by Maturity (In millions of reais)

	2002 March			2003 March
Days to maturity	Total	Up to 30days	From 31 to 180 days	From 181 to 360 days	More than 360days	Total
Demand	13,370	10,964	-	-	-	10,964
Savings	20,731	20,236	-	-	-	20,236
Interbank	24	31	4	5	-	40
Time	22,238	3,404	3,145	3,405	13,677	23,631
TOTAL	56,363	34,635	3,149	3,410	13,677	54,871

Demand Deposits

Savings Accounts

The balance of Bradesco Organization Savings Accounts for 1Q03 totaled R$ 20.2 billion in deposits, comprising an 18.2% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits

Savings Accounts Share of SBPE (%)

Savings Accounts

Asset Management and Own Working Capital

	2001	In millions of reais 2002		2003
	December	March	December	March
Asset Management	59,042	64,452	64,269	75,931
Investment Funds	41,905	47,361	45,416	54,862
Customer Portfolios	17,137	17,091	18,853	21,069
Working Capital (Stockholders' equity (-) Permanent Assets)	5,559	4,379	5,634	6,953

Bradesco acquires JP Morgan Fleming Asset Management

On January 27, 2003, Bradesco signed with Banco J.P. Morgan S.A., an “Agreement for the Transfer of Rights and Obligations and Other Accords” regarding the acquisition of the activities of Administration and Management of the Investment Fund and Securities Portfolios managed by JPMorgan Fleming Asset Management.

Under Bradesco administration, these assets which total some R$ 7 billion will be managed by BRAM -Bradesco Asset Management Ltda. as from March 24, 2003.

Bradesco is rated Brazil’s largest retail fund manager by Top Asset

Bradesco is rated Largest Retail Investment Fund Manager with net assets of R$ 22 billion, by the 11th Top Asset ranking published by the Investidor Institucional magazine on March 15, 2003.

Best Brazilian Bank in which to invest

Bradesco was rated Best Brazilian Bank for investment by the 2002 Personal Investment Guide published by Você S/A. magazine.

This rating organized in partnership with Fundação Getúlio Vargas in São Paulo, was based on the results of an analysis of criteria such as the diversity and performance of the Investment Funds offered.

Bradesco is ranked second Bank with the largest number of Excellent Funds for Institutional Investors.

Bradesco, through BRAM’s Fund management, was ranked second Bank with the largest number of Funds classified as excellent in the ranking published in January 2003 by the Investidor Institucional magazine.

This ranking prepared by Risk Office was based on a study of 544 open funds exclusively focused on Institutional Investors. The funds were analyzed over a period of 12 months, between January 2 and December 30, 2002.

Net Assets - in millions of reais
	2001	2002		2003
	December	March	December	March
Fixed return funds	40,536	45,659	43,744	53,311
Floating rate funds	1,369	1,702	1,672	1,551
Total net assets of funds	41,905	47,361	45,416	54,862
Fixed return customer portfolios	12,544	13,450	13,309	15,897
Floating rate customer portfolios	4,593	3,641	5,544	5,172
Total net assets of portfolios	17,137	17,091	18,853	21,069
Total	59,042	64,452	64,269	75,931

Funds under Management

Funds

	Number of Funds			Number of Quotaholders
			Total			Total
Institution	Fixed return	Floating rate	(fixed return + floating rate)	Fixed return	Floating rate	(fixed return + floating rate)
Bradesco	278	64	342	992,546	1,194,782	2,187,328

Portfolio

Institution	Number of Portfolios	Number of Portfolio Customers
	Total	Total
Bradesco	184	182

3 - Consolidated Information for the Period and Operating Structure

Balance Sheet

In millions of reais

2001	2002	2003

	December	March	December	March
Total assets	110,116	119,224	142,785	145,000
Securities, derivative financial instruments and interbank investments	44,380	44,397	58,477	57,841
Credit and leasing operations	44,444	49,546	50,801	49,655
Total deposits	41,084	45,934	56,363	54,871
Demand deposits	8,058	8,126	13,370	10,964
Time deposits	14,675	19,385	22,238	23,631
Savings deposits	18,311	18,337	20,731	20,236
Interbank deposits	40	86	24	40
Subordinated debt	970	1,509	3,322	3,391
Technical reserves for insurance, private pension plans and savings bonds	13,854	14,524	19,155	21,050
Stockholders' equity	9,768	9,926	10,846	11,708

Statement of Income for the Period

In million of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Net income	610	425	698	508
Financial margin	3,042	2,364	2,941	3,436
Gross profit from financial intermediation	2,422	1,731	2,362	2,628
Commissions and fees	874	861	991	998

Results per Thousand Shares

In reais

2001	2002	2003

	4th Qtr.1st	Qtr.4th	Qtr.1st	Qtr.
Net Income	0.42	0.30	0.49	0.33
JCP/dividends - ON (before income tax)	0.176	0.155	0.421	0.184
JCP/dividends - ON (net of income tax)	0.155	0.132	0.358	0.157
JCP/dividends - PN (before income tax)	0.194	0.171	0.464	0.203
JCP/dividends - PN (net of income tax)	0.170	0.145	0.394	0.172

JCP - Interest attributed to own capital (paid and accrued).
ON - Common stock.
PN - Preferred stock.

Net Book Value and Market Value (per thousand shares)

In reais

2001	2002	2003

	December	March	December	March
Number of shares (million) (ON/PN)	1,440,546	1,437,678	1,427,880	1,515,448
Net book value (ON/PN)	6.78	6.90	7.60	7.73
Average last day price (ON/PN)	11.28	12.69	10.55	10.57
Average last day price (ON)	10.20	11.34	10.03	9.56
Average last day price (PN)	12.36	14.04	11.06	11.57

Market Value (number of shares x average last-day price for the period)

Cash Generation

In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Net Income	610	425	698	508
(-) Equity in earnings of subsidiary and associated	companies	(55)	(2)	(33)	5
(-) Exchange gain (loss)	222	65	(189)	(1)
(+) Allowance for loan losses	620	633	579	808
(+) Technical reserves for insurance, private pension	plans and savings bonds	1,310	255	1,484	1,043
(+) Allowance for/reversal of mark-to-market	(392)	10	(833)	15
(+) Depreciation and amortization	97	93	136	141
(+) Amortization of goodwill	37	38	67	738
TOTAL	2,449	1,517	1,909	3,257

Change in Number of Shares (million)

	Common stock	Preferred stock	Total
Number of shares held at December 31, 2002	719,343	708,537	1,427,880
Shares subscribed and allocated for the period	44,115	43,453	87,568
Number of shares held at March 31, 2003	763,458	751,990	1,515,448

Performance Ratios (annualized)

%

	2001	2002		2003
	4thQtr1st	Qtr4th	Qtr1st	Qtr.
Return on stockholders’ equity (total)	27.4	18.3	28.3	18.5
Return on average stockholders’ equity	28.0	18.5	29.4	20.0
Return on assets (total)	2.2	1.4	2.0	1.4

NB: Return on stockholders’ equity = Net income/final stockholders' equity annualized exponentially.
Return on average stockholders’ equity = Net income/average (daily) stockholders' equity annualized exponentially.

Historical Data - In millions of reais (unless otherwise indicated)

Historical Data - In millions of reais (unless otherwise indicated)

Year

	1998	1999	2000	2001	2002	1st Qtr. 2003
Stockholders' Equity	6,321	6,769	8,092	9,768	10,846	11,708
Net Income	1,012	1,105	1,740	2,170	2,023	508
Return on Stockholders' Equity (%)	16.0	16.3	21.5	22.2	18.7	18.5
Capital Increases Through Subscription	464	247	466	401	–	660
Dividends/Interest Attribued to Own Capital (*)	688	856	779	849	947	290
Customer Checking Accounts (millions)	6.3	8.7	10.8	12.0	13.0	13.7
Internet Banking Users (%)	9.1	12.4	19.6	31.3	36.1	35.8
Savings Accounts (millions)	20.0	23.6	26.5	27.4	29.4	28.0
Customer Service Network - Number of Branches	2,210	2,431	2,579	2,610	2,954	2,965
Average Number of Customers Per Branch (thousands)	2.9	3.6	4.2	4.6	4.4	4.6

(*) 2002 – Paid and accrued

Historical Data - In millions of reais (unless otherwise indicated)

Other Ratios

%

	2001	2002		2003
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Capital adequacy ratio - financial consolidated (1)	15.4	15.2	17.9	19.7
Capital adequacy ratio - total consolidated (1)	13.8	13.6	15.8	17.1
Permanent assets to stockholders' equity - financial consolidated (2)	53.9	64.2	48.3	42.5
Permanent assets to stockholders' equity - total consolidated (2)	48.4	50.8	37.2	31.2

(1) Reference equity may not be lower than 11% of weighted assets.
(2) At March 31, 2003, permanent assets to stockholders’ equity are limited to 50% of reference equity.

Other Indicators

Risk Management

Structure

The economic stability brought by the Real Plan prompted the Brazilian financial sector to develop sophisticated risk management policies. An increasingly high-powered market, globalization and advanced technology motivated the creation of specific procedures for monitoring and controlling risks.

Bradesco, permanently alert to these changes, has developed a number of mechanisms in recent years designed to plan, control and manage the risks inherent to its banking activities and which include the following: credit, market, operating and liquidity risks, as well as the management of risk capital and internal controls.

A culture focusing Risk Management and Compliance, allied with a thorough knowledge of latest-generation risk management processes, provides a decisive competitive edge. It facilitates the maintenance of stability, continuity and supports profit growth, adding value to the Bradesco brand name. This culture facilitates transparency and ensures that intelligent decisions are made, controlling risks in proportion to yield and optimizing the allocation of capital in benefit of stockholders and investors.

In addition to its banking activity, Bradesco has extended its risk analysis culture to encompass its equity related companies such as Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Seguros and Bradesco Capitalização, as regards actuarial and market risks.

In the 1st quarter of 2002, the Risk Management area incorporated the activities carried out by other areas of the Institution responsible for compliance, including internal controls, operating risks, information security and money laundering prevention and is now known as the Risk Management and Compliance Department.

The Risk Management and Compliance area is independent from other operating areas, reporting directly to the president:

An independent process for monitoring, controlling and managing risks is critical to effective management. The area’s activities are governed by a standing committee, which evaluates positions and ratifies decisions involving control and limit policies.

A financial institution complies when all its transactions are carried out in accordance with the laws and rules in force in an ethical manner and avoiding conflict of interests. The Compliance department is designed to prevent damage and to manage legal, regulatory and reputation risks, supporting the Branches and Departments in their daily activities.

Particular emphasis is given to personnel and technology resources, ensuring that the Bradesco Group has permanent access to the cutting-edge technology required for managing the Organization’s risks.

The new organizational structure is designed to facilitate a greater focus on these critical activities and confirms the Organization's adherence to best corporate governance practices.

Credit Risk Management

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with counterparties and related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Credit Policy

The Organization's Credit Policy is designed to ensure maximum security, quality and liquidity in the investment of assets and speedy profitable business, minimizing risks inherent to all types of credit operation, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public.

While Bradesco Corporate Banking serves major companies with billings in excess of R$ 180 million, high-income consumer customers with funds for investment of more than R$ 1 million are served by Bradesco Private Banking. Other customers are classified on a retail basis as companies or consumers.

Bradesco is now implementing another phase of its segmentation process, this time focusing on middle-market companies. Bradesco Empresas (Bradesco Companies) is designed to offer a quality service tailored to the specific financial needs of this segment, in the same way as major corporations are attended by Bradesco Corporate Banking.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco customer risk ratings are established on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate

Rating	Bradesco	% Provis	Concept
AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with
			excellent reputation and economic and financial position.
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in
			markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group which, regardless of size, has a good economic and financial
			position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with
			performance subject to economic scenario variations.
D	Fair	10.0	Company/group with economic and financial position in decline or
			unsatisfactory accounting information, under risk management.
E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per
G	Critical	70.0	percentage shown.
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases, whereas future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Own Portfolio positions (Treasury):

Risk Factors	In thousands of reais
2001	2002	2003

	December	March	June	September	December	March
Prefixed	4,185	3,548	4,881	7,108	5,407	6,293
Exchange Coupon	21,616	10,488	48,259	23,041	33,142	9,662
Foreign Currency	9,733	3,197	8,422	1,988	2,876	1,807
Floating Rate	104	183	14	75	11	105
Correlated Effect	(13,554)	(6,665)	(15,809)	(8,008)	(4,014)	(3,804)
VaR	22,084	10,751	45,767	24,204	37,422	14,064

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the prefixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events impacting the institution’s results.

Following recent guidelines issued by the Basel Committee regarding the measurement of operating risks and in anticipation of future capital requirements, the Organization has commenced a process designed to adapt the Bank to possible Brazilian Central Bank demands. This process, parallel to compliance with future regulations, will be supplementary to present capital management policies, focusing on the analysis of operating losses.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other factors, decreases in the cost of regulatory capital to be subscribed and increases in operating efficiency.

Bradesco’s adherence to the 10 principles of good operating-risk-management practice determined by the Basel Committee was appraised by the Operating Risk Management area. As a result, a specific area activity plan and schedule was put into place, considering all related project stages. Initially, certain Bank areas were selected for the purpose of identifying and mapping the current processes used to record operating losses and their related accounts.

As a result of the need to compile and maintain consistent historical data on operating losses for a 5-year period, the information relating to losses managed at present was analyzed for the period from 2000 to 2002. At the same time, a number of performance indicators were selected to serve as a basis for analyzing and projecting the relevance of these operating losses in relation to the Organization’s overall activities.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area is now implementing a specific Internal Management System for streamlining all historical operating risk data from 2000, designed to manage, enhance and increase the knowledge used to administrate operating loss events. The implementation of this system and the accounting changes required will facilitate an in-depth knowledge of all losses currently recorded by management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco’s important status within Brazil’s financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) - March 2003 - In millions of reais

Calculation

Calculation Basis	Consolidated	Total
	Financial (1)	Consolidated (2)
Stockholders’ equity	11,708	11,708
Minority interest	9	113
Reference equity - Level I	11,717	11,820
Reference equity - Level II (subordinated debt)	3,323	3,323
Total reference equity (Level I + Level II)	15,040	15,143
Weighted risk assets	76,434	88,572
Capital adequacy ratio (%)	19.68%	17.10%

(1) Financial companies only.
(2) Financial and non-financial companies.

Movement (%)

Ratio at March 31, 2002	15.20	13.56
Subordinated Debt
• Local	1.38	1.23
• Foreign	0.88	0.80
Increase in assets	1.33	0.61
Other (results and acquisition of treasury stock, J.C.P.,minority interest and risks)	0.89	0.90
Ratio at March, 2003	19.68	17.10

Internal Controls

Complementing its operating risk control and management activities, the Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by this type of risk.

Aware of the importance of these controls, Bradesco has developed and implemented a number of tools designed to optimize these processes and procedures, among which we highlight the following:

-    Implementation  of an internal controls system  (Compliance),  based on the pillars defined by Basel and the methodology of the Committee of Sponsoring
     Organizations  (COSO), mainly as regards components in the following areas:
     control  environment,  risk assessment,  control  activities,  information, communications  and  monitoring,  ensuring  that  activities,  policies and normative instructions are in constant compliance with legal and regulatory standards.

-    Implementation of a Brazilian Payments System (SPB) risk management process for the specific  purpose of  monitoring  the flow of messages  transmitted between the  Organization’s  banks and the  external  entities  such as the
     Brazilian  Central  Bank,  Special  Clearance and Custody  System  (SELIC),
     clearing houses and other financial  institutions.  This monitoring process is based on information system tools and intense staff training  activities
     to  facilitate  the   identification   and   rectification   of  events  in
     environments  and systems  and also to ensure  that  online cash  transfers
     (TEDs)  processed  via  SPB are  properly  validated.  Complementing  these monitoring activities,  the Bank also adopts a Systems Contingency Plan for
     SPB  to  cover  the  main  departments   handling  critical   transactions,
     addressing   pre-established   scenarios   and  actions  and  reducing  the
     possibility of messages not being correctly processed.

-    Ongoing  improvement of technology tools and employee training,  focused on the  process  used to monitor  the  financial  activity  of  customers  and designed to prevent money  laundering and  utilization of the  Organization for processing illegal transactions.

-    Dissemination   of  processes  and  procedures  to  guarantee   information
     security, based on Corporate Information Security Policy and Standards, the
     guidelines of which establish premises for protecting the  confidentiality, integrity and availability of information.

Added Value

In millions of reais
	2001	2002		2003
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
ADDED VALUE (A+B+C)	2,006	1,675	1,984	1,766
A - Gross profit from financial intermediation	2,422	1,731	2,362	2,628
B - Commissions and fees	874	861	991	998
C - Other operating expenses	(1,290)	(917)	(1,369)	(1,860)

DISTRIBUTION OF ADDED VALUE (D+E+F+G)	2,006	1,675	1,984	1,766

D - Employees	798	768	895	914
E - Government	598	482	391	344
F - JCP/Dividends to stockholders (paid and accrued)	267	235	631	290
G - Reinvestment of profits	343	190	67	218

Customers - Checking Accounts (million)

Consumer and Corporate Customers March/2003

Increase in Checking Accounts (million)

Savings Accounts (million)

Customer Service Network

2002	2003
March	December	March
Branches	PABs/PAEs(1)	Branches	PABs/PAEs(1)	Branches	PABs/PAEs(1)

Consolidated	2,884	1,654	2,954	1,846	2,965	1,868
Bradesco	2,419	1,299	2,507	1,469	2,521	1,486
BCN (2)	208	153	227	179	224	186
BEA (3)	36	29	-	-	-	-
Banco Finasa (formerly Continental Banco)	1	-	1	-	1	-
Mercantil de São Paulo	220	173	219	198	219	196

PAPs Collection and Payment Outlets
(Mercantil)	3	3	3

Banco Postal	37	2,500	2,745

ATMs - Bradesco Day and Night (BDN)	20,429	21,210	21,285

Finasa Promotora de Vendas
(formerly Continental Promotora de Vendas)	39	51	51
Mercantil credit outlets (4)	9	-	-

(1) PABs (banking service post) and PAEs (electronic service outlet) are installed exclusively in companies. PABs have at least one on-site bank clerk.
(2) This increase is a result of the incorporation of the Banco Cidade branch network in June 2002.
(3) BEA Branches were transferred to Bradesco in June 2002.
(4) Mercantil credit outlets were incorporated by Finasa Promotora de Vendas in August 2002.

Customer Service Network (Branches)

Bradesco and Financial System

REGION	BRADESCO	BCN	MERCANTIL	TOTAL CONSOLIDATED	TOTAL BRANCHES IN SYSTEM (1)	BRADESCO PERCENTAGE MARKET SHARE
North
Acre	3	-	1	4	25	16.0
Amazonas	54	2	1	57	128	44.5
Amapá	3	-	-	3	16	18.8
Pará	44	1	1	46	251	18.3
Rondônia	17	-	1	18	74	24.3
Roraima	1	-	-	1	14	7.1
Tocantins	11	1	2	14	71	19.7
Total	133	4	6	143	579	24.7
Northeast
Alagoas	7	2	1	10	112	8.9
Bahia	226	3	2	231	727	31.8
Ceará	24	2	2	28	340	8.2
Maranhão	23	1	2	26	248	10.5
Paraíba	15	-	2	17	151	11.3
Pernambuco	51	3	2	56	434	12.9
Piauí	7	-	1	8	105	7.6
Rio Grande do Norte	11	1	1	13	130	10.0
Sergipe	10	1	1	12	148	8.1
Total	374	13	14	401	2,395	16.7
Central West
Federal District	25	4	1	30	289	10.4
Goiás	93	5	5	103	546	18.9
Mato Grosso	58	1	1	60	213	28.2
Mato Grosso do Sul	50	3	4	57	218	26.1
Total	226	13	11	250	1.266	19.7
Southeast
Espírito Santo	35	2	1	38	305	12.5
Minas Gerais	261	15	7	283	1,857	15.2
Rio de Janeiro	220	36(2)	18	274	1,665	16.5
São Paulo	895	117	129	1,141	5,563	20.5
Total	1,411	170	155	1,736	9,390	18.5
South
Paraná	149	10	15	174	1,273	13.7
Rio Grande do Sul	135	10	14	159	1,377	11.5
Santa Catarina	93	5	4	102	805	12.7
Total	377	25	33	435	3,455	12.6
TOTAL	2,521	225	219	2,965	17,085	17.4

(1) Source: CADINF-DEORF/COPEC - March 2003.
(2) Includes 1 Banco Finasa Branch.

Customer Service Network (Branches) - Market Share - March/2003

Customer to Branch Ratio - Thousand

Banco Postal

It has now been a year since the first Banco Postal post-office bank branch was opened on March 25, 2002 in São Francisco de Paula, Minas Gerais, a town which had no banks despites its population of 6,533.

During the first quarter of 2003, more than 245 units were opened, amounting to a total of 2,745 post-office bank branches.

A total of 888 municipalities with no previous access to bank services can now rely on Banco Postal to provide their communities with basic services such as account openings, bill payments, loans and others.

This partnership with the Brazilian Postal and Telegraph Company (Correios) confirms Bradesco’s firm commitment to attend all social classes, particularly the lower income brackets, since through the universal access to financial services, Brazil’s regional economies are strengthened.

Bradesco’s actions stand out in comparison with other market Correspondents as a result of the wide range of services offered and the fact that Banco Postal customers have access to Brazil’s largest private Bank Branch and ATM network. The same facilities are offered to Bradesco checking-account holders who can now use the Post-Office Bank Branches for cash withdrawals, deposits, payments, etc.

The results achieved to date from the units already in operation evidence Banco Postal’s success, confirming Bradesco’s best expectations at the start of the bidding process and permitting an optimistic analysis and prognosis in relation to the opening of future units.

Increase in Number of Accounts Opened (accumulated)

Transactions Carried Out (monthly)

Units Installed (accumulated)

Map of Branches - Bradesco and Correios

The project will provide important business opportunities for the Organization considering that 100% of Brazil’s municipalities will be served via post-office bank branches.

Internet and Web-based Products

Internet Banking Thousand users

Internet Banking Thousand transactions

Bradesco Internet Banking

Online since May 31, 1996, Bradesco Internet Banking (www.bradesco.com.br) soon became a worldwide reference for Home Banking.

Bradesco online services were created to facilitate the day-to-day life of its customers, offering access to the transactions available through the branch network from any point on the globe.

The internet is an important and profitable customer relationship channel, adding value to both customers and stockholders.

Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers more than 210 different services, which can be accessed 24 hours a day, seven days a week.

Main Available Services

• Balances and statements	- Current account/savings account - Statements: summarized or in detail by period - Credit card: consultations, statements and revolving credit - Investments

• Payments/Scheduling of	- Dockets - Public utility bills - Taxes, fees and contributions - Mobile phone credits - Micropayments - Direct debit

• Tranfers	- Between Bradesco accounts - Other banks - DOC D and DOC E - Donations

• Requests	- Checkbooks - Documents copies

• Other Services	- Information on earnings - Financial planning - Financial investments - Re-issue of payment receipts - Travelers Checks - Highway toll cards (chip-card credits) - Personal loans

Bradesco Internet Banking - Consumer Customers reported the following results at March 31, 2003:

• 4.9 million registered customers;

• 79.3 million transactions; and

• 32% increase in the number of transactions  compared to the first quarter of 2002.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest (www.shopinvest.com.br), the first Brazilian retail bank broker to operate in BOVESPA's online Home Broker.

Through ShopInvest, investors can access pertinent information and trade shares in BOVESPA, even if they are not Bradesco account holders. All of these services are provided free-of-charge and comply with the same rules applicable to bricks-and-mortar trading.

As a result of customer demands for new financial market options, following the launching of Banco Bradesco’s Investment site, all of the Bank’s products were integrated into this new business channel.

ShopInvest is characterized by its diversity of investments. Today there are nine Investment Rooms: Shares; Savings Bonds; CDB; Funds; Real Estate; BM&F; Savings Accounts; Vida e Previdência pension plans and Insurance.

As a result of these strategic investment options, ShopInvest recorded the following significant results at the end of the first quarter of 2003:

•    640 thousand registered users; and

•    77 thousand  transactions  carried out corresponding to a 22% increase over results for the first quarter of 2002.

ShopCredit

In May 2001, Bradesco launched ShopCredit (www.shopcredit.com.br), the Bank’s Financing and Loan website which offers a complete portfolio of Bradesco's credit lines. The products are grouped together for purchase by consumer or corporate customers with full details on each option and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Consumer Financing (CDC), Leasing, Housing loans and Finame (Moderfrota, Prefixado and Proleite) modes. ShopCredit visitors can also request personal loans quickly and securely.

At the end of March 2003, ShopCredit posted 131 thousand transactions/operations.

Bradesco Net Empresa

On September 18, 2001, Bradesco launched its new corporate banking website.

With Bradesco Net Empresa, companies gained a new ally for optimizing the financial management of their businesses. Through this website, companies can operate bank accounts, make payments and collections and perform other transactions without having to visit a bricks-and-mortar branch. The transactions are conducted on-line via Internet.

At the end of March 2003, Net Empresa posted the following results:

•    72,912 registered companies with 50,722 in operation; and

•    82  thousand  transactions/operations  conducted,  a 447%  growth  rate  in comparison with the first quarter of 2002.

B2C (Business to Consumer)

Bradesco Electronic Trade was created in 1998 and soon became a successful hallmark. In the wake of this success, ShopFácil was launched in 2000, offering, among other services, “Meios de Pagamento Eletrônico Bradesco” (Bradesco Online Payment Methods) - the safest, most practical and economic online shopping method.

Bradesco is currently the only Bank in the world to date to receive ISO 9000 accreditation for its Online Commercial Payment Methods.

Bradesco Electronic Payment Methods comprise: Electronic Wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment), Boleto Bancário (Online Dockets), Interaccount Transfers and Bradesco Online Credit.

There are currently 1,600 stores operating with Bradesco Online Payment Methods.

At the end of March 2003, B2C posted 181 thousand transactions/sales.

B2B (Business to Business)

In the B2B area, emphasis should be given to the business solutions offered by Bradesco comprising the following: a security and limits module, B2B payment methods, management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

At present, the Bank offers the following B2B Payment Methods:

• Online Docket;
• Electronic Wallet (Credit Cards); and
• Financing lines.

Events that marked the first quarter of 2003

•    Launching of the Bradesco Consórcios website.

•    Online transmission of Bradesco Consortium Member Meetings.

•    New layout of the Bradesco website index page.

•    Implementation of the Bradesco Pocket Banking transaction area.

•    Launching of Personal Online Credit.

Other Services:

• Bradesco Internet Banking for the Visually Impaired	At the end of March 2003, Internet Banking for the Visually Impaired had 2,550 registered users.

• Web Point	At present, there are 100 web point terminals installed.

• Bradesco Net Express	At the end of March 2003, Bradesco Net Express posted the following results: 2.9 million transactions and 1,900 companies connected.

• Infoemail	At the end of March 2003, this service had 134,200 registered users.

• Infocelular	At the end of March 2003, this service had 3,225 registered users.

• “Fale com o Bradesco” (Talk to Bradesco)	The Bradesco website offers an online communications channel through which customers can clarify doubts and send suggestions or complaints relating to all Bradesco’s products and services. This channel covers all matters related to the Bank’s diverse products and services.

• Donations	With the social area in mind, Bradesco's Internet Banking site offers customers the opportunity to make donations to a number of different philanthropic entities and institutions.

• WebTA	Through this system launched on September 15, 2000, data files can be transmitted over the internet with maximum security.

• Boleto Fácil (Easy Payment System)	Customers can use the Bradesco free Infoemail service to receive bills for payment via e-mail, as well as balance information, financial market news and other interesting information.

• WAP Mobile Banking	This service registered 350 thousand transactions at the end of March 2003.

• Micropayments	At the end of March 2003, this service had 4,700 registered customers

Other Bradesco Organization Websites:

•    Investor Relations - (http://ri.bradesco.com.br/)

•    Bradesco Foreign Exchange - (www.bradescocambio.com.br)

•    Bradesco Corporate Banking - www.corporatebradesco.com.br)

•    The Bradesco Foundation - (www.fb.org.br)

•    Bradesco Insurance - (www.bradescoseguros.com.br)

•    Bradesco Vida e Previdência - (www.bradescoprevidencia.com.br)

•    Financial Channel - (www.canal.bradesco.com.br)

•    The Bradesco Card Website - (www.bradescocartoes.com.br)

•    Personal Finance Portal - (www.bradesco.com.br/indexpf.html)

•    Corporate Finance Portal - (www.bradesco.com.br/indexpj.html)

•    Portal for the Visually Impaired - (www.bradesco.com.br/indexdvisual.html)

•    Online  Shopping  Portal  -  Consumers  -

     (www.bradesco.com.br/index_comerciopf.html)

•    Online  Shopping  Portal  -  Corporate  -

     (www.bradesco.com.br/index_comerciopj.html)

•    University  Student  Portal  -

     (www.bradesco.com.br/index_conta_universitaria.html)

Websites, Products and Services under Construction and Development

•    Corporate Banking website (new version).

•    Private Banking (new version).

•    Bradesco Empresas Website.

•    University Student Portal (new version).

•    MultiChannel CRM.

•    B2B Buyer and Vendor Financing.

•    B2B Payments Method System

Bradesco Day and Night (BDN)

BDN ATM Network Growth:

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Accumulated volume of transactions (million)	349	364	355	344
Number of BDN network terminals	20,078	20,429	21,210	21,285
Number of banking service outlets in the BDN nationwide network	4,921	5,104	5,640	5,762
Number of outplaced terminals (excluding branches, PABs
and PAEs)	1,267	1,386	1,662	1,755
Number of BDN network cash withdrawal transactions (million)	89.5	83.3	96.1	92.5
Number of deposit transactions (million)	53.1	48.5	51.0	47.0
Number of inter-account transfers (million)	4.8	4.4	4.8	4.5
Number of express checkbooks issued (million)	2.9	2.6	2.8	2.5
Number of balance consultations (million)	94.4	89.3	102.0	99.5
Financial volume of BDN network transactions (in billion of reais)	19.3	18.3	49.9	45.3

The BDN's Competitive Edge

•    The Bradesco Day and Night ATM Network is Brazil's  largest  private-sector self-service  network with 22,862 terminals  (Bradesco - 21,285,  BCN - 926 and Mercantil de São Paulo - 651).

•    The  Bradesco  Day and  Night  ATM  Network  is  accredited  by the NBR ISO
     9001/2000 Quality Management System.

•    Strategically  present  in areas  of  important  economic  agglomeration including shopping malls,  hypermarkets,  supermarkets,  airports,  service stations, etc.

•    TheDBradesco Day and Night ATM Network  terminals were responsible for more than 344 million  transactions  during the first  quarter of 2003,  a daily average of 4.2 million transactions.  During the first quarter of 2003, via
     BDN Network transactions:

     -    The number of  personal  loans grew by 44.9% and  financial  volume by
          33.2% compared to the same period in 2002.

     -    The  financial  volume  transacted  by the  Bradesco  BDN ATM  Network terminals totaled R$ 45.3 billion (an increase of 147.5% compared with the same period in 2002).

•    The Bradesco Day and Night ATM Network can also be used by the customers of
     BCN and Mercantil de São Paulo.

Volume of Transactions/Quarter (million)

Number of BDN Network ATMs

BDN Network Distribution - Monthly Productivity - March/2003

Telebanco

Integrated Call Centers: Bank, Cards, Pension Plans, Alô Bradesco, BCN, Finasa and Mercantil

Increase in Number of Calls (million)

* As from 2Q02, Banco Mercantil transactions are computed in the Telebanco environment.

Growth in Financial Volume (in millions of reais)

(*) As from 2Q02, Banco Mercantil transactions are computed in the Telebanco environment.

Highlights:

•    13.5 million electronic voice-response calls per month.

•    4.1 million personalized service calls per month.

•    95% of  personalized  service call  queries are  resolved  during the first contact.

•    R$ 444 million in financial volume from transactions per month.

•    648 thousand products and services sold in 1Q03.

•    85 call-center  representatives  were trained and designated to other areas of the Organization in 2003,  particularly the sales areas,  totaling 1,285 representatives transferred from January 2001 through March 2003.

Cards (million)

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Number of Cards	29.0	30.6	34.5	35.8
Credit	4.7	5.0	6.1	6.2
Debit	24.3	25.6	28.4	29.6
Avg. transaction amount - In reais	2,682.7	2,609.8	3,746.2	3,650.3
Credit	1,827.0	1,814.6	2,363.1	2,350.9
Debit	855.7	795.2	1,383.1	1,299.4
Number of transactions	52.0	51.3	70.4	68.2
Credit	30.3	30.4	37.3	36.4
Debit	21.7	20.9	33.1	31.8

Credit Cards

In 1Q03, despite the negative scenario arising from the valuation of the U.S. dollar and the war in Iraq, the number of Bradesco credit cards increased by 24%, compared with the same period in 2002 while the Visa and Mastercard market increased in conjunction by some 18% (Feb 2002 to Feb 2003). This growth rate expanded our market share from 14% in 2002 to 15% in 2003.

During the same period, billings totaled R$ 2 billion, a growth rate of 30% as compared to the same period in 2002 and the volume of our transactions grew by 20%.

Debit Cards (Electron)

From January to March 2003, the number of debit cards increased by 16% compared to the same period in the prior year. In terms of billings this increase totaled 63%. These figures demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of debit cards. The commercial establishments are our allies in this market, since debit cards are preferred for their guaranteed liquidity, security and easy operation.

Acquiring Market

The network of commercial establishments in Brazil, accredited by the Visa system, is administered by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a direct capital holding of 39%. In the first quarter of 2003, sales of Visanet totaled R$ 12 billion in transactions, including both credit and debit card billings, a 36% increase over the same period in 2002. Visanet expanded its network by 17%, and at present has 767 thousand associated establishments nationwide. The Visa network is preferred by customers precisely because of the card’s wide market acceptance.

Growth

Credit Card Base - Million

Credit Card Billings - In billions of reais

Market Share

Debit Card Base (Electron) - Million

Debit Card Billings - In millions of reais

Corporate

The launching of Bradesco Corporate Banking in 1999 was the first step taken to organize Bradesco’s commercial areas by market, through the development of specialized structures designed to meet and develop specific solutions for each segment.

The structure devised to conduct the Bank’s relationship with Brazil’s major corporations, 1,159 economic groups, comprising Bradesco Corporate Banking’s target market, is growing and improving year by year. Every effort is made to ensure that the related-area professionals have a thorough working knowledge of the related economic sectors and companies and as a result are able to offer complete solutions and genuine added value.

Accordingly, 2002 and the first quarter of 2003 now mark the consolidation of the main management areas for developing business with major corporations. The following activities are now under the same command:

•    Relationship and origination of operations;

•    Capital market;

•    Structured operations, including the development of solutions to attend the specific  needs of major  corporations,  through  differentiated  financial instruments;

•    Project financing;

•    Mergers and acquisitions and financial advisory services.

This decision has led to greater strategic alignment and agile decision making increasing Bradesco Corporate Banking’s capacity to develop complete relationships with major economic groups and offer appropriate solutions for their cash management, private pension plan, asset management, overseas trade and risk management.

In the international area, Bradesco is extending its partnerships with the creation of the Asian Desk through an agreement entered into with UFJ Bank, designed to develop financial solutions for fomenting the commercial and financial flow with countries in eastern Asia where UFJ has an important presence such as China, Hong Kong, Taiwan, Korea, Singapore, Malaysia, Thailand, Indonesia, Philippines, India and Vietnam.

Following the conclusion of the acquisition process of Banco BBVA Brasil S.A., a Spanish Desk will be formed, for the same purpose as the Asian Desk, to develop financial solutions designed to provide leverage to the Bank’s relationship with companies in Brazil that do business with Iberian and Latam countries in which BBVA has a strong presence.

As a result of this segmentation strategy, the most important third-party studies used as management instruments by Bradesco Corporate Banking, such as the Painel da Indústria Financeira (PIF), applied by the São Paulo University (USP), attribute a significant share of the major corporations segment to Bradesco which is ranked leader in penetration, revealing that 78.8% of the company’s analyzed have forged relationships to Bradesco Corporate Banking.

Private Banking

Bradesco Private Banking, through the deployment of tailor-made ISO 9001-accredited products and services, in both local and international markets, advises its customers on how to form the best possible investment portfolio and implement an appropriate strategy for achieving their objectives.

Capital Market

Underwriting Transactions

Up to March 2003, Bradesco coordinated transactions with stock, debentures and promissory notes which totaled R$ 1.184 billion, comprising 70.27% of all issues registered at the Brazilian Securities Commission (CVM).

Of the total number of floating and fixed-return transactions registered at CVM up to March 31, 2003, Bradesco participated in 50% of the primary and secondary stock issues, and in 33% of promissory notes issues.

Bradesco's Share of the Issues Market (in billions of reais)

Origination and Distribution Ranking - ANBID - March/2003

Origination

Stock Ranking (1)	Fixed Income Ranking (2)	General Ranking (1+2)

2002	March/2003	2002	March/2003	2002	March/2003
1st BBA	Santander	1st Unibanco	Bradesco	1st Unibanco	Bradesco
2nd CEF	-	2nd Itaú	Unibanco	2nd Itaú	Santander
3rd UBS	-	3rd Bradesco	Santander	3rd Bradesco	Unibanco
4th Itaú	-	4th BBA	BBV	4th BBA	BBV

Distribution

Stock Ranking (1)	Fixed Income Ranking (2)	General Ranking (1+2)

2002	March/2003	2002	March/2003	2002	March/2003
1st BBA	Santander	1st Unibanco	Bradesco	1stUnibanco	Bradesco
2nd CEF	-	2nd Itaú	Unibanco	2nd Bradesco	Santander
3rd UBS	-	3rd Bradesco	Santander	3rd Banco do Brasil	Unibanco
4th Merrill Lynch	-	4th BBA	BBV	4th Itaú	BBV

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

Confirming its dynamic approach in the prospecting of new business, Bradesco ended 2002 as leader in the intermediation of Mergers and Acquisitions published by the National Association of Investment Banks (ANBID), totaling 7 operations in the amount of R$ 2.7 billion.

ANBID Mergers & Acquisitions

Ranking - Number of Operations

Consultants	Ranking	N° of Operations
Bradesco	1st	7
JP Morgan	2nd	6
Salomon Smith Barney	2rd	6
Unibanco	4th	5
Deutsche	5th	4
Credit Suisse First Boston	6th	3
Goldman Sachs	6th	3
Other	Up to 12th	14
Total Mergers & Acquisitions(*)		28

(*) The total number of mergers and acquisitions does not correspond to the total number of operations attributed to the institutions since each operation generates at least one mention for each participating consultant.

ANBID Mergers & Acquisitions

Ranking - Amount

		Amount
	Ranking	(in thousands of reais)
Consultants
Salomon Smith Barney	1st	18,458,199
Goldman Sachs	2nd	13,055,554
Credit Lyonnais	3rd	10,129,600
Jp Morgan	4th	8,384,443
Merril Lynch	5th	6,534,603
Credit Suisse First Boston	6th	6,500,168
Bradesco	7th	2,710,700
Other	Up to 15th	4,408,750
Total amount of Mergers & Acquisitions(*)		37,216,077

(*) The total amount of mergers and acquisitions does not correspond to the total amount attributed to the institutions since, in certain operations, the same amount may be attributed at the same time to the consultants of both the selling and purchasing company.

In addition to the operations registered at ANBID, another 5 operations were successfully concluded with the assistance of Bradesco advisors, amounting to a total of 12 operations in 2002.

Bradesco’s presence is also notable in Project Finance operations, acting as a financial advisor to major corporations operating in electric power generation and co-related projects such as the construction of gas pipelines. These projects currently amount to some R$ 5.5 billion.

Foreign Exchange

Structure

The Organization has 18 specialized units operating in Brazil (Bradesco - 12, BCN - 5 and Mercantil - 1), 1 Branch in New York (Bradesco), 4 Branches in Grand Cayman (Bradesco, BCN, Boavista and Mercantil), 1 Branch in Nassau (Boavista), 1 subsidiary in Buenos Aires, Banco Bradesco Argentina S.A., 1 subsidiary in Nassau, Boavista Banking Limited and 2 subsidiaries in Luxembourg, Banco Bradesco Luxembourg S.A and Banco Mercantil de São Paulo International S.A. and 1 subsidiary in Tokyo, (Bradesco Services Co.), Ltd. and 1 subsidiary in Grand Cayman (Cidade Capital Markets Ltda.).

In the Exchange area, emphasis should be given to the traditionally important support offered by the Bradesco Organization to foreign trade, with a balance of US$ 5 billion recorded in the foreign exchange trading portfolio for financing imports and exports, as well as for onlending to customers.

Foreign exchange trading for exports from January to March 2003 totaled US$ 2.8 billion, an 11% increase compared to the same period in 2002. We also highlight the 43% increase in foreign exchange trading for imports which totaled US$ 1.4 billion, as compared to the first quarter of 2002.

Volume of Foreign Currency Trade -In billions of U.S. dollars

Export Market

Import Market

We present below the composition of the foreign trade portfolio at March 31, 2003:

	In millions of	In millions
	U.S.dollars	of reais
Export financing
Advance on Foreign Exchange Contracts (ACC)	1,366	4,579
Advance on Export Contracts (ACE)	470	1,575
Prepayments	368	1,234
Loans according to Export Incentive Program (Proex)	0.1	0.3
Onlending of funds borrowed from BNDES/EXIM	61	205
Documentary drafts and bills of exchange	13	44
Indirect exports	6	20
Total export financing	2,284.1	7,657.3
Import financing
Foreign currency import loans	307	1,029
Open import credit	35	117
Total import financing	342	1,146
Total export and import financing	2,626.1	8,803.3

As well as the funds obtained through the Commercial Paper program in the United States, the portfolio is financed mainly by credit lines obtained from Correspondent Banks. At the end of the first quarter, approximately 100 American, Asian and European Banks had extended credit lines to Bradesco.

	Ma	rch 31,2003
	Assets	Stockholders' equity
	In millions of	In millions of
	U.S. dollars	U.S. dollars
Foreign Branches and Subsidiaries
Bradesco New York	958	138
Bradesco Grand Cayman	2,991	346
BCN Grand Cayman	498	130
Boavista Grand Cayman, Nassau and Banking Ltd. - Nassau	594	49
Cidade Capital Markets Ltd. - Grand Cayman	30	30
Bradesco Services Co. Ltd - Tokyo, Japan	0.3	0.3
Mercantil Grand Cayman	257	144
Banco Bradesco Argentina	22	16
Banco Bradesco Luxembourg S.A.	40	38
Banco Mercantil S.P. International S.A.	241	83

The core objective of the foreign branches is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiaries Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

In the first quarter of 2003, as well as loans obtained from international banks, earmarked for foreign trade financing, loans of US$ 543 million were raised through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

Profile of Public and Private Placements Abroad - Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	AMOUNT	DATE ISSUED	MATURITY
2000 - PUBLIC ISSUES - US$ 950m
FxRN	US$	200,000,000.00	2/8/2000	2/8/2002
FxRN	US$	100,000,000.00	5/12/2000	5/13/2002
USCP	US$	300,000,000.00	6/19/2000	6/18/2001
FxRN	US$	200,000,000.00	7/10/2000	7/10/2001
FxRN	US$	150,000,000.00	11/17/2000	11/18/2002
- PRIVATE ISSUES - US$ 250m
2001 - PUBLIC ISSUES - US$ 1.075bn
FxRN	US$	175,000,000.00	2/22/2001	2/22/2002
FxRN	US$	100,000,000.00	4/25/2001	10/25/2002
FxRN	US$	100,000,000.00	6/18/2001	6/18/2003
USCP	US$	250,000,000.00	6/18/2001	6/17/2002
FxRN	US$	100,000,000.00	7/24/2001	7/24/2002
FxRN	US$	200,000,000.00	10/24/2001	10/18/2002
SUBORDINATED DEBT	US$	150,000,000.00	12/17/2001	12/15/2011
- PRIVATE ISSUES - US$ 150m
2002 - PUBLIC ISSUES - US$ 708m
FxRN	US$	150,000,000.00	3/5/2002	3/5/2004
SUBORDINATED DEBT	US$	133,181,126.13	4/25/2002	4/17/2012
USCP	US$	150,000,000.00	6/17/2002	6/16/2003
FxRN	US$	100,000,000.00	9/18/2002	12/19/2002
FxRN	US$	175,000,000.00	12/17/2002	6/17/2003
- PRIVATE ISSUES - US$ 160m
2003 - PUBLIC ISSUES -US$ 475m
FxRN	US$	250,000,000.00	1/14/2003	10/14/2003
FxRN (EUR 70m)	US$	75,456,500.00	2/12/2003	8/12/2003
FxRN	US$	150,000,000.00	2/19/2003	12/19/2003
2003 - PRIVATE ISSUES - US$ 40m

SPREAD OVER TBILL

Bradesco has the following programs:

Type	Currency	Amount
EURO CP PROGRAM (Grand Cayman)	US$	300,000,000
EURO CD PROGRAM (Grand Cayman)	US$	100,000,000
EURO CD PROGRAM (Grand Cayman)	US$	1,000,000,000
MTN PROGRAM	US$	1,500,000,000
USCP	US$	150,000,000
TERM LOAN FACILITY	US$	100,000,000
Total	US$	3,150,000,000

Collection and Tax and Utility Collections

Collection

Bradesco Collection strengthens its position yearly as an authentic partner in the management of corporate business. Combining high standards of efficiency with latest-generation IT resources, Bradesco collection services are an efficient and secure tool for use by a universe of corporate entities.

Bradesco’s computer-recorded Collection services, transmitting and receiving data on a direct computer-to-computer basis, rely on one of the most advanced banking technology systems available, offering important productivity gains to companies by permitting the streamlining of services. The available services include electronic collection (computer-recorded) which permits user companies to consult information online. This system processes approximately 97% of all documents recorded in the Bradesco collection portfolio.

Pag-For Bradesco facilitates the management of Trade Accounts Payable for more than 37 thousand companies.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco’s tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

In billions of reais
2001	2002	2003

	4th Qtr.	1st Qtr.	4st Qtr.	1st Qtr.
Corporate collections (*)	149.7	144.4	161.7	160.2
Pag-For	45.4	42.2	65.8	64.8
Corporate collections + Pag-For	195.1	186.6	227.5	225.0
Taxes	18.0	17.3	19.0	19.1
Water, Electricity, Telephone, Gas	2.7	2.8	3.4	3.5
Social security payments	3.8	2.9	4.4	3.3
Tax + utility collections	24.5	23.0	26.8	25.9

Number of transactions (millions)
2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Corporate collections (*)	166.2	158.6	171.1	165.6
Pag-For	14.3	14.1	18.0	17.2
Corporate collections + Pag-For	180.5	172.7	189.1	182.8
Taxes	14.0	13.7	12.9	14.7
Water, Electricity, Telephone,Gas	25.8	25.6	27.1	27.4
Social Security (a)	11.4	11.7	12.7	9.3
Tax + utility collections	51.2	51.0	52.7	51.4

(*)Total movement (funds obtained, used, credits, etc.).
Payment via direct debit
12.467 million - January to March/2002
12.413 million - January to March/2003
(a) Total beneficiaries: more than 3,605 thousand retirees and pensioners (corresponding to 17.58% of all those registered with the Brazilian Institute of Social Security (INSS).

Growth in Collections and Pag-For

Growth in Tax and Utility Collections/Payments

Stock, Custody and Controllership Services

With an appropriate infrastructure and specialized personnel, Bradesco offers its customers the following services: custody of securities, controllership, DR-Depositary Receipt and BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas. All accredited by ISO 9001/2000.

179  companies comprise the Bradesco  Computer-registered Share System, with 5.6 million shareholders;
29   companies with Computer-registered Debentures, issued in a total of R$ 11.4 billion;
322  customers use the Bradesco Custody  services,  with total assets of R$ 67.9 billion;
546  Investment Funds and Managed Portfolios,  with Controllership  services and equity of R$ 81.9 billion;
13   Computer-registered  Investment  Funds,  with  a  market  value  of R$  865 million;
09   Registered DR Programs, with a market value of R$ 12.7 billion;
02   Registered BDR Programs, with a market value of R$ 237.6 million.

Customers using custody services x assets under custody

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investment Growth

In millions of reais

	1998	1999	2000	2001	2002	March/2003
Infrastructure (*)	205	215	227	509	613	69
IT/Telecommunications	317	553	617	743	947	223
Total	522	768	844	1,252	1,560	292

(*) In 2001, includes contract for Banco Postal services (R$ 200 million)

BCN

Consolidated Balance Sheet - In millions of reais

2001	2002	2003

	December	March	December	March
ASSETS
Current assets and long-term receivables	17,444	19,063	23,273	25,932
Funds available	589	588	933	2,155
Interbank investments	137	245	3,777	5,380
Securities and derivative financial instruments	6,212	6,104	3,469	3,612
Interbank and interdepartmental accounts	370	487	1,001	1,001
Credit and leasing operations	8,336	9,470	11,790	11,477
Other receivables and Other assets	1,800	2,169	2,303	2,307
Permanent assets	342	337	530	535
Total	17,786	19,400	23,803	26,467
LIABILITIES
Current and long-term liabilities	16,520	18,084	22,270	24,409
Demand, time and interbank deposits	8,043	8,952	12,918	12,250
Savings account deposits	656	678	775	767
Deposits received under security repurchase agreements
and funds from the issuance of securities	3,631	3,722	3,266	4,317
Interbank and interdepartmental accounts	64	21	108	133
Borrowings and onlendings	2,619	2,690	3,161	4,183
Derivative financial instruments	143	46	375	185
Other liabilities	1,364	1,975	1,667	2,574
Deferred income	2	2	6	18
Minority interest in Subsidiaries	-	-	-	363
Stockholders' equity	1,264	1,314	1,527	1,677
Total	17,786	19,400	23,803	26,467

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from lending and trading activities	816	996	985	1,502
Expenses	(379)	(609)	(440)	(991)
Gross profit from financial intermediation	437	387	545	511
Other operating income (expenses), net	(305)	(277)	(411)	(376)
Operating income	132	110	134	135
Non-operating income (expenses), net	-	5	(2)	(1)
Income before taxes on income and profit sharing	132	115	132	134
Income tax and social contribution	(56)	(43)	(49)	84
Minority interest in subsidiaries	-	-	-	(8)
Net income	76	72	83	210

Net Income and Stockholders’ Equity

First quarter net income of Banco BCN S.A., a wholly owned subsidiary of Banco Bradesco S.A., was R$ 209.613 million, an increase of 189.6% as compared to the same period in 2002. The annualized return on stockholders’ equity of R$ 1.677 billion, adjusted for proportional dividends for the quarter - R$ 59.870 million was 60.2%. In 1Q03, non-recurring income was recorded in the amount of some R$ 132.400 million as result of deferred tax assets recorded on prior-year tax losses and negative bases of social contribution in Potenza Leasing S.A. Arrendamento Mercantil, a wholly owned subsidiary of BCN. Disregarding this effect, results for the quarter totaled R$ 77.213 million, a 6.5% increase over results for the same period in 2002 and an annualized return of 21% on stockholders’ equity.

Assets and Liabilities

Total assets for the quarter grew to R$ 26.467 billion, an 11.2% increase as compared to the amount at December 31, 2002, highlighting the incorporation of R$ 1.462 billion of Bradesco Leasing S.A. Arrendamento Mercantil, on February 28, 2003, based on the book balances at January 31, by BCN Leasing Arrendamento Mercantil S.A., whose name was changed to Bradesco BCN Leasing S.A. Arrendamento Mercantil. Emphasis should also be given to the amount of R$ 1.216 billion from the placement of debentures in February

Credit operations, including leasing operations and advances on foreign exchange contracts (ACC), before the allowance for loan losses, totaled R$ 12.799 billion, or 48.4% of assets and interbank investments and securities and derivative financial instruments totaled 34%.

Overall funds obtained and managed at March 31, 2003 totaled R$ 26.627 billion and include an amount of R$ 2.734 billion in Investment Funds, sold by BCN Branches, managed by BRAM - Bradesco Asset Management Ltda. and administrated by Banco Bradesco. Deposits, including savings accounts totaled 48.9% of this total, with a balance of R$ 13.017 billion.

BCN - The Relationship Bank

One of the Bradesco Organization’s companies, BANCO BCN S.A. is known as the RELATIONSHIP BANK maintaining a constantly high standard of customer service offering differentiated products and services.

At the end of the first quarter, the BCN Customer Service Branch Network comprised 463 outlets, including 225 Branches in Brazil, 1 Branch of Banco Finasa S.A., 1 Branch abroad in Grand Cayman and 186 traditional and online Banking Service Posts, as well as 51 Branches of Finasa Promotora de Vendas Ltda. Through the Self-service Network BCN customers have access to 926 ATMs installed in the BCN Branches and Banking Service Posts and to 10,102 ATMs comprising the BDN - Bradesco Day and Night Network which can be used by BCN customers for cash withdrawals and on-screen balance consultations, as well as to the 2,247 ATMs comprising the 24-Bank Network.

Customers also have access to the efficient remote service structure which consists of the call centers Linha Viva (Live Line) and Alô BCN (Hello BCN), BCNNET Internet Banking, at the url: www.bcn.com.br and two BCN DIGITAL Branches (in São Paulo and Rio de Janeiro), offering an advanced concept in telephone services whereby bank products and services are sold by management teams and delivered by courier service with no need for customers to leave their homes or the office.

At March 31, 2003, Banco BCN had some 658 thousand checking account customers and 133 thousand non-checking account customers. Banco Finasa S.A. had some 860 thousand customers. Credit card holders totaled more than 203 thousand and Savings accounts reached a record 730 thousand.

Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

	2001	2002		2003
	December	March	December	March
ASSETS
Current assets and long-term receivables	2,030	2,876	4,051	4,123
Funds available	1	1	-	1
Interbank investments	3	3	38	4
Securities and derivative financial instruments	11	12	16	15
Interbank and interdepartmental accounts	8	9	19	17
Credit and leasing operations	1,798	2,615	3,745	3,813
Other receivables and Other assets	209	236	233	273
Permanent assets	6	6	7	8
Total	2,036	2,882	4,058	4,131
LIABILITIES
Current and long-term liabilities	1,885	2,719	3,839	3,873
Demand, time and interbank deposits	1,671	2,490	3,502	3,523
Deposits received under security repurchase agreements and funds
from the issuance of securities	4	3	6	3
Interbank accounts	-	25	-	2
Borrowings and onlendings	-	-	75	83
Derivative financial instruments	33	-	66	72
Other liabilities	177	201	190	190
Deferred income	-	-	3	16
Stockholders’ equity	151	163	216	242
Total	2,036	2,882	4,058	4,131

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from lending and trading activities	174	257	350	362
Expenses	(104)	(158)	(211)	(213)
Gross profit from financial intermediation	70	99	139	149
Other operating income (expenses), net	(53)	(81)	(93)	(108)
Operating income	17	18	46	41
Non-operating income (expenses), net	(1)	(1)	-	(1)
Income before taxes on income	16	17	46	40
Income tax and social contribution	(5)	(6)	(14)	(13)
Net income	11	11	32	27

BANCO FINASA S.A., a wholly owned subsidiary of Banco BCN S.A., a Bradesco Organization company, operates in the auto, goods and services financing segment, through the intermediation of Finasa Promotora de Vendas Ltda., which is responsible for prospecting new customers and preparing credit proposals.

At March 31, 2003, Finasa Promotora had 51 Branches and was present in 13,342 new and used vehicle dealership outlets and 1,182 stores selling furniture and home decor, mobile telephony and IT related equipment.

Customers served by Banco Finasa totaled 860 thousand.

Performance of Banco Finasa S.A.

Net Income and Stockholders’ Equity

First quarter net income was R$ 26.550 millions, an annualized return of 51.6% on stockholders’ equity of R$ 242.221 million.

Assets

Consolidated assets at March 31, 2003 totaled R$ 4.131 billion, with R$ 3.813 billion in credit and leasing operations, at present value, of which R$ 3.734 billion comprised auto financings.

Auto financing (CDC) sales for the quarter totaled R$ 750.690 million, a 92.4% increase over the first quarter of the prior year and 31% over the amount recorded for the fourth quarter of 2002. Market share increased from 7.6% in 1Q02 to 15.8% in 1Q03.

The excellent auto financing sales performance maintained the portfolio above the levels attained following the acquisition of Banco Ford S.A.’s operations and the incorporation of the financing portfolio of Finasa S.A. Crédito Financiamento e Investimento, in 2002.

Banco Mercantil de São Paulo S.A.

Consolidated Balance Sheet - In millions of reais

2002	2003
March	December	March

ASSETS
Current assets and long-term receivables	6,958	6,362	6,141
Funds available	72	78	65
Interbank investments	830	990	1,035
Securities	873	923	938
Interbank and interdepartmental accounts	566	574	720
Credit and leasing operations	3,252	2,466	1,946
Other receivables and other assets	1,365	1,331	1,437
Permanent assets	805	513	497
Total	7,763	6,875	6,638
LIABILITIES
Current and long-term liabilities	6,974	6,129	5,683
Demand, time and interbank deposits	3,690	3,397	3,452
Savings account deposits	535	571	554
Deposits received under security repurchase agreements
and funds from the issuance of securities	1,286	627	794
Interbank and interdepartmental accounts	220	67	201
Borrowings and onlendings	697	1,009	244
Other liabilities	546	458	438
Deferred income	1	2	1
Minority interest	53	39	7
Stockholders’ equity	735	705	947
Total	7,763	6,875	6,638

Statement of Income - In millions of reais

	2002	2003
	4th Qtr.	1st Qtr.

Income from lending and trading activities	168	299
Expenses	24	(209)
Gross profit from financial intermediation	192	90
Other operating income (expenses), net	(167)	(78)
Operating income (loss)	25	12
Non-operating income, net	(10)	2
Income (loss) before taxes on income and profit sharing	15	14
Income tax and social contribution	(12)	10
Minority interest and employee profit sharing	-	-
Net income	3	24

We are pleased to present the consolidated financial statements of Banco Mercantil de São Paulo S.A., prepared in conformity with Brazilian corporate legislation for the first quarter of 2003.

Performance/Achievements for the Period

Capital

Banco Mercantil de São Paulo S.A., increased its capital by R$ 25.1 million during the quarter, through the issue of 272,388,534 nominative-registered shares, with no par value, of which 136,194,287 are common and 136,194,247 are preferred shares, as a result of the incorporation of Pevê Finasa Participações e Prédios S.A and Pevê Prédios S.A., at the Extraordinary General Meeting held on January 30, 2003. At the Extraordinary General Meeting of March 31, 2003, approval was given to reduce the capital of Mercantil de São Paulo S.A. by R$ 41.7 million, with the cancellation of 375,409,307 nominative-registered shares of which 49,057,547 are common and 326,351,760 are preferred and to incorporate Boavista S.A. Distribuidora de Títulos e Valores Mobiliários, the Bank’s parent company.

Stockholders’ equity totaled R$ 947.2 million. Net equity per thousand shares totaled R$ 156.98.

Economic Results

Assets totaled R$ 6.6 billion. The amount of income, including stockholdings, totaled R$ 364 million. Expenses totaled R$ 348 million and administrative expenses totaled R$ 109 million. As a result of the migration of transactions to Bradesco, which will occur on May 19, there has already been a decrease of 6% as compared to the fourth quarter of 2002. Net income for the period was R$ 23.5 million.

Investment and Obtaining of Funds

Credit operations totaled R$ 2.4 billion, while deposits and other funding totaled R$ 5.1 billion.

Branches and Services

At the end of the first quarter, the Bank's nationwide network was formed by 219 strategically distributed branches. Our 456,951 consumer and corporate checking account holders can use 199 Banking Service Outlets (PABs, PAEs and PAPs). The Self-service Network operates with 774 terminals installed in the Bank's own Branches and Banking Service Posts and also through the 24Hour Bank Network with its 2,247 Service Outlets, 21,000 Shared Network units and some 9,860 Bradesco Day and Night BDN Network terminals.

The Bank's overseas branch in Grand Cayman and an affiliated Bank in Luxembourg maintained their typical international financial market activities, focusing particularly on foreign trade financing.

Products

Finasa Credit Cards

The special treatment given by Banco Mercantil de São Paulo S.A. to this product produced first-quarter sales of 19,056 cards in a total portfolio of 284,891 units, corresponding to an increase of 7.2%, compared with the same period in 2002. Billings also increased by 5.2% compared to results for the same quarter in the prior year and totaled R$ 94.6 million.

New management approach regarding branch revenue

New sales actions and tools are also being developed to stimulate and facilitate increases in the Bank's customer base and average consumption of products and services per customer by the branches. Accordingly, the Bank's network offers cutting-edge banking technology facilitating the opening of accounts at banking posts (PABs), as well as appropriate support for mass account openings, facilitating the day-to-day activities of the branches and in turn customer service quality.

Self-service Channels

Telefinasa: seeking excellence in customer service, the Finasa call center received 904,299 interactive voice-response calls (URA) with a total 1,031,177 transactions and consultations during the first quarter of 2003.

Finasa Internet Banking: in the Online Product segment, Finasa Internet Banking for Consumer Customers has 33,744 registered accounts, corresponding to an 8.6% share of the account base for the quarter.

Relationship Accounts: at March 31, 2003, , Banco Mercantil de São Paulo S.A. has 380,854 consumer checking account holders, corresponding to 392,628 accounts. 28.6% of all consumer customer checking accounts are Special Check accounts with authorized overdraft facilities. 7,893 accounts were opened during the first quarter of 2003.

At March 31, 2003, the corporate customer portfolio had 76,097 checking account customers, corresponding to 93,888 accounts. Of these, 1,701 accounts were opened during the first quarter. The Savings Account Portfolio has 498,595 registered accounts.

The Finasa Easy Account service package (Conta Fácil Finasa) giving priority to customer relationships and offering a range of differentiated and competitive products had 205,582 registered customers at March 31, 2003.

Bradesco Products: in aggregate to increase customer benefits

Banco Mercantil de São Paulo S.A. is aggregating its personalized products and customer service with the facilities and other services offered by Banco Bradesco. As a result, customers now have access to the market's most complete self-service network. In addition to the Mercantil Self-service Network and the 24-Hour Bank kiosks, customers also have access to the extensive BDN Bradesco Day and Night ATM network.

The Mercantil Branch Network sells the very successful Verde Amarelo Pé Quente series savings bond, which has a 60-month term. Other available products and services include Pé Quente savings bonds, Disque Fácil, Clique Fácil, Voe Fácil, 10, Milênio and Reserva Especial.

In the health insurance area, Mercantil Customers have access to all products from the Bradesco Saúde e Vida range.

The options available to customers in the private pension plan area were extended to include Bradesco Vida e Previdência products, which cover the Bank’s diverse customer profiles. These include the PGBL (PGBL Proteção Familiar and Prev Jovem PGBL) and VGBL (VGBL Proteção Familiar) plans, a conventional plan with special features (Conta Vip de Rendas Programadas) and a Redeemable Family Coverage (Cobertura Familiar Resgatável) plan.

Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2001	2002		2003
	December	March	December	March
ASSETS
Current assets and long-term receivables	242	119	156	146
Short-Term interbank investments and securities	69	68	82	86
Other receivables and other assets	173	51	74	60
Permanent assets	18	18	18	18
Total	260	137	174	164
LIABILITIES
Current and long-term liabilities	186	60	88	74
Other liabilities	186	60	88	74
Stockholders' equity	74	77	86	90
Total	260	137	174	164

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from lending and trading activities	5	3	4	4
Gross profit from financial intermediation	5	3	4	4
Other operating income (expenses), net	4	2	1	1
Operating income	9	5	5	5
Income before taxes on income and profit sharing	9	5	5	5
Income tax and social contribution	(3)	(2)	(1)	(2)
Net income	6	3	4	3

Bradesco Corretora ended the first quarter of 2003 maintaining its outstanding position in the Capital Market.

We present below a summary of the company’s main activities for the quarter:

Bradesco Corretora ended the 1st quarter among the 10 most important brokerage firms, out of more than 90 operating in the São Paulo Stock Exchange (BOVESPA). During the quarter, services were provided to 14,781 investors and 50,792 buy and sell orders were carried out for a total financial volume of R$ 1.9 billion.

Bradesco Corretora negotiated R$ 364.7 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 53.9 billion, ranking the Corretora among the 30 most important brokerage firms out of more than 100 participants. The Corretora has centered its efforts on the continued expansion of its business as well as promoting the futures market. For example, in the agricultural area it acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and exhibitions. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the quarter totaled 30,454 orders with a financial volume of R$ 167.6 million, representing 5.6% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fourth in the overall ranking. The customer base increased by 5.5% with more than 793 new customers registered during the quarter and more than 8,532 e-mails received.

As a result of its important role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with financial volume of R$ 23.4 million for the quarter.

Net income recorded for the quarter totaled R$ 3.1 million.

Stockholders' equity at the end of the quarter increased to R$ 89.7 million, corresponding to 54.8% of total assets which totaled R$ 163.6 million.

Information - Trading at BM&F and BOVESPA

	2001	2002		2003
	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
BM&F
Ranking	1st	1st	29th	26th
Contracts traded (millions)	6.2	3.5	0.3	0.4
Financial volume (in billions of reais)	810.8	387.9	39.1	53.9
Stock Exchange
Ranking	9th	7th	5th	9th
Number of investors	13,287	16,172	13,006	14,781
Number of orders executed	37,755	38,604	58,180	50,792
Volume traded (in billions of reais)	2.2	2.5	2.6	1.9
Home Broker
Registered customers	9,473	11,091	14,334	15,127
Orders executed	22,738	21,993	36,806	30,454
Volume traded (in millions of reais)	123.5	128.4	194.3	167.6

Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

2001	2002	2003

	December	March	December	March
ASSETS
Current assets and long-term receivables	3,260	2,887	3,464	2,825
Funds available	333	467	574	414
Interbank investments	-	-	-	2,354
Securities and derivative financial instruments	2,917	2,405	2,829	-
Other receivables and Other assets	10	15	61	57
Permanent assets	134	124	140	127
Total	3,394	3,011	3,604	2,952
LIABILITIES
Current and long-term liabilities	158	62	172	216
Other liabilities	158	62	172	216
Stockholders' equity	3,236	2,949	3,432	2,736
Total	3,394	3,011	3,604	2,952

Statement of Income - In thousands of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from lending and trading activities	10	22	5	9
Gross profit from financial intermediation	10	22	5	9
Other operating income (expenses), net	(266)	(313)	(329)	(530)
Operating expense	(256)	(291)	(324)	(521)
Loss	(256)	(291)	(324)	(521)

Bradesco Securities, Inc., a wholly owned subsidiary of Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 80 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Leasing (1)

Balance Sheet - In millions of reais

2001	2002	2003

	December	March	December (2)	March (3)
Assets
Current assets and long-term receivables	2,297	2,532	3,372	4,818
Funds available	2	2	6	6
Interbank investments	579	668	1,568	3,023
Securities and derivative financial instruments	17	18	10	21
Credit and leasing operations	1,409	1,515	1,385	1,269
Other receivables and Other assets	290	329	403	499
Permanent assets	50	48	40	37
Total	2,347	2,580	3,412	4,855
LIABILITIES
Current and long-term liabilities	1,615	1,700	1,706	2,964
Demand, time and interbank deposits	272	265	266	144
Securities received under security repurchase agreements	-	97	59	1,454
and Funds received from issuance of securities	157	244	240	242
Borrowings and onlendings	-	-	14	11
Derivative financial instruments	1,186	1,094	1,127	1,113
Other liabilities	732	880	1,706	1,891
Stockholders' equity	2,347	2,580	3,412	4,855

(1) Includes: Bradesco Leasing, BCN Leasing, Boavista S.A. Arrendamento Mercantil, Finasa Leasing, Potenza Leasing and Bancocidade Leasing
(2) On December 31, 2002, Boavista S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A. and Potenza S.A. Arrendamento Mercantil were spun off based on their book value at November 30, 2002, and the spun-off portions of these companies were transferred to BCN Leasing Arrendamento Mercantil S.A.
(3) On February 28, 2003, BCN Leasing Arrendamento Mercantil S.A. incorporated Bradesco Leasing S.A. Arrendamento Mercantil, at book value on January 30 and changed its name to BRADESCO BCN LEASING S.A. ARRENDAMENTO MERCANTIL.

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from lending and trading activities	38	100	134	195
Expenses	7	(52)	(34)	(84)
Gross profit from financial intermediation	45	48	100	111
Other operating income (expenses), net	(14)	(11)	(37)	(25)
Operating income	31	37	63	86
Non-operating income	7	3	6	3
Income before taxes on income	38	40	69	89
Income tax and social contribution	(13)	(13)	8	102
Net income	25	27	77	191

Bradesco's leasing operations are carried out through its subsidiaries: Bradesco BCN Leasing S.A. Arrendamento Mercantil (from February 2003), Banco Finasa S.A. and Finasa Leasing Arrendamento Mercantil S.A.

At March 31, 2003, Bradesco’s leasing operations totaled R$ 1.441 billion (present value) with 44,768 contracts. As well as R$ 33.409 million of operating lease receivables.

In accordance with the Brazilian Association of Leasing Companies (ABEL), Bradesco is one of the leaders in the national ranking of leasing companies, with a 17% market share (Base date: February/2003).

Bradesco leases different types of asset, including light vehicles (cars) and heavy vehicles (buses and trucks), airplanes, machinery, equipment and computers.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at March 31, 2003 (present value)

Bradesco Consórcios Ltda.

Operations

On June 11, 2002, all the quotas of Administradora de Consórcios Potenza Ltda. were transferred from Banco BCN S.A. to Banco Bradesco S.A.

On June 24, 2002, approval was given to change the company’s name to Bradesco Consórcios Ltda. and its principal place of business to Osasco-SP.

These acts were ratified by the Brazilian Central Bank (BACEN) on July 22, 2002.

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas exclusively to Bradesco Organization employees.

On January 21, 2003, Bradesco commenced the sale of consortium quotas to its account holders and non-account holders.

At March 31, 2003, a total 14 thousand consortium quotas had been sold.

The first online meeting of Bradesco Consortium holders was held on February 26, 2003, followed by the second meeting on March 15.

By March 2003, a total of 70 items had been received by consortium participants.

The company uses all the facilities of the Bradesco, BCN and Mercantil customer service network to commercialize the products offered. The consortium groups managed by the former company are now closed.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the light and heavy vehicle and real estate segments, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its Customers, providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices and considering, in particular, as regards real estate products, the country’s present housing deficit.

Bradesco Consórcios is prepared to meet the demands of consumers from all income brackets, not yet catered for in Brazil, at accessible prices. The Consortium segment is a complementary niche to regular banking activities and at present there are 3 million (*) consortium group members nationwide. According to information gathered, only 14% (*) of vehicles sold in Brazil are sold via the Consortium method.

At present an average 63.4 thousand (*) participants receive items monthly through this purchase method as compared to 63.2 thousand (*) in 2002, an increase of 0.3% (*) including first homes and new cars and more than 20 other products sold through the consortium quota system.

The company’s consortium quotas are placed in the market through brokers of Bradesco Vida e Previdência, one of the Bank’s related parties, working from the Bank’s Branches, via the Fone Fácil call centers and online via Internet.

Representation

Bradesco plays a central role in this segment providing Brazilians with more opportunities to acquire goods and real estate.

As a result of this activity our medium and long-term results will undoubtedly grow, with positive effects on our capacity to secure new customers.

(*) Source ABAC - Brazilian Association of Consortium Administrators

Insurance(1)

Balance Sheet - In millions of reais

2001	2002	2003

	December	March	December	March
ASSETS
Current and long-term assets	3,359	3,052	3,404	3,572
Securities	1,678	1,589	1,679	1,814
Insurance transactions and other accounts receivable	1,681	1,463	1,725	1,758
Permanent assets	1,847	1,986	2,021	2,054
Total	5,206	5,038	5,425	5,626
LIABILITIES
Current and long-term liabilities	2,793	2,698	2,738	2,854
Tax and social security contributions	526	463	587	591
Insurance-related payables	293	188	173	223
Other liabilities	579	694	366	352
Technical reserves	1,395	1,353	1,612	1,688
Minority interest	82	40	95	51
Stockholders’ equity of the parent company	2,331	2,300	2,592	2,721
Total	5,206	5,038	5,425	5,626

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Earned premiums	1,105	1,156	1,236	1,328
Retained claims	(846)	(861)	(941)	(1,035)
Selling expenses	(141)	(131)	(157)	(156)
Other operating income (expenses)	(13)	1	18	17
Contribution margin	105	165	156	154
Administrative costs	(138)	(138)	(162)	(169)
Taxes	(18)	(18)	(28)	(24)
Financial results	135	85	72	79
Operating income	84	94	38	40
Non-operating income	91	(23)	13	(7)
Results on investments in subsidiary and
associated companies	192	125	154	129
Minority interest	(1)	-	(7)	-
Income before income tax and social contribution	366	196	198	162
Income tax and social contribution	(56)	(27)	14	(9)
Net income	310	169	212	153

N.B. Includes insurance premiums issued by Bradesco Vida e Previdência S.A. (with VGBL)

(1) Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saúde, União Novo Hamburgo de Seguros and Finasa Seguradora S.A. (as from 1H02).

Performance Ratios

%
2001	2002	2003

	December	March	December	March
Claims ratio (1)	74.4	71.8	72.0	71.8
Selling ratio (2)	13.3	11.4	11.9	11.7
Combined ratio (3)	102.3	99.0	100.3	102.6
Expanded combined ratio (4)	95.4	92.2	94.6	96.8
Administrative expense ratio (5)	12.3	11.7	12.8	12.4

(1) Retained claims (excluding withdrawals on life insurance from 2002 and withdrawals on VGBL from 2003)/earned premiums.
(2) Selling expenses/earned premiums.
(3) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/earned premiums.
(4) (Retained claims + Selling expenses + Administrative costs + Taxes + Other operating expenses)/(Earned premiums + Financial result on Earned premiums).
(5) Administrative expenses/earned premiums.

Insurance Premium Market Share (%)

Bradesco Seguros secured R$ 1.4 billion in premiums and maintained its industry leadership with a 24.3% market share. An amount of R$ 5.8 billion was secured in premiums by this sector up to February 2003.

Growth in Technical Reserves

Growth in Assets Guaranteeing Technical Reserves

Earned Premiums by Insurance Line

Accumulated - In millions of reais
Insurance	2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Health	523	557	596	618
Auto/RCF (a)	304	274	312	327
Life/AP(b) /VGBL(c)	192	223	227	265
Basic Lines	60	66	75	81
DPVAT(d)	26	36	26	37
Total	1,105	1,156	1,236	1,328

(a) Optional third-party liability.
(b) Personal accident.
(c) Long-term life products.
(d) Compulsory vehicle insurance.

In the first quarter of 2003, the company’s earned premiums grew by 14.9% as compared to the same period in the prior year.

Earned Premiums by Insurance Line - Accumulated to March 2003 - (%)

Total Claims Ratio - % (prior 12 months)

Number of Policyholders - Thousand

Up to March 31, 2003, the number of customers grew by 3.4% for the quarter in comparison to the same period in 2002.

Bradesco Saúde continues to maintain its outstanding market position, especially in the corporate health insurance segment. Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.3 million customers.

The increasing number of beneficiaries employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Health Insurance market.

Approximately 11 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of the 100 largest companies in Brazil, 35 are Bradesco clients in the Health and Dental Health lines and out of the country’s 10 largest companies, 60% are Bradesco Saúde clients.

Emphasis should also be given to the practical nature of the Bradesco Saúde Portal (http://www.bradescosaude.com.br), which, in addition to providing information on available products, also offers a number of services to policyholders, prospects and brokers.

The Bradesco Insurance Group occupies a leadership position in the Basic Line Brazilian market, which comprises the following main types of insurance, named and operating risks, national and international transport, oil risks, engineering risks, third-party liability, aircraft, maritime hulls, fire and sundry risks, among others.

In the mass market insurance segment, focusing on consumer and small and medium corporate customers, the results achieved from policy sales continue significant, particularly Bradesco Seguro Residencial Simplificado (Bradesco Simplified Residential Insurance).

In the Corporate Insurance area, the Group maintained its leadership through its participation in insuring business conglomerates operating in the automobile, mining, steel, oil, electrical power, agribusiness, paper and pulp, chemical, aluminum and aircraft industries, confirming the Bradesco Insurance Group’s significant presence among Brazil’s major corporations.

The Automotive and RCF (Optional Third Party Liability) line posted an important increase in the number of policyholders and the technically correct pricing policy was maintained. Emphasis should also be given to the implementation of the differentiated services which add value to products, such as discounts given through the nationwide customer service networks and the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

The first quarter could not have been better for Bradesco Seguros. The Company secured the leadership of the Brazilian market’s most important insurance line, automobiles, which represents more than 25% of this sector revenue. Based on official data from SUSEP, in January, Bradesco obtained R$ 117.7 million in premiums for this line, a 6.4% increase over the amount determined by the second-ranked group.

Undisputed leader in the insurance sector, Bradesco surpassed its prior-year record obtaining billings of more than R$ 10 billion in the insurance, private pension plan and savings bond segments.

Awards

The Bradesco Seguros website is among the Top 3 companies classified in the iBEST Insurance category, ie among the three best-rated insurance company sites in Brazil.

Private Pension Plans

Balance Sheet - In millions of reais

2001	2002	2003

	December	March	December	March
ASSETS
Current and long-term assets	12,202	12,866	17,400	19,055
Available funds	8	19	2	16
Interbank investments	16	16	18	18
Securities	11,731	12,453	16,923	18,661
Insurance operations and other accounts receivable	447	378	457	360
Permanent assets	302	301	251	252
Total	12,504	13,167	17,651	19,307
LIABILITIES
Current and long-term liabilities	11,551	12,121	16,536	18,126
Tax and social security contributions	196	190	420	349
Operating liabilities for Insurance and Private Pension Plans	215	92	156	72
Other liabilities	33	157	57	36
Technical reserves	11,107	11,682	15,903	17,669
Stockholders' equity	953	1,046	1,115	1,181
Total	12,504	13,167	17,651	19,307

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Retained premiums	191	222	959	769
Variations in premium reserves	(25)	(10)	(755)	(506)
Earned premiums	166	212	204	263
Retained claims	(88)	(120)	(124)	(190)
Selling expenses - Insurance	(56)	(46)	(55)	(56)
Other operating income (expenses)	11	19	28	35
Income from net contributions	442	298	321	151
Expenses with benefits/matured plans	(494)	(349)	(503)	(399)
Selling expenses - Pension Plans	(28)	(30)	(24)	(25)
Administrative expenses	(55)	(43)	(60)	(50)
Tax expenses	(5)	(5)	(3)	(3)
Financial income	537	475	1,273	1,242
Financial expenses	(392)	(274)	(1,007)	(825)
Equity income and expenses	3	3	2	2
Non-operating income	23	(1)	5	1
Income before taxes and profit sharing	64	139	57	146
Taxes and profit sharing	6	(46)	15	(48)
Net income	70	93	72	98

Income from Plans - Market Share (%)

Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

Income from its private pension plans has grown some 43.3% per year over the last five years, enabling the company to maintain its leadership position with 40.8% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves In millions of reais

Providing a safe option for both participants and beneficiaries, Bradesco Vida e Previdência has recorded increasing growth in the volume of its technical reserves. During the quarter, technical reserves presented an increase of 11% over the same period in 2002, highlighting the company's capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its participants has ensured its ranking as Brazil's largest listed private pension plan company.

Guaranteeing Assets Market Share (%)

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência ended the first quarter of 2003 with a high level of capitalization. The investment portfolio presents an ongoing growth in financial volume and results, well above the required volume of technical reserves.

The company's success and commitment to the implementation of its policies are confirmed by its 51.2% share of this segment, one of most important market indicators.

Growth in Guaranteeing Assets (in millions of reais)

Increase in Number of Participants - Thousands

During the quarter, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a 1.1% increase in the number of participants compared to the performance recorded for the same period in 2002. Total plan participants surpassed the 1.2 million mark.

Savings Bonds (2)

Balance Sheet - In millions of reais

2001	2002	2003

	December	March	December	March
ASSETS
Current and long-term receivables	1,581	1,563	1,776	1,863
Securities	1,453	1,479	1,664	1,787
Accounts receivable and other accounts receivables	128	84	112	76
Permanent assets	294	305	340	342
Total	1,875	1,868	2,116	2,205
LIABILITIES
Current and long-term liabilities	1,554	1,502	1,884	1,930
Tax and social security contributions	205	155	205	178
Other liabilities	13	10	84	96
Technical reserves	1,336	1,337	1,595	1,656
Stockholders' equity	321	366	232
Total	1,875	1,868	2,116	2,205

Statement of Income - In millions of reais

2001	2002	2003

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.
Income from savings bonds	228	192	339	249
Variation in technical reserves	(16)	1	(170)	(35)
Redemption of bonds	(215)	(181)	(169)	(197)
Bonds redeemed	(207)	(166)	(164)	(191)
Winning bonds	(8)	(15)	(5)	(6)
Financial income	104	55	38	58
Administrative expenses	(18)	(16)	(19)	(17)
Equity results	19	11	47	2
Non-operating income	(3)	-	3	-
Income before taxes	99	62	69	60
Income tax and social contribution	(26)	(17)	(7)	(19)
Net income	73	45	62	41

(2) Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

Bradesco Capitalização is completing three months of leadership in four Brazilian states, according to the latest figures for January published by SUSEP. The company’s market share was 40.2% in Bahia, 23.4% in São Paulo, 27.2% in Santa Catarina and 35.5% in Amapá. In 2002, the company’s billings totaled R$ 1.020 billion.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, the company developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This new phase brought the company closer to the general public and consolidated the success of its “Pé Quente”(Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO9002 accreditation and in December 2002 this certificate was upgraded to the 2000 Version, ISO 9001:2000. This accreditation from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans Market Share (%)

Technical Reserves Market Share (%)

Growth in Technical Reserves - In millions of reais

With its fast-growing volume of technical reserves, Bradesco Capitalização surpassed the mark of R$ 1.6 billion. At present, the company has a 22.1% market share of the total volume of technical reserves and in the first quarter of 2003 presented a growth rate of 22.8% as compared to 2002. This result conveys confidence and highlights the company’s capacity to honor the commitments assumed with its customers.

Growth in Assets Guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

Outstanding Savings Bonds - Thousand

At March 31, 2003, the number of customers increased by 35.9% as compared to the same period in 2002, surpassing the 2.6 million mark. The outstanding savings bond portfolio also presented a significant 26.4% increase over the same period in the prior year, attaining a total of 7.2 million outstanding bonds.

Ratings

Ratings - Banco Bradesco

FITCH RATINGS								ATLANTIC RATING	MOODY'S INVESTORS SERVICE									STANDARD & POOR'S	AUSTIN ASIS
		International Scale				National Scale		National Scale			International Scale				National Scale		Financial Quality	International Scale Issuer	National Scale Issuer
		Foreign Currency		Local Currency		National			Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Local Currency	Financial Soundness
Individual	Support	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	National	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term		Long-term	
A	1	AAA	F1	AAA	F1	AAA(bra)	**F1+(bra)**	**AAA**	Aaa	P-1	Aaa	P-1	Aaa	P-1	**Aaa.br**	**BR-1**	A	AAA	**AAA**
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1 (bra)	AA+	Aa1	P-2	Aa1	P-2	Aa1	**P-2**	Aa1.br	BR-2	A–	AA+	AA
B	2T	AA	F3	AA	F3	AA (bra)	F2 (bra)	AA	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	AA	A
B/C	3	AA–	**B**	AA–	**B**	**AA– (bra)**	F3 (bra)	AA–	Aa3	**NP**	Aa3	**NP**	Aa3	NP	Aa3.br	BR-4	B	AA–	BBB
C	3T	A+	C	A+	C	A+ (bra)	B (bra)	A+	A1		A1		A1		A1.br		B–	A+	BB
C/D	4	A	D	A	D	A (bra)	C (bra)	A	A2		A2		A2		A2.br		C+	A	B
D	**4T**	A–		A–		A– (bra)	D (bra)	A–	A3		A3		**A3**		A3.br		C	A–	CCC
D/E	5	BBB+		BBB+		BBB+ (bra)		BBB+	Baa1		Baa1		Baa1		Baa1.br		**C–**	BBB+	CC
E	5T	BBB		BBB		BBB (bra)		BBB	Baa2		Baa2		Baa2		Baa2.br		D+	BBB	C
		BBB–		BBB–		BBB– (bra)		BBB–	Baa3		Baa3		Baa3		Baa3.br		D	BBB–	
		BB+		BB+		BB+ (bra)		BB+	Ba1		Ba1		Ba1		Ba1.br		D–	BB+	
		BB		BB		BB (bra)		BB	Ba2		Ba2		Ba2		Ba2.br		E+	**BBpi**	
		BB–		BB–		BB– (bra)		BB–	Ba3		**Ba3**		Ba3		Ba3.br		E	BB–	
		B+		B+		B+ (bra)		B+	B1		B1		B1		B1.br			B+	
		B		**B**		B (bra)		B	B2		B2		B2		B2.br			B	
		B–		B–		B– (bra)		B–	**B3**		B3		B3		B3.br			B–	
		CCC		CCC		CCC (bra)		CCC	Caa1		Caa1		Caa1		Caa1.br			CCC+	
		CC		CC		CC (bra)		CC	Caa2		Caa2		Caa2		Caa2.br			CCC	
		C		C		C (bra)		C	Caa3		Caa3		Caa3		Caa3.br			CCC–	
		DDD		DDD		DDD (bra)		DDD	Ca		Ca		Ca		Ca.br			CC	
		DD		DD		DD (bra)		DD	C		C		C		C.br				
		D		D		D (bra)		D											

Nb.: Bradesco's risk ratings are among the highest attributed to Brazilian Banks.

Ratings - Insurance and Savings Bonds

Insurance					Savings Bonds
FITCH RATINGS		STANDARD & POORS	SR RATINGS		STANDARD & POORS
National Scale	International Scale	National Scale	International Scale	National Scale	National Scale
AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Rankings

Source	Criteria	Position
Forbes “International 500”	Overall/Revenue	166th (Worldwide)

Forbes “International 500”	Banks/Revenue	1st (Brazil) 26th (Worldwide)

Fortune “Global 500”	Banks/Revenue	1st (Brazil) 46th(Worldwide)

Fortune “Global 500”	Overall/Revenue	337th (Worldwide)

Ranking - Bradesco Seguros Global Finance	Best Insurance Companies - Property Insurer	1[o] (Latin America)

Awards

Bradesco was ranked first place among “Brazil’s 100 most-wired Companies” by infoEXAME magazine which rates companies at the vanguard in terms of Information Technology. As well as leading the overall ranking, Bradesco was also rated leader in two other categories: the most-wired banking sector company, among 17 economic segments under analysis and leader in São Paulo in the ranking which rates Brazil’s six most industrialized states.

Winner of the Best Investment Funds - 2002 award, given by Gazeta Mercantil, with 5 Bradesco funds chosen. This award for management excellence was based on an analysis of three main reference points: performance, aggressive profile and innovation. These products now bear the Gazeta Mercantil Best Fund seal.

For its performance marked by the adoption of best corporate governance practices and respect for its stockholders, Bradesco was awarded the ANIMEC (National Association of Capital Market Investors) quality seal. Now in its third year, this award represents the recognition of agents who contribute towards Brazilian market development.

Bradesco was also rated best retail investment fund manager, according to Investidor Institucional magazine’s 11th Top Asset ranking, which rates the best Brazilian fund managers by segment. According to this ranking, the Organization is also rated leader in the private pension plan and savings bond categories.

Sociocultural Events

The Bradesco Foundation extended its educational project with the start-up of activities in its 39th school, opened in Boa Vista (RR), the only Brazilian state up till now without a Foundation school. In all, 105 thousand students in Brazil have access to basic education at the Foundation schools completely free-of-charge.

On the second Sunday in March, all 39 Bradesco Foundation schools took part in the activities planned for Brazil’s “National Voluntary Action Day” benefiting more than 190 thousand people throughout Brazil and involving some 5 thousand volunteers including students, teachers and employees.

The social action carried out by the Organization is not restricted to the Foundation. Bradesco is a benchmark in social responsibility, implementing innumerous sociocultural projects and events which help to promote citizenship values in Brazil.

In the first three months of 2003, Bradesco gave support to innumerous social projects nationwide. These comprised regional, sector or professional venues, including trade fairs, seminars, congresses and community events.

Bradesco was present once again at the Summer Festival and Carnival in Salvador, Bahia, events which attract an increasing number of visitors each year, confirming the importance of Brazil’s popular festivals. The Expresso 2222 Trio Elétrico road show was also sponsored once again by Bradesco.

The Organization also gave its support to the Symphony Orchestra of Santa Maria (RS) and the 69th Festa da Uva (grape festival) in Jundiaí (SP), as well as other religious festivals, agricultural fairs and rodeo festivals and shows.

Citizenship projects such as the Charity Effort held to support the Hospital for Cancer Patients in Barretos (SP), as well as activities which benefit welfare entities such as the Senior Citizen Home Irmão Joaquim in Florianópolis (SC) also received important support from Bradesco.

Corporate Organization Chart

Major Stockholders

Main Subsidiaries and Associated Companies

Banco Bradesco
99.99% ON 99.99% TOTAL
Banco Bradesco Argentina
99.99% ON 99.99% TOTAL
Bradesco Corretora T.V.M.
100.00% ON 100.00% TOTAL
Banco Boavista
100.00%
Banco Bradesco Luxembourg
100.00% ON 100.00% TOTAL
Banco Mercantil de São Paulo
100.00%
Bradesco Securities
100.00% ON 100.00% PN 100.00% TOTAL
Banco BCN
99.99% ON 99.97% TOTAL
Banco Baneb
99.60% ON 99.64% TOTAL
Banco BEA
99.99% quotas
BRAM Bradesco Asset Management
50.10% quotas
Bradesco Templeton Asset
99.99% quotas
Bradesco Consórcios
100.00%
Branch New York
100.00%
Branch Grand Cayman
100.00%
Bradesco Services Co.
49.00% ON 49.00% TOTAL
CPM Holdings
99.99% quotas
União de Comércio e Participações
50.00% quotas
UFJ Bradesco Participações
99.96% ON 99.96% TOTAL
Scopus Tecnologia
44.41% ON 44.41% TOTAL
Bradesco BCN Leasing Arrendamento Mercantil
55.56% ON 55.56% TOTAL
100.00% ON 100.00% TOTAL
Banco Finasa
99.99% ON 99.99% TOTAL
Banco Credireal
100.00% ON 100.00% TOTAL
CLSA - BCN Corretora de Tit. e Val. Mob.
99.70% ON 99.70% TOTAL
Bradesco Seguros
99.99% ON 99.99% TOTAL
Bradesco Saúde
100.00% ON 100.00% TOTAL
Brad. Internat. Health Service
99.99% ON 99.99% TOTAL
Bradesco Capitalização
99.99% ON 99.99% TOTAL
Bradesco Vida e Previdência
51.00% ON 40.00% TOTAL
Indiana Seguros
99.99% ON 99.99% TOTAL
Atlântica Capitalização
99.43% ON 99.43% TOTAL
A.B.S. Empreend. Imobiliários
5.67% ON 5.67% TOTAL
85.97% ON 85.97% TOTAL
União Novo Hamburgo Seguros
99.77% ON 99.77% TOTAL
Bradesco Argentina de Seguros
55.56% ON 55.56% TOTAL
44.44% ON 44.44% TOTAL
Nova Paiol Participações
16.85% ON 16.85% TOTAL
28.78% ON 28.78% TOTAL
18.96% ON 18.96% TOTAL
35.17% ON 35.17% TOTAL
Finasa Seguradora

ON = Common Stock
PN = Preferred Stock

Fundação Bradesco - The Bradesco Organization’s Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco (SP), was founded in 1956 and declared to be of Federal Public Utility by Decree 86238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 39 schools installed as priority in the country’s most underprivileged regions, in all of Brazil’s states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation’s chief mission is to provide formal quality education to children, young people and adults ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 103,000 over the last twenty-three years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

Important Events

The 39th Bradesco Foundation School, in the city of Boa Vista, Roraima, opened its doors on February 6 this year with modern facilities and the capacity to attend more than 1,200 students.

On March 9, all the Foundation Schools took part in Brazil’s “National Voluntary Action Day”. More than 190 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, prevention and healthcare, community development and citizenship action areas. Four thousand volunteers participated, including students, parents, teachers and professionals from partner organizations, providing more than 200 quality services to community dwellers residing in the vicinity of the Foundation schools.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

School	Students
Aparecida de Goiânia - GO	2,527
Bagé - RS	1,833
Boa Vista	1,869
Bodoquena - MS	1,187
Cacoal - RO	1,849
Campinas - SP	3,359
Canuanã - TO	1,207
Caucaia - CE	2,440
Ceilândia - DF	3,445
Cidade de Deus - Osasco, SP
• Unit I	4,152
• Unit II	2,816
• Supplementary education teleposts - companies	8,567
• Professional Training Center	6,068
Conceição do Araguaia - PA	1,944
Cuiabá - MT	1,905
Feira de Santana-BA	488
Garanhuns-PE	550
Gravataí - RS	3,123
Irecê - BA	2,222
Itajubá - MG	2,147
Jaboatão - PE	2,330
João Pessoa - PB	2,124
Laguna - SC	2,042
Macapá - AP	2,253
Maceió - AL	2,443
Manaus - AM	3,303
Marília - SP	3,877
Natal - RN	2,265
Paragominas - PA	2,066
Paranavaí - PR	2,148
Pinheiro - MA	2,067
Propriá - SE	2,152
Registro - SP	2,165
Rio Branco - AC	2,020
Rio de Janeiro - RJ	4,518
Rosário do Sul - RS	940
Salvador - BA	2,119
São João Del Rei - MG	2,124
São Luis - MA	2,492
Teresina - PI	2,250
Vila Velha - ES	2,075

Basic Professional Training Rural Area - Artificial Insemination

Cáceres-MT
Campinas-SP
Campo Grande -MS
Goiânia-GO
Igarapé-MG
Uberaba-MG	1,680
Total (*)	105,151

(*) Forecast for 2003

The Bradesco Foundation - An Education Project the Size of Brazil.

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2002	R$ 123.3 million
Budget for 2003	R$ 128.9 million

Courses - Number of Students per Level of Schooling -Forecast for 2003

	Noof Students	%of Total
Infant	3,388	3.22
Junior and Middle	29,709	28.25
High School and Technical Training	16,366	15.57
Youth and Adult Education	20,734	19.72
Basic Professional Training	34,954	33.24
Total	105,151	100.0

Student Profile

Increase in Student Numbers

Independent auditor´s report on supplementary information

To the Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco -SP

We have  performed a special  review,  in  accordance  with the  specific  rules established  by the  Brazilian  Institute  of  Independent  Auditors  (IBRACON),
jointly with the  Brazilian  Federal  Accounting  Council,  of the  consolidated interim report of Banco Bradesco S.A. and its  subsidiaries  for the three-month period ended March 31, 2003, and have issued an unqualified report,  dated April
30, 2003.

Our review was performed for the purpose of reviewing the  consolidated  interim report  of Banco  Bradesco  S.A.  and its  subsidiaries,  taken  as a whole.  In connection  with  our  especial  review,  we  have  performed  a  review  of the supplementary  account  information  included  in the  Report  on  Economic  and
Financial  Analysis  that are  presented  exclusively  for purpose of additional analysis and is not a required part of the interim report.

Based on our  review,  we are not aware of any  significant  modifications  that should be made to the supplementary  account  information for it to be presented adequately, in all material respects, in relation to the interim report taken as a whole.

The  supplementary  account  information of Banco  Bradesco S.A.  related to the periods before March 31, 2001, and information of to the subsidiaries  described in note 2 (item 22) before March 31, 2002,  presented for  comparison  purposes, were reviewed by other independent  auditors,  who issued unqualified reports on those information.

April 30, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan
Accountant CRC1SP129705/O-0

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

4 Consolidated Balance Sheets and Statements of Income - 1998 to 2003

Consolidated Balance Sheet - In thousands of reais				(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil)
	DECEMBER
ASSETS	03/2003	2002	2001	2000	1999	1998
CURRENT ASSETS AND LONG TERM RECEIVABLES	140,132,098	137,301,711	105,767,892	90,693,025	75,136,910	62,635,794
FUNDS AVAILABLE	3,718,188	2,785,707	3,085,787	1,341,653	827,329	709,803
INTERBANK INVESTMENTS	23,410,819	21,472,756	3,867,319	2,308,273	2,590,599	5,167,038
Open market investments	19,535,833	19,111,652	2,110,573	1,453,461	1,890,828	4,449,356
Interbank deposits	3,879,479	2,370,345	1,760,850	854,815	699,771	718,125
Provision for losses	(4,493)	(9,241)	(4,104)	(3)	-	(443)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	34,430,339	37,003,454	40,512,688	33,119,843	29,196,857	19,705,200
Own portfolio	27,532,356	29,817,033	27,493,936	21,743,924	20,950,342	12,821,409
Subject to repurchase agreements	933,890	1,497,383	9,922,036	10,822,637	5,987,713	5,759,959
Subject to negotiation and intermediation of securities	-	-	526,219	9,394	157	295
Restricted deposits - Brazilian Central Bank	3,381,220	3,536,659	1,988,799	421,727	2,359,466	1,214,811
Privatization currencies	80,802	77,371	25,104	9,526	7,241	5,839
Subject to collateral provided	2,220,987	1,836,169	715,858	783,501	449,536	108,200
Derivative financial instruments	281,084	238,839	581,169	-	-	-
Allowance for mark-to-market	-	-	(740,433)	(670,866)	(557,598)	(205,313)
INTERBANK ACCOUNTS	14,869,479	12,943,432	5,141,940	5,060,628	6,454,553	5,536,959
Unsettled payments and receipts	853,553	16,902	10,118	6,920	7,635	189,329
Restricted deposits:
- Brazilian Central Bank	13,619,927	12,519,635	4,906,502	4,848,668	6,184,959	5,194,724
- National Treasury - Rural funding	578	578	712	660	599	779
- National Housing System - SFH	379,070	374,177	217,518	197,191	142,653	149,826
Interbank onlendings	-	-	-	2,024	116,733	1
Correspondent banks	16,351	32,140	7,090	5,165	1,974	2,300
INTERDEPARTMENTAL ACCOUNTS	189,810	191,739	176,073	111,636	49,018	38,661
Internal transfer of funds	189,810	191,739	176,073	111,636	49,018	38,661
CREDIT OPERATIONS	38,274,778	39,705,279	35,131,359	30,236,106	21,535,633	20,794,541
Credit operations:
- Public sector	244,499	254,622	199,182	275,479	154,266	111,141
- Private sector	41,635,617	42,842,693	37,689,671	32,244,482	22,848,128	21,553,453
Allowance for loan losses	(3,605,338)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)
LEASING OPERATIONS	1,306,636	1,431,166	1,567,927	1,914,081	1,712,343	1,688,761
Leasing receivables:
- Public sector	18	45	138	160	800	1,667
- Private sector	2,893,716	3,141,724	3,248,050	3,813,369	3,515,396	3,410,990
Unearned lease income	(1,452,252)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)
Allowance for losses	(134,846)	(150,325)	(122,619)	(139,143)	(313,050)	(238,116)
OTHER RECEIVABLES	22,967,273	20,891,869	15,685,433	16,226,725	12,420,787	8,491,994
Receivables on guarantees honored	1,405	1,577	1,131	2,020	-	645
Foreign exchange portfolio	12,126,569	10,026,298	5,545,527	6,417,431	3,375,563	2,488,263
Income receivable	284,095	249,849	187,910	191,873	109,734	113,814
Negotiation and intermediation of securities	160,454	175,185	761,754	497,655	839,758	320,821
Specific credits	-	-	146,919	124,776	206,952	164,770
Insurance premiums receivable	969,789	920,724	995,662	818,773	994,718	825,162
Sundry	9,586,794	9,640,966	8,107,714	8,258,402	7,021,988	4,685,384
Allowance for losses	(161,833)	(122,730)	(61,184)	(84,205)	(127,926)	(106,865)
OTHER ASSETS	964,776	876,309	599,366	374,080	349,791	502,837
Other assets	693,547	679,515	415,484	409,771	406,910	513,407
Allowance for losses	(250,125)	(243,953)	(164,290)	(171,876)	(166,447)	(199,753)
Prepaid expenses	521,354	440,747	348,172	136,185	109,328	189,183
PERMANENT ASSETS	4,867,728	5,483,319	4,348,014	4,185,458	5,186,682	4,702,082
INVESTMENTS	482,881	512,720	884,773	830,930	2,453,425	2,306,500
Investments in associated companies:
- Local	379,397	395,006	742,586	689,002	2,044,120	1,400,144
Other investments	444,807	439,342	452,871	525,316	753,901	1,148,977
Allowance for losses	(341,323)	(321,628)	(310,684)	(383,388)	(344,596)	(242,621)
PROPERTY AND EQUIPMENT IN USE	2,507,450	2,523,949	2,152,680	2,017,093	1,683,069	1,562,430
Land and buildings in use	1,720,638	1,748,409	1,475,581	1,491,847	1,415,720	1,395,530
Other fixed assets	3,528,800	3,459,950	2,988,008	2,705,577	2,285,918	2,169,300
Accumulated depreciation	(2,741,988)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)
LEASED ASSETS	30,935	34,323	46,047	10,688	17,026	22,351
Leased assets	50,895	51,198	51,214	19,421	18,451	38,860
Accumulated depreciation	(19,960)	(16,875)	(5,167)	(8,733)	(1,425)	(16,509)
DEFERRED CHARGES	1,846,462	2,412,327	1,264,514	1,326,747	1,033,162	810,801
Organization and expansion costs	1,156,333	1,037,559	874,970	731,717	477,058	553,354
Accumulated amortization	(595,908)	(568,525)	(481,127)	(391,417)	(190,510)	(207,627)
Goodwill on acquisition of subsidiaries, net of amortization	1,286,037	1,943,293	870,671	986,447	746,614	465,074
T O T A L	144,999,826	142,785,030	110,115,906	94,878,483	80,323,592	67,337,876

Consolidated Balance Sheet - In thousands of reais				(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil)
	DECEMBER
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002	2001	2000	1999	1998
CURRENT LIABILITIES AND LONG -TERM LIABILITIES	114,648,194	114,859,776	87,352,076	77,006,572	66,345,011	56,020,611
DEPOSITS	54,871,202	56,363,163	41,083,979	36,468,659	34,723,630	28,249,838
Demand deposits	10,964,086	13,369,917	8,057,627	7,500,518	6,803,429	4,976,836
Savings deposits	20,236,140	20,730,683	18,310,948	17,835,745	17,244,520	16,171,727
Interbank deposits	40,155	23,848	40,446	568,416	468,950	136,955
Time deposits	23,630,821	22,238,715	14,674,958	10,563,980	10,206,731	6,964,320
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	14,342,443	16,012,965	14,057,327	12,108,350	7,814,288	9,307,113
Own portfolio	1,275,635	915,946	12,178,855	10,696,199	5,973,260	5,729,892
Third-party portfolio	12,974,517	12,188,054	1,878,472	1,412,151	1,841,028	3,577,221
Unrestricted portfolio	92,291	2,908,965	-	-	-	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4,962,678	3,136,842	4,801,410	4,111,171	4,628,344	2,067,118
Exchange acceptances	78	1,214	-	-	-	2
Mortgage notes	504,915	384,727	780,425	741,248	452,379	262,165
Debentures	92,280	100,369	48,921	1,039	1,043,125	44,800
Securities issued abroad	4,365,405	2,650,532	3,972,064	3,368,884	3,132,840	1,760,151
INTERBANK ACCOUNTS	602,073	606,696	192,027	107,129	59,607	42,839
Interbank onlendings	-	35,686	4,519	1,059	10,016	28,191
Correspondent banks	602,073	571,010	187,508	106,070	49,591	14,648
INTERDEPARTMENTAL ACCOUNTS	1,220,728	1,337,729	762,505	904,188	879,592	573,526
Third-party funds in transit	1,220,728	1,337,729	762,505	904,188	879,592	573,501
Internal transfer of funds	-	-	-	-	-	25
BORROWINGS	9,428,628	9,390,630	7,887,154	6,463,555	4,864,414	4,035,313
Local borrowings - official institutions	3,427	3,368	2,979	9,737	10,178	5,147
Local borrowings - other institutions	217,523	216,812	230,468	170,775	138,279	31,932
Foreign currency borrowings	9,207,678	9,170,450	7,653,707	6,283,043	4,715,957	3,998,234
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	6,753,080	7,000,046	5,830,633	5,096,604	4,123,486	3,571,562
National Treasury	41,334	62,187	-	-	-	-
National Bank for Economic and Social Development (BNDES)	3,258,982	3,437,319	3,067,220	2,589,284	1,650,243	987,997
Federal Savings Bank (CEF)	461,985	453,803	433,381	405,264	388,109	331,010
Government Agency for Machinery and Equipment Financing (FINAME)	2,989,126	3,045,176	2,321,508	2,090,374	2,064,153	2,238,674
Other institutions	1,653	1,561	8,524	11,682	20,981	13,881
FOREIGN ONLENDINGS	47,228	47,677	316,283	108,178	185,774	1,094,207
Foreign onlendings	47,228	47,677	316,283	108,178	185,774	1,094,207
DERIVATIVE FINANCIAL INSTRUMENTS	340,087	576,697	111,600	-	-	-
OTHER LIABILITIES	22,080,047	20,387,331	12,309,158	11,638,738	9,065,876	7,079,095
Collection of taxes and other contributions	1,185,341	108,388	181,453	128,785	113,693	135,394
Foreign exchange portfolio	6,558,007	5,002,132	1,343,769	2,439,657	1,029,963	1,045,553
Social and statutory payables	409,662	666,409	572,265	560,533	603,405	382,676
Taxes and social security contributions	3,790,344	4,376,031	3,371,127	3,094,628	2,665,681	2,168,827
Negotiation and intermediation of securities	85,957	109,474	1,307,385	592,395	914,127	506,767
Technical reserves for insurance, savings bonds and private pension plans	2,545,377	2,362,861	1,005,793	689,891	659,450	529,288
Subordinated debt	3,391,409	3,321,597	969,842	-	-	-
Sundry	4,113,950	4,440,439	3,557,524	4,132,849	3,079,557	2,310,590
TECHNICAL RESERVES FOR INSURANCE, SAVINGS BONDS AND PRIVATE PENSION PLANS	18,504,574	16,792,618	12,847,633	9,648,174	6,904,469	4,740,741
DEFERRED INCOME	26,454	15,843	9,020	34,632	17,543	33,195
Deferred income	26,454	15,843	9,020	34,632	17,543	33,195
MINORITY INTEREST IN SUBSIDIARIES	112,861	271,064	139,231	96,903	287,350	222,330
STOCKHOLDERS' EQUITY	11,707,743	10,845,729	9,767,946	8,092,202	6,769,219	6,320,999
Capital:
- Local residents	6,011,758	4,960,425	4,940,004	5,072,071	4,206,644	3,659,692
- Foreign residents	288,242	239,575	259,996	74,429	58,856	50,626
Unpaid capital	-	-	-	(400,500)	(465,500)	(246,000)
Capital reserves	7,045	7,435	7,435	19,002	5,643	11,756
Revenue reserves	5,414,022	5,629,142	4,560,511	3,327,200	2,963,576	2,844,925
Mark-to-market adjustment - securities and derivatives	(13,324)	9,152	-	-	-	-
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	11,820,604	11,116,793	9,907,177	8,189,105	7,056,569	6,543,329
T O T A L	144,999,826	142,785,030	110,115,906	94,878,483	80,323,592	67,337,876

Consolidated Statements of Income - In thousands of reais			(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil)
	YEAR
	2002	2001	2000	1999	1998
INCOME FROM LENDING AND TRADING ACTIVITIES	31,472,094	21,411,673	15,519,008	18,286,815	11,935,162
Credit Operations	15,726,929	11,611,236	7,787,745	9,602,701	6,623,789
Leasing Operations	408,563	420,365	512,962	730,929	425,321
Security transactions	12,358,291	7,367,600	6,122,486	5,875,823	3,823,626
Derivative Financial Instruments	(2,073,247)	(270,572)	-	-	-
Foreign Exchange Transactions	4,456,594	2,045,092	872,234	1,776,925	572,104
Compulsory Deposits	594,964	237,952	223,581	300,437	490,322
EXPENSES	22,818,498	13,312,726	9,132,137	12,821,198	7,441,180
Interest and charges on:
Deposits	12,793,325	6,986,027	5,521,407	4,954,854	4,430,881
Borrowings and Onlendings	7,194,161	4,316,682	2,158,725	5,819,063	1,414,272
Leasing Operations	12,486	-	93	18,852	2,985
Provision for Loan Losses	2,818,526	2,010,017	1,451,912	2,028,429	1,593,042
INCOME FROM FINANCIAL INTERMEDIATION	8,653,596	8,098,947	6,386,871	5,465,617	4,493,982
OTHER OPERATING INCOME (EXPENSES)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)	(3,390,095)
Commissions and Fees	3,711,736	3,472,560	3,042,699	2,099,937	1,774,624
Retained Insurance Premiums, Private Pension Plans and Savings Bonds	10,134,873	8,959,259	6,919,942	5,975,488	5,014,830
Change in Technical Reserves for Insurance, Private Pension Plans and Saving Bonds	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)	(1,392,136)
Claims - Insurance Operations and Savings Bond Redemptions	(4,335,895)	(3,996,108)	(2,866,389)	(2,844,171)	(2,631,300)
Insurance and Pension Plan Selling Expenses	(667,527)	(689,352)	(645,020)	(635,351)	(518,390)
Expenses with Pension Plan Benefits	(1,688,639)	(1,369,424)	(912,784)	(557,608)	(422,756)
Personnel Expenses	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)	(2,641,801)
Other Administrative Expenses	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)	(2,158,685)
Tax Expenses	(847,739)	(790,179)	(670,138)	(651,801)	(319,537)
Equity in the Earnings of Associated Companies	64,619	70,764	156,300	127,100	157,223
Other Operating Income	1,320,986	1,326,459	902,807	1,069,562	560,319
Other Operating Expenses	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)	(812,486)
OPERATING INCOME	2,309,746	2,774,781	1,739,830	1,061,247	1,103,887
NON-OPERATING INCOME (EXPENSES), NET	186,342	(83,720)	(123,720)	(224,874)	(263,696)
INCOME BEFORE TAXES AND PROFIT SHARING	2,496,088	2,691,061	1,616,110	836,373	840,191
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(460,263)	(502,257)	(258,776)	307,186	240,203
NON-RECURRING/EXTRAORDINARY INCOME	-	-	400,813	-	-
MINORITY INTEREST IN SUBSIDIARIES	(13,237)	(18,674)	(17,982)	(38,753)	(67,974)
NET INCOME	2,022,588	2,170,130	1,740,165	1,104,806	1,012,420
RETURN ON STOCKHOLDERS' EQUITY	18.65%	22.22%	21.50%	16.32%	16.02%

Consolidated Statements of Income - In thousands of reais						(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil)
	2003	2002				2001
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
INCOME FROM LENDING AND TRADING ACTIVITIES	7,004,189	2,887,928	15,745,612	8,364,971	4,473,583	2,604,301	7,972,096	5,611,218	5,224,058
Credit Operations	2,954,266	1,519,950	7,344,652	4,426,505	2,435,822	1,189,535	4,345,353	3,091,410	2,984,938
Leasing Operations	77,386	74,886	127,240	116,028	90,409	62,021	117,633	125,032	115,679
Security Transactions	3,138,722	489,439	7,024,888	3,591,270	1,252,694	(400,625)	3,512,339	2,153,105	2,102,781
Derivative Financial Instruments	373,646	307,885	(1,585,879)	(1,120,268)	325,015	1,586,750	(1,005,751)	(313,640)	(537,931)
Foreign Exchange Transactions	99,498	169,630	2,706,668	1,271,208	309,088	103,954	936,425	498,643	506,070
Compulsory Deposits	360,671	326,138	128,043	80,228	60,555	62,666	66,097	56,668	52,521
EXPENSES	4,376,525	525,640	12,811,469	6,738,717	2,742,672	182,949	5,898,611	3,567,772	3,663,394
Interest and charges on:
Deposits	3,423,499	777,791	6,502,844	3,735,280	1,777,410	53,292	3,128,332	1,884,421	1,919,982
Borrowings and Onlendings	141,355	(834,266)	5,409,418	2,289,540	329,469	(489,948)	2,287,172	1,190,093	1,329,365
Leasing Operations	3,202	3,204	3,097	3,071	3,114	-	-	-	-
Provision for Loan Losses	808,469	578,911	896,110	710,826	632,679	619,605	483,107	493,258	414,047
INCOME FROM FINANCIAL INTERMEDIATION	2,627,664	2,362,288	2,934,143	1,626,254	1,730,911	2,421,352	2,073,485	2,043,446	1,560,664
OTHER OPERATING INCOME (EXPENSES)	(1,487,690)	(1,703,272)	(2,439,061)	(1,087,706)	(1,113,811)	(1,512,249)	(1,452,447)	(1,300,308)	(1,059,162)
Commissions and Fees	998,439	991,101	934,418	925,649	860,568	874,001	839,110	864,576	894,873
Retained Insurance Premiums, Private Pension Plans and Savings Bonds	2,770,492	3,243,557	2,678,997	2,262,775	1,949,544	2,641,322	2,153,652	2,278,909	1,885,376
Change in Technical Reserves for Insurance, Private Pension Plans and Saving B	(1,043,308)	(1,484,011)	(874,013)	(171,237)	(255,386)	(1,310,005)	(792,203)	(751,756)	(638,253)
Claims - Insurance Operations and Savings Bond Redemptions	(1,217,167)	(1,106,755)	(1,098,887)	(1,086,640)	(1,043,613)	(1,068,032)	(1,030,772)	(1,073,029)	(824,275)
Insurance and Pension Plan Selling Expenses	(180,521)	(179,671)	(167,297)	(160,390)	(160,169)	(169,032)	(177,561)	(168,893)	(173,866)
Expenses with Pension Plan Benefits	(390,013)	(508,501)	(419,728)	(411,115)	(349,295)	(415,859)	(323,815)	(352,583)	(277,167)
Personnel Expenses	(1,053,175)	(1,047,093)	(1,144,413)	(996,105)	(888,002)	(936,519)	(922,501)	(872,448)	(817,337)
Other Administrative Expenses	(1,100,913)	(1,111,005)	(1,062,951)	(1,010,760)	(843,661)	(896,004)	(890,377)	(817,135)	(832,243)
Tax Expenses	(267,852)	(257,997)	(185,527)	(200,145)	(204,070)	(209,624)	(200,828)	(190,253)	(189,474)
Equity in the Earnings of Associated Companies	(4,725)	32,855	8,660	20,864	2,240	55,230	16,835	1,058	(2,359)
Other Operating Income	657,403	(70,632)	731,764	385,839	274,015	435,891	345,155	218,669	326,744
Other Operating Expenses	(656,350)	(205,120)	(1,840,084)	(646,441)	(455,982)	(513,618)	(469,142)	(437,423)	(411,181)
OPERATING INCOME	1,139,974	659,016	495,082	538,548	617,100	909,103	621,038	743,138	501,502
NON-OPERATING INCOME (EXPENSES), NET	(681,563)	54,804	140,964	19,901	(29,327)	(36,188)	(47,426)	14,619	(14,725)
INCOME BEFORE TAXES AND PROFIT SHARING	458,411	713,820	636,046	558,449	587,773	872,915	573,612	757,757	486,777
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	52,776	5,271	(231,215)	(68,457)	(165,862)	(261,664)	(35,152)	(142,009)	(63,432)
MINORITY INTEREST IN SUBSIDIARIES	(3,586)	(21,058)	15,486	(10,960)	3,295	(1,412)	(20,271)	5,987	(2,978)
NET INCOME	507,601	698,033	420,317	479,032	425,206	609,839	518,189	621,735	420,367

                        B a n c o B r a d e s c o S. A.

Directors’ Report

To Our Stockholders,

We are pleased to present the financial  statements  for the quarter ended March
31,  2003,  of  Banco  Bradesco  S.A.,  as  well as the  consolidated  financial statements  prepared in accordance with the requirements of Brazilian  corporate legislation.

Among  the  significant  first-quarter  events at  Bradesco,  we  highlight  the following:

•    On January 10, the signing of a commitment to transfer the share control of
     Banco Bilbao Vizcaya  Argentaria  Brasil S.A. and subsidiaries to Bradesco.
     BBV Banco with its Network of 439 local  Branches,  1 foreign  Branch and a further  35  Banking  Service  Posts  had  assets  of  R$  14.201  billion, stockholders’  equity of R$ 2.525  billion  and 1.3  million  customers  at
     December   31,  2002.   Subject  to  the  approval  of  the   corresponding
     authorities,  this operation reaffirms Bradesco’s  objectives to strengthen its market  presence  and  actions,  increasing  efficiency  and returns to scale, as well as aggregating stockholder value.

•    On January 27, the signing with Banco J.P.  Morgan S.A.,  of an  “Agreement for the Transfer of Rights and Obligations and Other Accords” regarding the acquisition  of the  activities  of  Administration  and  Management of the
     Securities and Investment Fund Portfolios managed by JPMorgan Fleming Asset
     Management.  The operation  consisted of the transfer of approximately R$ 7 billion in third-party  funds to Bradesco,  which will be managed by BRAM -
     Bradesco Asset Management Ltda.

•    In March, a 20% increase in monthly  interest  attributed to own capital to be paid as from April  2003,  from R$  0.0117650  to R$  0.0141180  (net of withholding  tax - R$  0.0120)  per  thousand  common  shares  and  from R$
     0.0129415  to R$  0.0155298  (net  of  withholding  tax - R$  0.0132),  per thousand  preferred  shares,  which is  traditionally  paid in  advance  to stockholders on account of the results determined at the end of the year.

•    On March 31, the Stockholders’ Meeting held to approve the incorporation of the shares of the  minority  stockholders  of Banco  Mercantil de São Paulo
     S.A., converting Mercantil into a wholly owned subsidiary of Bradesco.  For each Mercantil share held, the minority  stockholders  received 23.94439086
     Bradesco  shares of which  12.06279162  were  common and  11.88159924  were preferred shares.

Bradesco reported first-quarter net income of R$ 507.601 million,  corresponding to R$ 0.33 per thousand shares and a return of 4.34% on stockholders’ equity, or
18.50% annualized.

Taxes and  contributions,  including social security  contributions,  payable or accrued,  on the  main  activities  carried  out by the  Bradesco  Organization, amounted to R$ 884,385 million, 174.23% of net income for the first quarter.

At the end of the quarter, paid-up capital totaled R$ 6.300 billion, as a result of the  incorporation of reserves in the amount of R$ 440.265  million,  with no new issue of shares,  approved on March 10 and 31; the conclusion of the capital increase process through the subscription of new shares by the stockholders,  of
R$ 501 million, on January 10 and ratified on March 31, which produced a further
R$ 7.046 million in share premium determined at the auction for the placement of the remaining shares,  recorded in the Capital Reserve account as Share Premium;
and the  increase of R$ 158.735  million as a result of the  attribution  of new shares to the minority stockholders of Mercantil.  Paid-up capital plus reserves of R$ 5.408  billion  comprised  the  total  stockholders’  equity  of R$ 11.708 billion. Net equity per thousand shares was equivalent to R$ 7.73.

Managed  stockholders’  equity corresponds to 8.15% of consolidated assets which totaled R$ 145  billion,  a 21.62%  growth rate  compared  to March  2002.  As a result,  the capital  adequacy  ratios were 19.68% on a  consolidated  financial basis and 17.10% on a consolidated  economic and financial  basis,  accordingly, above  the  11%  required  minimum  established  by  National  Monetary  Council
Resolution 2099 of August 17, 1994, in conformity with the Basel Accord.  At the end of the quarter,  the ratio of permanent assets to stockholders’  equity,  in relation to  consolidated  reference  equity was 31.25% on a total  consolidated basis and 42.49% on a consolidated  financial basis, well within the maximum 50%
limit.

In  compliance  with the  provisions  of  Article 8 of  Brazilian  Central  Bank
Circular  3068,  of November  8, 2001,  Bradesco  declares  that it has both the financial  capacity  and  the  intention  to  hold to  maturity  the  securities classified in the ‘securities held to maturity’ category.

With a growth  rate of  21.75%  over the same  period in 2002,  overall  funding obtained by the Bradesco  Organization  amounted to R$ 205.474 billion, at March
31 and comprised the following:

R$ 69.214    billion in demand,  time and  interbank  deposits,  open market and savings accounts.

R$ 75.931    billion in managed assets, comprising investment funds and customer portfolios.

R$ 33.936    billion in foreign exchange portfolio, borrowings and   onlendings,
             working capital funds, collection and tax  and  utility collections and similar, as well as funds from issuance of securities and local subordinated debt.

R$ 21.050    billion  recorded in  technical  reserves  for insurance,   private
             pension plans and savings bonds, a growth rate of 44.93%   compared
             to the same period in 2002.

R$ 5.343     billion  in foreign   resources  through  public and private issues
             and subordinated debt,  corresponding to a     total   of US$ 1.593
             billion.

The balance of credit  operations  totaled R$ 49.655  billion,  a 0.22% increase over the balance at March 31, 2002 and includes the following:

R$ 5.734     billion  in advances on foreign  exchange  contracts,  an  increase of 8.64%  compared  to the same period in 2002,  for a portfolio of
             US$ 2.284 billion in export financing.

US$ 341.697  million in foreign currency import financing.

R$ 1.441     billion in leasing.

R$ 3.898     billion in agricultural loans

R$ 7.265     billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

In the housing loan area,  Bradesco  provided funds during the first quarter for the construction and purchase of residential housing in the amount of R$ 497.867 million, comprising 8,078 properties.

In the Capital Market area, Bradesco maintained its important role acting in the coordination and  intermediation  of the public placement of shares,  debentures and promissory notes, with a total volume of R$ 1,184 billion,  corresponding to
70.27% of all issues registered with the Brazilian  Securities  Commission (CVM)
during the quarter.  The Bank was also recognized for its activities in the area of mergers and  acquisitions  and project finance and as an advisor in corporate and financial restructuring.

The Bradesco Insurance Group,  operating in the insurance,  private pension plan and savings bond areas  reported  net income of R$ 152.602  million at March 31,
2003.  The overall  premium income  attained R$ 2.984 billion,  a growth rate of
44.25% in comparison to the same period in 2002.

With  its  state-of-the-art   technology  structure  and  based  on  traditional
principles of quality,  efficiency and security,  the Bradesco  Customer Service
Network offered its customers and other users 9,400 service outlets at March 31,
2003:

2,965  Branches in Brazil  (Bradesco - 2,521,  Banco BCN - 224,Banco Mercantil -
       219 and Banco Finasa - 1).

6      Branches  abroad, 1 in New York  (Bradesco), 4 in Grand Cayman (Bradesco,
       BCN, Mercantil and Banco Boavista) and 1 in Nassau, Bahamas (Boavista).

7      Subsidiaries  abroad (Banco Bradesco  Argentina  S.A.  in Buenos   Aires,
       Banco   Bradesco   Luxembourg  S.A.  and Banco  Mercantil de  São   Paulo
       International S.A., both in Luxembourg,  Boavista Banking Ltd. in Nassau,
       Cidade Capital Markets  Ltd.  in  Grand  Cayman,  Bradesco  Services  Co.
       Ltd. in Tokyo and Bradesco Securities, Inc. in New York).

2,745  Banco Postal branches.

1,871  Banking service posts and outlets in companies  (Bradesco -  1,486  BCN -
       186 and Mercantil - 199).

1,755  Outplaced terminals in the BDN- Bradesco Day and Night Network.

51     Branches  of  Finasa  Promotora de   Vendas,  present  in 13,342  vehicle
       dealerships  and 1,182  stores  selling furniture and home decor,  mobile phones and IT related equipment.

21,285 ATMs in the BDN - Bradesco Day and Night Self-service Network,  11,476 of which also operate at weekends and on bank holidays.

In compliance with CVM Instruction 381, the Bradesco Organization declares that, during the quarter,  services provided by KPMG Auditores Independentes and which were not  related to the  external  audit,  did not exceed 5% of total  external audit costs.  This policy complies with the principles  designed to preserve the
Auditor’s  independence,  in accordance with internationally  accepted criteria, which  determine  that:  auditors  should not audit their own work,  or exercise management  functions  for their  clients,  or promote the interests of any such clients.

In the social area, the  Organization  continues its important  educational work through the Bradesco  Foundation.  This year,  with the opening of a new unit in
Boa Vista, capital of the State of Roraima, the Foundation now has a total of 39 schools,  installed as a priority in Brazil’s  most  deprived  regions in all 26 states and in the Federal  District.  More than 105  thousand  students  receive education,  completely  free-of-charge,  including  youth  and  adult  education courses and basic  professional  training.  The  Foundation  also  provides free meals,  uniforms,  school  materials and  medical/dental  care to 49,463 infant, junior, middle/high and technical school pupils.

In the Human  Resources  Area,  seeking  to  enhance  the level of its  customer service quality, the Bank continued its across-the-board  staff training program
in  the  pursuit  to  offer  its  employees   professional   qualifications  and
development opportunities. At the end of the quarter, the benefit plans designed to guarantee the  well-being,  better life quality and security of employees and their dependents, covered 183,595 people.

The  performance  and  results   achieved  during  the  first  quarter  reaffirm
Bradesco’s commitment to offer superior quality products and services. Convinced that this is the proper way to expand our  horizons and  contribute  to Brazil’s development, once more we wish to thank our stockholders and customers for their support and confidence and our staff and other stakeholders for their efficiency and dedication.

                         Cidade de Deus, April 30, 2003
                             Board of Directors and
                           Board of Executive Officers

Consolidated Balance Sheet at March 31 - In thousands of reais
ASSETS	2003	2002
CURRENT ASSETS	118,359,231	90,113,086
FUNDS AVAILABLE (Note 8)	3,718,188	1,938,293
INTERBANK INVESTMENTS (Notes 3b and 9)	23,255,279	5,295,002
Open Market Investments	19,535,833	3,099,979
Interbank Deposits	3,722,892	2,195,514
Provision for Losses	(3,446)	(491)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 4, 10, 34b and 34c)	28,730,467	31,940,777
Own Portfolio	22,412,975	22,461,636
Subject to Repurchase Agreements	694,380	7,486,742
Subject to Negotiation and Intermediation of Securities	-	125,156
Restricted Deposits - Brazilian Central Bank	3,261,851	1,805,408
Privatization Currencies	59,319	2,061
Subject to Collateral Provided	2,121,986	305,855
Derivative Financial Instruments (Notes 3d, 4 and 34c)	179,956	388,680
Allowance for Mark-to-Market	-	(634,761)
INTERBANK ACCOUNTS (Note 12)	14,562,047	5,557,052
Unsettled Payments and Receipts	853,553	440,743
Restricted Deposits:
- Brazilian Central Bank	13,619,927	4,984,472
- National Treasury - Rural Funding	578	578
- National Housing System - SFH	71,638	123,067
Correspondent Banks	16,351	8,192
INTERDEPARTMENTAL ACCOUNTS	189,810	316,733
Internal Transfer of Funds	189,810	316,733
CREDIT OPERATIONS (Notes 3e, 13 and 34b)	27,287,664	27,234,713
Credit Operations:
- Public Sector	28,337	34,683
- Private Sector	29,917,816	29,403,364
Allowance for Loan Losses (Notes 3e, 13f and 13g)	(2,658,489)	(2,203,334)
LEASING OPERATIONS (Notes 2, 3e, 13 and 34b)	832,412	1,010,317
Leasing Receivables:
- Public Sector	18	99
- Private Sector	1,794,359	2,090,138
Unearned Lease Income	(878,584)	(993,962)
Allowance for Losses (Notes 3e, 13f and 13g)	(83,381)	(85,958)
OTHER RECEIVABLES	19,109,442	16,342,329
Receivables on Guarantees Honored (Note 13a-2)	1,405	1,137
Foreign Exchange Portfolio (Note 14a)	12,126,569	9,521,459
Income Receivable	284,095	215,751
Negotiation and Intermediation of Securities (Note 4)	160,375	643,754
Specific Credits	-	150,831
Insurance Premiums Receivable	969,789	931,668
Sundry (Note 14b)	5,718,308	5,066,104
Allowance for Losses (Notes 3e, 13f and 13g)	(151,099)	(188,375)
OTHER ASSETS ( Note 4 and 15)	673,922	477,870
Other Assets	624,214	572,975
Allowance for Losses	(215,610)	(191,771)
Prepaid Expenses (Note 15b)	265,318	96,666
LONG-TERM RECEIVABLES	21,772,867	23,217,609
INTERBANK INVESTMENTS (Notes 3b and 9)	155,540	148,866
Interbank Deposits	156,587	149,549
Provision for Losses	(1,047)	(683)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 4, 10, 34b and 34c)	5,699,872	7,011,934
Own Portfolio	5,119,381	5,737,182
Subject to Repurchase Agreements	239,510	470,125
Restricted Deposits - Brazilian Central Bank	119,369	509,044
Privatization Currencies	21,483	33,257
Subject to Collateral Provided	99,001	290,510
Derivative Financial Instruments (Notes 3d, 4 and 34c)	101,128	195,404
Allowance for Mark-to-Market	-	(223,588)

Consolidated Balance Sheet at March 31 - In thousands of reais
ASSETS	2003	2002
INTERBANK ACCOUNTS (Note 12)	307,432	271,701
Restricted Deposits:
- National Housing System - SFH	307,432	271,701
CREDIT OPERATIONS (Notes 3e, 13 and 34b)	10,987,114	11,259,053
Credit Operations:
- Public Sector	216,162	167,110
- Private Sector	11,717,801	12,045,726
Allowance for Loan Losses (Notes 3e, 13f and 13g)	(946,849)	(953,783)
LEASING OPERATIONS (Notes 2, 3e, 13 and 34b)	474,224	624,879
Leasing Receivables:
- Public Sector	-	7
- Private Sector	1,099,357	1,337,871
Unearned Lease Income	(573,668)	(669,100)
Allowance for Losses (Notes 3e, 13f and 13g)	(51,465)	(43,899)
OTHER RECEIVABLES	3,857,831	3,631,263
Receivables on Guarantees Honored	-	54,702
Negotiation and Intermediation of Securities (Note 4)	79	976
Specific Credits	-	26,938
Insurance Premiums Receivable	-	275
Sundry (Note 14b)	3,868,486	3,553,397
Allowance for Losses (Notes 3e, 13f and 13g)	(10,734)	(5,025)
OTHER ASSETS (Notes 4 and 15)	290,854	269,913
Other Assets	69,333	68,597
Allowance for Losses	(34,515)	(35,296)
Prepaid Expenses (Note 15b)	256,036	236,612
PERMANENT ASSETS	4,867,728	5,893,730
INVESTMENTS (Notes 3h, 16 and 34b)	482,881	905,727
Investments in Associated Companies - Local (Note 16b)	379,397	446,740
Other Investments (Note 16b)	444,807	796,986
Allowance for Losses (Note 16b)	(341,323)	(337,999)
PROPERTY AND EQUIPMENT IN USE (Notes 3i and 17)	2,507,450	2,646,536
Buildings in Use	1,720,638	1,991,568
Other Fixed Assets	3,528,800	3,210,230
Accumulated Depreciation	(2,741,988)	(2,555,262)
LEASED ASSETS (Note 17)	30,935	42,709
Leased Assets	50,895	50,903
Accumulated Depreciation	(19,960)	(8,194)
DEFERRED CHARGES	1,846,462	2,298,758
Organization and Expansion Costs	1,156,333	934,195
Accumulated Amortization	(595,908)	(499,745)
Goodwill on Acquisition of Subsidiaries, net of Amortization (Notes 3j and 18a)	1,286,037	1,864,308
T O T A L	144,999,826	119,224,425

Consolidated Balance Sheet at March 31 - In thousands of reais
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES	87,882,537	79,737,835
DEPOSITS (Notes 3k and 19a)	41,193,885	39,996,754
Demand Deposits	10,964,086	8,126,132
Savings Deposits	20,236,140	18,336,706
Interbank Deposits	40,095	68,537
Time Deposits (Note 34b)	9,953,564	13,465,379
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 19a)	13,877,544	13,212,993
Own Portfolio	810,736	10,684,002
Third-party Portfolio	12,974,517	2,528,991
Unrestricted Portfolio	92,291	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 19b and 34b)	4,576,728	4,095,706
Exchange Acceptances	78	73,400
Mortgage Notes	362,904	780,003
Debentures	91,075	50,507
Securities Issued Abroad (Note 19b)	4,122,671	3,191,796
INTERBANK ACCOUNTS	602,073	169,080
Interbank Onlendings	-	5,785
Correspondent Banks	602,073	163,295
INTERDEPARTMENTAL ACCOUNTS	1,220,728	503,943
Third-party Funds in Transit	1,220,728	503,943
BORROWINGS (Notes 20a and 34b)	8,360,792	7,828,572
Local Borrowings - Official Institutions	3,427	3,055
Local Borrowings - Other Institutions	104,987	134,704
Foreign Currency Borrowings	8,252,378	7,690,813
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 20b and 34b)	2,311,377	1,651,542
National Treasury	41,334	-
National Bank for Economic and Social Development (BNDES)	1,215,575	741,622
Federal Savings Bank (CEF)	42,398	21,368
Government Agency for Machinery and Equipment Financing (FINAME)	1,012,070	880,005
Other Institutions	-	8,547
FOREIGN ONLENDINGS (Notes 20b and 34b)	39,441	42,731
Foreign Onlendings	39,441	42,731
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d, 4 and 34)	217,359	99,208
OTHER LIABILITIES	15,482,610	12,137,306
Collection of Taxes and Other Contributions	1,185,341	1,178,528
Foreign Exchange Portfolio (Note 14a)	6,558,007	4,215,450
Social and Statutory Payables	409,662	315,026
Taxes and Social Security Contributions	1,332,716	651,103
Negotiation and Intermediation of Securities	85,957	786,831
Technical Reserves for Insurance, Private Pension Plans and Savings Bonds (Notes 3g, 4 and 24)	2,545,377	2,055,913
Subordinated Debt (Note 22)	68,645	36,958
Sundry (Note 23)	3,296,905	2,897,497
LONG-TERM LIABILITIES	26,765,657	16,736,108
DEPOSITS (Notes 3k and 19a)	13,677,317	5,937,455
Interbank Deposits	60	17,461
Time Deposits (Note 34b)	13,677,257	5,919,994
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 19a)	464,899	2,861
Own Portfolio	464,899	2,861
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 19b and 34b)	385,950	746,451
Exchange Acceptances	-	18
Mortgage Notes	142,011	48,840
Debentures	1,205	89,530
Securities Issued Abroad (Note 19b)	242,734	608,063
BORROWINGS (Notes 20a and 34b)	1,067,836	847,244
Local Borrowings - Other Institutions	112,536	67,371
Foreign Currency Borrowings	955,300	779,873

Consolidated Balance Sheet at March 31 - In thousands of reais
LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 20b and 34b)	4,441,703	4,325,027
BNDES	2,043,407	2,354,452
CEF	419,587	416,525
FINAME	1,977,056	1,554,050
Other Institutions	1,653	-
FOREIGN ONLENDINGS (Notes 20b and 34b)	7,787	19,480
Foreign Onlendings	7,787	19,480
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d, 4 and 34)	122,728	5,796
OTHER LIABILITIES	6,597,437	4,851,794
Taxes and Social Security Contributions	2,457,628	2,737,245
Subordinated Debt (Note 22)	3,322,764	1,472,309
Sundry (Note 23)	817,045	642,240
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4 and 24)	18,504,574	12,468,144
DEFERRED INCOME	26,454	9,050
Deferred Income	26,454	9,050
MINORITY INTEREST IN SUBSIDIARY COMPANIES (Note 25)	112,861	347,590
STOCKHOLDERS' EQUITY (Note 26)	11,707,743	9,925,698
Capital:
- Local Residents	6,011,758	4,887,749
- Foreign Residents	288,242	312,251
Capital Reserves	7,045	7,435
Revenue Reserves	5,414,022	4,718,263
Mark-to-Market Adjustment - Securities and Derivatives	(13,324)	-
STOCKHOLDERS´ EQUITY MANAGED BY THE PARENT COMPANY	11,820,604	10,273,288
T O T A L	144,999,826	119,224,425

Consolidated Statement of Income for the Period from January 1 to March 31- In thousands of reais
	2003	2002
INCOME FROM LENDING AND TRADING ACTIVITIES	7,004,189	4,473,583
Credit Operations (Note 13h)	2,954,266	2,435,822
Leasing Operations (Note 13h)	77,386	90,409
Security transactions (Notes 4 and 10e)	3,138,722	1,252,694
Derivative Financial Instruments (Notes 4 and 34C)	373,646	325,015
Foreign Exchange Transactions (Notes 4 and 14a)	99,498	309,088
Compulsory Deposits (Note 12b)	360,671	60,555
EXPENSES	4,376,525	2,742,672
Interest and charges on:
Deposits (Notes 4 and 19c)	3,423,499	1,777,410
Borrowings and Onlendings (Note 20c)	141,355	329,469
Leasing Operations (Note 13h)	3,202	3,114
Provision for Loan Losses (Notes 13e, 13f and 13g)	808,469	632,679
INCOME FROM FINANCIAL INTERMEDIATION	2,627,664	1,730,911
OTHER OPERATING INCOME (EXPENSES)	(1,487,690)	(1,113,811)
Commissions and Fees (Note 27)	998,439	860,568
Retained Insurance Premiums, Private Pension Plans and Savings Bonds (Notes 3g and 24c)	2,770,492	1,949,544
Change in Technical Reserves for Insurance, Private Pension Plans and Saving Bonds (Notes 3g and 4)	(1,043,308)	(255,386)
Claims - Insurance Operations (Note 3g)	(1,018,709)	(861,631)
Savings Bond Redemptions (Note 3g)	(198,458)	(181,982)
Insurance and Pension Plan Selling Expenses (Note 3g)	(180,521)	(160,169)
Expenses with Pension Plan Benefits and Redemptions (Note 3g)	(390,013)	(349,295)
Personnel Expenses(Notes 4 and 28)	(1,053,175)	(888,002)
Other Administrative Expenses (Note 29)	(1,100,913)	(843,661)
Tax Expenses	(267,852)	(204,070)
Equity in the Earnings of Associated Companies (Note 16c)	(4,725)	2,240
Other Operating Income (Notes 4 and 30)	657,403	274,015
Other Operating Expenses (Notes 4 and 31)	(656,350)	(455,982)
OPERATING INCOME	1,139,974	617,100
NON-OPERATING INCOME (EXPENSES), NET (Note 32)	(681,563)	(29,327)
INCOME BEFORE TAXES AND PROFIT SHARING	458,411	587,773
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 36a and 36b)	52,776	(165,862)
MINORITY INTEREST IN SUBSIDIARIES	(3,586)	3,295
NET INCOME	507,601	425,206

Consolidated Statement of Income for the Period from January 1 to March 31- In thousands of reais
	2003	2002
FINANCIAL RESOURCES WERE PROVIDED BY :	11,374,725	12,649,054
NET INCOME	507,601	425,206
ADJUSTMENTS TO NET INCOME	908,316	144,962
Depreciation and Amortization	141,059	93,223
Amortization of Goodwill	738,063	37,526
Change in Provision for Investments	19,695	(290)
Equity in the Earnings of Associated Companies	4,725	(2,240)
Other	4,774	16,743
Technical reserves for Insurance, Savings Bonds and Private Pension Plans	1,711,956	584,269
Change in Deferred Income	10,611	30
Change in Minority Interest	(158,203)	208,359
STOCKHOLDERS	666,780	-
Capital Increase	659,735	-
Share Premium	7,045	-
THIRD PARTIES:
- Increase in Liabilities	3,513,116	9,287,687
Deposits	-	4,850,230
Funds from Acceptance and Issuance of Securities	1,825,836	40,747
Borrowings and Onlendings	-	680,526
Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	182,516	86,362
Other Liabilities	1,504,764	3,629,822
- Decrease in Assets	4,107,599	1,623,696
Securities and Derivative Financial Instruments	2,550,639	1,559,977
Interdepartmental Accounts	1,929	-
Credit Operations	1,430,501	-
Leasing Operations	124,530	-
Insurance Premiums Receivable	-	63,719
- Sale (write-off) of Assets and Investments	86,740	373,048
Non-operating Assets	39,112	16,551
Property and Equipment in Use and Leased Assets	24,934	9,851
Investments	2,153	344,683
Sale (write-off) of Deferred Charges	20,541	1,963
- Interest attributed to Own Capital and Dividends received from Associated Companies	20,209	1,797
TOTAL FUNDS PROVIDED	10,442,244	13,796,548
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	289,891	234,545
ACQUISITION OF OWN SHARES	-	32,909
INVESTMENTS IN:	218,338	1,004,220
Non-operating Assets	80,686	76,478
Property and Equipment in Use and Leased Assets	125,531	561,720
Investments	12,121	366,022
DEFERRED CHARGES	232,177	1,125,553
INCREASE IN ASSETS	5,971,704	10,269,743
Short-term Interbank Investments	1,938,063	1,576,549
Interbank Accounts	1,926,047	686,813
Interdepartmental Accounts	-	140,660
Credit Operations	-	3,362,407
Leasing Operations	-	67,269
Other Receivables	2,026,339	4,351,878
Insurance Premiums Receivable	49,065	-
Other Assets	32,190	84,167
DECREASE IN LIABILITIES	3,730,134	1,129,578
Deposits	1,491,961	-
Deposits Received under Security Repurchase Agreements	1,670,522	841,473
Interbank Accounts	4,623	22,947
Interdepartmental Accounts	117,001	258,562
Borrowings and Onlendings	209,417	-
Derivative Financial Instruments	236,610	6,596
INCREASE(DECREASE) IN FUNDS AVAILABLE	932,481	(1,147,494)
CHANGES IN At the Beginning of the Period	2,785,707	3,085,787
FINANCIAL At the End of the Period	3,718,188	1,938,293
POSITION Increase/Decrease in funds available	932,481	(1,147,494)

Notes to the Financial Statements

The notes to the Financial  Statements of Banco  Bradesco S.A. are subdivided as follows:

1)   OPERATIONS
2)   PRESENTATION OF THE FINANCIAL STATEMENTS
3)   SIGNIFICANT ACCOUNTING POLICIES
4)   INFORMATION FOR COMPARISON PURPOSES
5)   ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT
6)   BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE
7)   BALANCE SHEET BY MATURITY
8)   FUNDS AVAILABLE
9)   INTERBANK INVESTMENTS
10)  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
11)  ADDITIONAL PROVISION FOR MARKET RISK FLUCTUATION, NET OF TAX EFFECTS
12)  INTERBANK ACCOUNTS - RESTRICTED DEPOSITS
13)  CREDIT OPERATIONS
14)  OTHER RECEIVABLES
15)  OTHER ASSETS
16)  INVESTMENTS
17)  PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS
18)  DEFERRED CHARGES
19)  DEPOSITS,  DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS
     FOR ISSUANCE OF SECURITIES
20)  BORROWINGS AND ONLENDINGS
21)  CONTINGENT LIABILITIES
22)  SUBORDINATED DEBT
23)  OTHER LIABILITIES - SUNDRY
24)  INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS
25)  MINORITY INTEREST IN SUBSIDIARIES
26)  STOCKHOLDERS´ EQUITY (PARENT COMPANY)
27)  COMMISSIONS AND FEES
28)  PERSONNEL EXPENSES
29)  ADMINISTRATIVE EXPENSES
30)  OTHER OPERATING INCOME
31)  OTHER OPERATING EXPENSES
32)  NON-OPERATING INCOME
33)  TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)
34)  FINANCIAL INSTRUMENTS
35)  EMPLOYEE BENEFITS
36)  INCOME TAX AND SOCIAL CONTRIBUTION
37)  OTHER INFORMATION

1)   Operations

     BancoBradesco  S.A.  is  a  private  sector  open-capital   company  which,
     operating as a multiple bank,  carries out all types of authorized  banking activities including foreign exchange  transactions through its commercial, investment,  consumer  financing,  housing loan and credit portfolios.  The
     Bank also operates in a number of other  activities  through its direct and
     indirect  subsidiary  companies,   particularly  in  leasing,   consortium,
     insurance,  savings bonds and private pension plan  activities.  Operations are conducted  within the context of the companies  comprising the Bradesco
     Group, which are jointly active in the market.

2)   Presentation of the Financial Statements

     The consolidated  financial  statements of Banco Bradesco S.A. comprise the financial  statements of Banco  Bradesco S.A.,  its foreign  branches,  its direct and indirect subsidiaries and jointly controlled investments.

     The consolidated  financial statements of Banco Bradesco S.A. were prepared based on accounting  policies  determined by Brazilian  Corporation Law for the recording of operations,  as well as the rules and  instructions of the
     National Monetary Council (CMN), Brazilian Central Bank (BACEN),  Brazilian
     Securities  Commission  (CVM)  and  Superintendency  of  Private  Insurance
     (SUSEP) and  comprise the  financial  statements  of the leasing  companies based on the capital leasing method of accounting.

     Accordingly,   upon  consolidation,   intercompany   investments,   account
     balances,  revenue, expenses and unrealized income were eliminated from the financial  statements  and in the case of  investments  which  are  jointly controlled with other stockholders,  asset, liability and income components are included in the consolidated  financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the  acquisition of investments  in  subsidiaries  is presented in deferred assets and minority  interests in net income and  stockholders´  equity are separately disclosed. Exchange variation arising from permanent investments in  subsidiaries  and foreign  branches was  allocated to the  statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

     The financial  statements  include  estimates and assumptions,  such as the calculation  of the allowance for loan losses,  the  estimation of the fair value of certain  financial  instruments,  the  quantification of technical
     reserves  for   insurance,   pension   plans  and  savings  bonds  and  the
     determination of the useful economic life of specific assets.

     We present below the main direct and indirect subsidiaries, including their foreign branches and subsidiaries and jointly controlled investments:

	Activity Area	% Ownership
		2003	2002
Financial area - Local
Banco Baneb SA (22)	Banking	99.97%	99.97%
Banco BCN SA (22)	Banking	100.00%	100.00%
Banco BEA SA (1) (2) (22)	Banking	99.64%	88.68%
Banco Boavista Interatlântico SA (22)	Banking	100.00%	100.00%
Banco das Nações SA (3) (22)	Banking	-	100.00%
Banco de Crédito Real de Minas Gerais SA (22)	Banking	99.99%	99.99%
Banco Finasa de Investimento SA (4) (22)	Investment Banking	97.40%	77.35%
Banco Finasa SA (5)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo SA (4) (22)	Banking	100.00%	79.73%
Bradesco BCN Leasing SA Arrendamento Mercantil SA (6) (7) (22)	Leasing	99.96%	99.94%
Bradesco Consórcios Ltda (8) (22)	Consortium Management	99.99%	99.99%
Bradesco Leasing SA Arrendamento Mercantil (9)	Leasing	-	100.00%
Bradesco SA Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM - Bradesco Asset Management Ltda	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento - VISANET (10)(11)(12)(22)	Services	38.97%	38.97%
Finasa Leasing Arrendamento Mercantil SA (4) (22)	Leasing	99.99%	79.72%

Financial area - Foreign
Banco Bradesco Argentina SA (11) (12) (22)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg SA (13)	Banking	99.99%	-
Banco Mercantil de São Paulo International SA (4) (11) (12) (22)	Banking	100.00%	79.73%
BCN Grand Cayman (22)	Banking	100.00%	100.00%
Boavista Grand Cayman (22)	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (4) (22)	Banking	100.00%	79.73%
Mercantil London (14) (22)	Banking	-	79.73%
Mercantil New York (15) (22)	Banking	-	79.73%

Insurance, pension plan and savings bond area
Atlântica Capitalização SA (22)	Savings Bonds	99.66%	99.66%
Áurea Seguros SA (10) (11) (12) (22)	Insurance	27.41%	27.41%
Bradesco Argentina de Seguros SA (11) (22)	Insurance	99.43%	99.43%
Bradesco Capitalização SA (22)	Savings Bonds	99.65%	99.65%
Bradesco Saúde SA (22)	Insurance	99.66%	99.66%
Bradesco Seguros SA (22)	Insurance	99.66%	99.66%
Bradesco Vida e Previdência SA (22)	Pension Plans/Insurance	99.65%	99.65%
Finasa Seguradora SA (16) (17)	Insurance	99.22%	72.83%
Indiana Seguros SA (22)	Insurance	39.86%	39.86%
Prudential - Bradesco Seguros SA (18) (22)	Insurance	-	48.19%
Seguradora Brasileira de Crédito à Exportação SA (10) (11) (12) (22)	Insurance	12.05%	12.05%
União Novo Hamburgo Seguros SA (17) (22)	Insurance	91.23%	91.09%

Other activities
ABS - Empreendimentos Imobiliários, Participações e Serviços SA (22)	Real Estate	99,09%	99,09%
Bradescor Corretora de Seguros Ltda (22)	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (10) (11) (12) (22)	Credit Acquisition	10.00%	10.00%
CPM Holdings Limited (10) (11) (12) (22)	Holding Company	49.00%	49.00%
Latasa SA (10) (11) (12) (22)	Metal Products	39.12%	39.12%
Pevê Prédios SA (19) (22)	Real Estate	-	70.19%
Scopus Tecnologia SA (11) (22)	Information Technology	99.99%	99.99%
Serasa SA (10)(11) (12) (17) (20) (22)	Services	20.57%	16.61%
Smart Club do Brasil Ltda (10) (21) (22)	Services	36.36%	20.00%
União de Comércio e Participações Ltda (22)	Holding Company	99.99%	99.99%

(1)  Percentage  ownership  increased  through  acquisition of shares via public offering in January 2003
(2)  Became a  subsidiary  of Banco  Baneb  S.A.  in March and will be merged in
     April 2003
(3)  Merged into Banco BCN S.A. in July 2002
(4)  Percentage  ownership  increased  through  acquisition and incorporation of shares of minority stockholders of Banco Mercantil de São Paulo S.A.
(5)  Previously named Continental Banco S.A.
(6)  Percentage  ownership increased through the merger of Bradesco Leasing into
     BCN Leasing in February 2003
(7)  Previously named BCN Leasing - Arrendamento Mercantil S.A.
(8)  Previously named Administradora de Consórcios Potenza Ltda.
(9)  Merged into BCN Leasing - Arrendamento Mercantil S.A. in February 2003 (see
     item 7)
(10) Proportionally  consolidated in accordance with CMN Resolution 2723 and CVM
     Instruction 247
(11) Companies audited by other independent auditors in 2002
(12) Companies audited by other independent auditors in 2003
(13) Acquired in April 2002
(14) Merged into Mercantil Grand Cayman in November 2002
(15) Merged into Mercantil Grand Cayman in September 2002
(16) Became an indirect subsidiary of Bradesco Seguros S.A. in May 2002
(17) Percentage ownership increased through acquisition of shares
(18) Sold in July 2002
(19) Merged into Banco Mercantil in January 2003
(20) Previously named SERASA - Centralização de Serviços dos Bancos S.A.
(21) Percentage  ownership  increased  through  acquisition of quotas in October
     2002
(22) Companies audited by other independent auditors in 2001

3)   Significant Accounting Policies

a)   Determination of net income

Income and  expenses are  recorded on the accrual  basis and are prorated  daily when of a financial  nature.  Transactions  with prefixed  rates are recorded at their  redemption  amounts  and income and  expenses  for the future  period are recorded  as a  discount  to the  corresponding  asset and  liability  accounts.
Post-fixed or foreign-currency-indexed  transactions are adjusted to the balance sheet date.  Income and expenses of a financial  nature are calculated  based on the  exponential  method,  except  when  relating  to  discounted  notes  or  to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums,  net of premiums assigned in coinsurance and reinsurance and corresponding  commission,  are appropriated to results upon
issuance  of  the  corresponding   insurance   policies  and  are  deferred  for
appropriation on a straight-line  basis over the terms of the policies,  through the  recording  and reversal of a provision  for unearned  premiums and deferred selling  expenses.  The accepted  coinsurance  and  retrocession  operations are recorded  based  on the  information  received  from  other  companies  and  the
Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is  effectively received. The expenses for placement of bonds,  classified as “Selling Expenses”
are recorded as they are incurred.  Brokerage  expenses are recorded at the time the savings bond plan  contributions  are effectively  received.  The payment of prizes on winning bonds is recorded as an expense in the month in which the draw takes places.

The private pension plan  contributions  are recorded in income at the time they are effectively received.

b)   Interbank investments

These are recorded at purchase cost,  including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c)   Securities

Pursuant to BACEN  Circular  3068/2001,  as from June 30, 2002,  securities  are classified and recorded as presented below:

- Trading  securities -  securities  which are acquired for the purpose of being actively and frequently  traded are adjusted to market value as a  counter-entry to results for the period.

- Securities available for sale - securities which are not specifically intended for trading  purposes or as held to maturity,  are adjusted to market value as a counter-entry to a specific account in stockholders'  equity,  at amounts net of tax effects.

- Securities held to maturity - securities for which there exists  intention and financial  capacity  for  maintenance  through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

- Up to June 2002,  securities were valued at cost of acquisition,  plus accrued earnings and less of the provision for adjustment to probable realizable value.

d)   Derivative financial instruments (assets and liabilities)

Pursuant  to  BACEN  Circular  3082/2002  and  complementary  regulations,   the
derivative financial  instruments are classified based on management´s  intended use  thereof on the date of the  operation  and  whether it was  carried out for hedging purposes or not.

The  derivative  financial  instruments  which do not  comply  with the  hedging criteria established by BACEN,  particularly  derivatives used to manage general exposure  to risk,  are  recorded  at  market  values,  with  the  corresponding mark-to-market adjustments taken directly to income for the period.

The derivative  financial  instruments  used for protection  against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i)  significantly  co-related in relation to the adjustment of their market value to the market value of the hedged item,  at both the start and over the duration of the contract;  and (ii) considered to be effective in mitigating the risk associated  with the exposure which is to be protected,  are classified as hedges in accordance with their specific nature:

-    Market risk hedge - the hedged  financial  assets and  liabilities  and the corresponding  derivative  financial  instruments  are  recorded  at market value, with corresponding  mark-to-market  adjustments recorded directly in income for the period.

-    Cash  flow  hedge  -  hedged  financial  assets  and  liabilities  and  the corresponding  derivative  financial  instruments  are  recorded  at market value, with corresponding  mark-to-market adjustments,  net of tax effects, recorded in the  stockholders´  equity account.  The non-hedged  portion is recorded directly in results for the period.

e)   Credit and leasing operations and allowance for loan losses

The credit and leasing  operations  are  classified in compliance  with: (i) the parameters  established  by CMN  Resolution  2682/1999  at nine levels from “AA”
(minimum  risk)  to  “H”  (maximum  risk);  and  (ii)  management´s  risk  level assessment. This assessment, which is carried out on a periodic basis, considers current economic  conditions,  and past loan loss experience as well as specific and general risks relating to operations,  borrowers and guarantors.  The length of the delay in payment  defined in CMN Resolution  2682/1999 is also taken into account for customer risk classification purposes as follows:

Length of Delay	Customer Classification
•No delay	AA
•Up to 14 days	A
•From 15 to 30 days	B
•From 31 to 60 days	C
•From 61 to 90 days	D
•From 91 to 120 days	E
•From 121 to 150 days	F
•From 151 to 180 days	G
•More than 180 days	H
The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled  over a  five-year  period  in  memorandum  accounts  and  no  longer presented in the balance sheet.

Renegotiated  operations are maintained with a maximum  classification  equal to their prior classification.  Renegotiated operations already written off against the allowance and which are recorded in  memorandum  accounts are  classified at
“H” level and any gains  derived  from their  renegotiation  are  recognized  as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or
quarterly)  for  income   appropriation   purposes   complies  with   applicable
legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered  sufficient to cover estimated losses and is based upon current economic conditions,  past loan loss experience,  specific and general portfolio risks and on BACEN requirements and instructions. (Notes 13 e, f).

f)   Income tax and social contribution (asset and liability)

Deferred income tax and social contribution  calculated on tax losses,  negative basis of social  contribution  and  temporary  additions  are recorded in “Other receivables  - sundry”,  and the  provision  for  deferred  income tax on excess depreciation and mark-to-market  adjustments is recorded in “Other liabilities -
taxes and social security contributions”.

Deferred tax assets on temporary  additions are realized upon use or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated. (Note 36).

The provision  for federal  income tax is calculated at the standard rate of 15%
of taxable income,  plus an additional  rate of 10% for income over  established limits.  The provision for social  contribution is recorded at the rate of 9% of
pre-tax   income.   Provisions   were   recorded  for  other  taxes  and  social
contributions in accordance with specific applicable legislation.

g)   Technical  reserves  relating to  insurance,  pension plan and savings bond activities

Provision for unearned premiums

These are  recorded  at the  amount of that  portion of the  insurance  premiums issued/retained  corresponding  to the  unexpired  risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP standards.

Benefits to be granted and benefits granted

Mathematical provisions comprise the amount of the liabilities assumed under the form of  income,  pension  and  savings  plans and are  calculated  based on the financial  method  determined  in the  contract  under the  responsibility  of a legally qualified actuary  registered with the Brazilian  Institute of Actuaries
(IBA). The mathematical provisions comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted  comprises  participants  whose  receipt of  benefits  has not yet commenced and the provision for benefits granted comprises  participants who are currently receiving benefits.

Savings Bonds - mathematical provisions

These are recorded in  conformity  with the technical  notes  approved by SUSEP, based on a variable percentage applicable to the amounts effectively received.

Unsettled claims and IBNR

The  provision  for payment of unsettled  claims is recorded  based on estimated probable payments, net of recoveries and adjusted for price-level restatement up to the balance  sheet date.  The reserve for claims  incurred  but not  reported
(IBNR) is calculated  on a actuarial  basis to quantify the volume and amount of the claims  incurred,  but which  have not yet been  reported  to the  insurance companies by the policyholders/beneficiaries.

h)   Investments

Significant  investments  in  subsidiaries,  associated  companies  and  jointly controlled  investments  are  recorded  on the equity  method and the  financial statements of the foreign  branches and subsidiaries are adjusted to comply with the  accounting  practices  adopted in Brazil,  translated  into reais and their related effects recognized in income for the period.

The exchange  membership  certificates  of Stock  Exchanges,  the Center for the
Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile
and  Futures  Exchange  (BM&F)  were  recorded  at net  book  value  and  fiscal incentives  and other  investments  were  recorded  at cost,  plus  restatements through December 31, 1995, net of the provision for loss, where applicable.

i)   Property and equipment in use

Property  and  equipment  in use is  stated at cost  plus  restatements  through
December 31, 1995, net of the corresponding accumulated depreciation, calculated on the  straight-line  method at annual rates which take into  consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to
50%; and transport systems - 20%.

j)   Deferred charges

Deferred  charges,  other than goodwill,  are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization,  calculated on the straight-line  method and amortized at a rate of 20% to 50% per annum.  Goodwill on the  acquisition of investments  in subsidiary  companies,  based on expected future  results,  is amortized at rates of 10% to 20% per annum and is presented in deferred charges.

k)   Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l)   Other assets and liabilities

The assets are stated at their realizable amounts,  including, where applicable, related income and monetary (on a daily pro rata basis) and exchange variations, less  provisions  when deemed  appropriate.  The  liabilities  include  known or estimated  amounts,  plus related charges and monetary (on a pro rata basis) and exchange variations.

4)   Information for Comparison Purposes

In order to facilitate comparison of the financial statements, certain March 31,
2002  account   balances  were   reclassified   in  line  with  the   accounting
procedures/classification used at March 31, 2003.

	At March 31, 2002 - In thousands of reais
	Prior	Reclassifications	Reclassified
	disclosure
Assets
Current assets and long-term receivables	113,130,712	199,983	113,330,695
Securities - Derivative financial instruments (1)	-	584,084	584,084
Other receivables - Negotiation and intermediation of securities (1)	1,228,814	(584,084)	644,730
Other assets
Other assets (6)	617,055	24,517	641,572
Prepaid expenses (2) (6)	157,812	175,466	333,278
Permanent assets	6,093,713	(199,983)	5,893,730
Other fixed assets in use (2)	3,410,232	(200,002)	3,210,230
Accumulated depreciation (2)	(2,555,281)	19	(2,555,262)
Total assets	119,224,425	-	119,224,425
Liabilities
Current and long-term liabilities	95,510,185	963,758	96,473,943
Derivative financial instruments (1)	-	105,004	105,004
Other liabilities:
Negotiation and intermediation of securities (1)	891,835	(105,004)	786,831
Technical reserves for insurance, private pension plans and savings bonds (3)	1.092.155	963,758	2,055,913
Technical reserves for insurance, private pension plans and savings bonds (3)	13.431.902	(963,758)	12,468,144
Total liabilities	119,224,425	-	119,224,425

	At March 31, 2002 - In thousands of reais
	Prior	Reclassifications	Reclassified
	disclosure
Income from lending and trading activities	4,517,326	(43,743)	4,473,583
Income on security transactions (1) (7)	1,600,996	(348,302)	1,252,694
Derivative financial instruments (1)	-	325,015	325,015
Foreign exchange transactions (4)	329,544	(20,456)	309,088
Expenses for lending and trading activities	2,484,197	258,475	2,742,672
Interest and charges on deposits (7)	1,518,935	258,475	1,777,410
Income from financial intermediation	2,033,129	(302,218)	1,730,911
Other operating income (expenses)	(1,384,603)	270,792	(1,113,811)
Change in technical reserves for insurance, private pension plans
and savings bonds (7)	(537,148)	281,762	(255,386)
Personnel expenses (5)	(856,576)	(31,426)	(888,002)
Other operating income (4)	254,312	19,703	274,015
Other operating expenses (4)	(456,735)	753	(455,982)
Operating income (expense)	648,526	(31,426)	617,100
Income before taxes and profit sharing	619,199	(31,426)	587,773
Employee profit sharing (5)	(31,426)	31,426	-
Net income	425,206	-	425,206
(1)  The derivative financial instruments were reclassified,  in compliance with
     BACEN Circular 3082/2002,  however the accounting valuation policies of the prior period were maintained.
(2)  Transfer  of the amount  relating to the  contract  for  providing  banking services in the  post-office  branch network from property and equipment in use to prepaid expenses.
(3)  Reclassified in compliance with SUSEP´s new plan of accounts
(4)  Transfer of income from price-level restatement of assets of Banco Bradesco
     Argentina S.A.
(5)  Transfer of expenses for employee profit sharing to personnel expenses;
(6)  Transfer of recovered assets from prepaid expenses to other assets.
(7)  Transfer of price-level  restatement  of technical  reserves for insurance,
     private   pension  plans  and  savings  bonds  to  income  on   securities´
     transactions and interest and charges on deposits.

5)   Adjusted Balance Sheet and Statement of Income by Business Segment

The consolidated balance sheet and statement of income, by business segment, are presented  below at March 31, 2003 in accordance  with the Chart of Accounts for
National Financial System Institutions (COSIF).

a)   Balance sheet

	At March 31, 2003 - In thousands of reais
	Financial (1) (2)		Insurance(2)		Pension	Savings	Other	Amount	Total
	Local	Foreign	Local	Foreign	Plan	Bond (2)	Activities (2)	Eliminated (3)	Consolidated
ASSETS
Current assets and long-term receivables	107,720,959	13,542,106	3,555,413	56,174	19,055,210	2,006,233	695,417	(6,499,414)	140,132,098
Funds available	3,584,316	132,536	27,175	3,169	15,706	13,107	8,914	(66,735)	3,718,188
Interbank investments	20,708,032	2,934,256	19,874	-	18,163	-	-	(269,506)	23,410,819
Securities and derivative financial instruments	10,118,203	3,354,731	1,838,049	47,181	18,660,401	1,880,467	237,219	(1,705,912)	34,430,339
Interbank and interdepartmental accounts	15,048,631	10,658	-	-	-	-	-	-	15,059,289
Credit and leasing operations	36,948,591	6,967,074	-	-	-	-	-	(4,334,251)	39,581,414
Other receivables and other assets	21,313,186	142,851	1,670,315	5,824	360,940	112,659	449,284	(123,010)	23,932,049
Permanent assets	9,903,210	15,838	1,834,948	738	251,457	246,113	575,756	(7,960,332)	4,867,728
Investments (4)	6,485,543	-	1,691,106	-	108,115	84,140	74,309	(7,960,332)	482,881
Property and equipment in use and leased assets	1,788,277	13,639	118,921	601	105,072	99,348	412,527	-	2,538,385
Deferred charges	1,629,390	2,199	24,921	137	38,270	62,625	88,920	-	1,846,462
Total	117,624,169	13,557,944	5,390,361	56,912	19,306,667	2,252,346	1,271,173	(14,459,746)	144,999,826
LIABILITIES
Current and long-term liabilities	105,876,315	10,290,886	2,726,311	40,264	945,991	650,647	617,195	(6,499,415)	114,648,194
Deposits	51,052,428	4,178,318	-	-	-	-	-	(359,544)	54,871,202
Deposits received under security repurchase agreements	14,159,360	183,083	-	-	-	-	-	-	14,342,443
Funds from the acceptance and issuance of securities	6,390,264	958,753	-	-	-	-	52,095	(2,438,434)	4,962,678
Interbank and interdepartmental accounts	1,822,801	-	-	-	-	-	-	-	1,822,801
Borrowings and onlendings	15,622,323	3,938,424	-	-	-	-	206,975	(3,538,786)	16,228,936
Derivative financial instruments	335,441	504	-	-	-	-	4,142	-	340,087
Other liabilities:
- Subordinated debt	2,413,765	977,644	-	-	-	-	-	-	3,391,409
- Other	14,079,933	54,160	2,726,311	40,264	945,991	650,647	353,983	(162,651)	18,688,638
Technical reserves for insurance, private pension plans and savings bonds	-	-	-	-	17,179,536	1,325,038	-	-	18,504,574
Deferred income	25,831	-	-	-	-	-	622	1	26,454
Minority interest and net equity in subsidiaries	14,280	3,267,058	2,664,050	16,648	1,181,140	276,661	653,356	(7,960,332)	112,861
Stockholders' equity of the parent company	11,707,743	-	-	-	-	-	-	-	11,707,743
Total in 2003	117,624,169	13,557,944	5,390,361	56,912	19,306,667	2,252,346	1,271,173	(14,459,746)	144,999,826
Total in 2002	97,710,302	11,375,651	4,968,022	43,186	13,274,327	1,888,249	2,184,201	(12,219,513)	119,224,425
b)   Statement of income

	At March 31, 2003 - In thousands of reais
	Financial (1)(2)		Insurance (2)		Pension	Savings	Other	Amounts	Total
					Plan	Bond (2)	Activities (2)	Eliminated (3)	Consolidated
	Local	Foreign	Local	Foreign
Income from lending and trading activities	5,574,846	153,006	115,489	704	1,132,360	102,869	5,640	(80,725)	7,004,189
Expenses for lending and trading activities	3,609,417	91,276	-	-	722,103	31,711	2,457	(80,439)	4,376,525
Income from financial intermediation	1,965,429	61,730	115,489	704	410,257	71,158	3,183	(286)	2,627,664
Other operating income (expenses) (4)	(1,112,427)	(28,673)	(86,051)	1,110	(264,785)	(3,633)	6,483	286	(1,487,690)
Operating income (expenses)	853,002	33,057	29,438	1,814	145,472	67,525	9,666	-	1,139,974
Non-operating income (expenses), net	(697,461)	2,443	(847)	-	921	(4,258)	17,639	-	(681,563)
Income before taxes and profit sharing	155,541	35,500	28,591	1,814	146,393	63,267	27,305	-	458,411
Provision for income tax and social contribution	143,467	(545)	(11,204)	(40)	(47,918)	(24,142)	(6,842)	-	52,776
Minority interest in subsidiaries	(2,306)	-	(604)	-	-	-	(676)	-	(3,586)
Net income in 2003	296,702	34,955	16,783	1,774	98,475	39,125	19,787	-	507,601
Net income in 2002	207,689	30,114	28,398	(1,958)	107,479	32,006	21,478	-	425,206
(1)  The  financial  segment  comprises   financial   institutions  and  holding
     companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.
(2)  Asset and liability and income and expense account  balances are eliminated between companies from the same segment.
(3)  Amounts eliminated between companies from different segments.
(4)  Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

6) Balance Sheet by Currency and Exchange Exposure

We present below the account balances by currency and exchange exposure at March
31, 2003:

	In thousands of reais
	Balance Sheet	Currency
		Local	Foreign (1)
ASSETS
Current assets and long-term receivables	140,132,098	115,489,357	24,642,741
Funds available	3,718,188	1,448,278	2,269,910
Interbank investments	23,410,819	20,484,181	2,926,638
Securities and derivative financial instruments	34,430,339	30,932,924	3,497,415
Interbank and interdepartmental accounts	15,059,289	15,048,631	10,658
Credit and leasing operations	39,581,414	32,445,405	7,136,009
Other receivables and other assets	23,932,049	15,129,938	8,802,111
Permanent assets	4,867,728	4,851,152	16,576
Investments	482,881	482,881	-
Property and equipment in use and leased assets	2,538,385	2,524,145	14,240
Deferred charges	1,846,462	1,844,126	2,336
Total	144,999,826	120,340,509	24,659,317
LIABILITIES
Current and long-term liabilities	114,648,194	89,444,388	25,203,806
Deposits	54,871,202	50,884,815	3,986,387
Deposits received under security repurchase agreements	14,342,443	14,159,360	183,083
Funds from acceptance and issuance of securities	4,962,678	597,273	4,365,405
Interbank and interdepartmental accounts	1,822,801	1,051,827	770,974
Borrowings and onlendings	16,228,936	5,718,731	10,510,205
Derivative financial instruments	340,087	339,583	504
Other liabilities:
- Subordinated debt	3,391,409	2,413,765	977,644
- Other	18,688,638	14,279,034	4,409,604
Technical reserves for insurance, private pension plans and
savings bonds	18,504,574	18,504,574	-
Deferred income	26,454	26,454	-
Minority interest in subsidiaries	112,861	112,861	-
Stockholders' equity	11,707,743	11,707,743	-
Total	144,999,826	119,796,020	25,203,806
Net position of assets and liabilities			(544,489)
Net position of derivatives (2)			3,297,937
Other memorandum accounts, net (3)			(582,265)
Net exchange position (asset) (4)			2,171,183
(1)  Amounts expressed and/or indexed mainly in USD.
(2)  Excluding derivative operations maturing in D +1, to be settled in currency at March 31, 2003 price levels.
(3)  Leasing commitments and others controlled in memorandum accounts.
(4)  Excluding  investments in foreign branches and subsidiaries (Note 16a), the net  exchange  position  would be  negative  in the  amount  of R$  820,876 thousand (liability).

7)   Balance Sheet by Maturity

We present  below the  consolidated  balance sheet at March 31, 2003, by days to maturity, based on accounting classification:

	In thousands of reais
	Up to	From	From	More than		Total
	30 days	31 to 180 days	181 to 360 days	360 days	Indeterminate
ASSETS
Current assets and long-term receivables	93,821,882	15,749,452	8,787,897	21,772,867	-	140,132,098
Funds available	3,718,188	-	-	-	-	3,718,188
Interbank investments	22,459,483	451,666	344,130	155,540	-	23,410,819
Securities and derivative financial
instruments (1)	26,198,044	1,477,779	1,054,644	5,699,872	-	34,430,339
Interbank and interdepartmental accounts	14,740,781	4,955	6,121	307,432	-	15,059,289
Credit and leasing operations	9,006,471	12,966,702	6,146,903	11,461,338	-	39,581,414
Other receivables and other assets	17,698,915	848,350	1,236,099	4,148,685	-	23,932,049
Permanent assets	47,843	239,215	287,057	3,184,547	1,109,066	4,867,728
Investments	-	-	-	-	482,881	482,881
Property and equipment in use and leased assets	20,474	102,370	122,843	1,666,513	626,185	2,538,385
Deferred charges	27,369	136,845	164,214	1,518,034	-	1,846,462
Total	93,869,725	15,988,667	9,074,954	24,957,414	1,109,066	144,999,826
LIABILITIES
Current and long-term liabilities	67,251,213	11,579,822	9,051,502	26,765,657	-	114,648,194
Deposits (2)	34,635,127	3,149,052	3,409,706	13,677,317	-	54,871,202
Deposits received under security repurchase
agreements	13,863,771	2,051	11,722	464,899	-	14,342,443
Funds from the acceptance and issuance of
securities	188,322	2,127,173	2,261,233	385,950	-	4,962,678
Interbank and interdepartmental accounts	1,822,801	-	-	-	-	1,822,801
Borrowings and onlendings	4,207,698	4,270,174	2,233,738	5,517,326	-	16,228,936
Derivative financial instruments	23,689	126,883	66,787	122,728	-	340,087
Other liabilities:
- Subordinated debt	35,685	32,960	-	3,322,764	-	3,391,409
- Other	12,474,120	1,871,529	1,068,316	3.274,673	-	18.688,638
Technical reserves for insurance, private
pension plans and savings bonds	-	-	-	18,504,574	-	18,504,574
Deferred income	25,733	721	-	-	-	26,454
Minority interest in subsidiaries	-	-	-	-	112,861	112,861
Stockholders' equity	-	-	-	-	11,707,743	11.707,743
Total	67,276,946	11,580,543	9,051,502	45,270,231	11,820,604	144,999,826
Accumulated net assets	26,592,779	31,000,903	31,024,355	10,711,538	-	-
(1)  Investment fund applications are classified as 1 to 30 days;
(2)  Demand and savings account  deposits are classified as 1 to 30 days without considering average historical turnover.

8)   Funds Available

a)   Funds available are comprised by

	At March 31 - In thousands of reais
	2003	2002
Local currency	1,447,704	1,166,707
Foreign currency	2,269,910	771,224
Investments in gold	574	362
Total	3,718,188	1,938,293
b)   Statement of cash flows

As additional  information  for readers,  we present below the statement of cash flows prepared  based on the indirect  method.  The  information is presented in conformity  with the definitions set forth in the Chart of Accounts for National
Financial System Institutions (COSIF).

	At March 31 - In thousands of reais
	2003	2002
Operating activities
Net income	507,601	425,206
Adjustments to reconcile net income to cash flows
from (used in) operating activities:
Provision for loan losses	808,469	632,679
Provision for/reversal of losses on interbank investments,
securities and investments	14,947	9,635
Variation in technical reserves for insurance, private pension
plans and savings bonds	1,043,308	255,386
Depreciation and amortization	141,059	93,223
Amortization of goodwill	738,063	37,526
Results of investments accounted for by the equity method	4,725	(2,240)
Other	4,774	16,743
Changes in assets and liabilities:
Decrease (increase) in interbank investments	(1,933,315)	(1,573,619)
Decrease (increase) in securities and derivative financial instruments	2,314,029	1,540,526
Decrease (increase) in interbank accounts	(830,378)	(631,790)
Decrease (increase) in interdepartmental accounts	(115,072)	(399,222)
Decrease (increase) in credit operations	1,217,199	(3,574,756)
Decrease (increase) in leasing operations	140,009	(66,398)
Decrease (increase) in insurance premiums receivable	(49,065)	63,719
Decrease (increase) in other receivables	(2,065,442)	(4,349,671)
Decrease (increase) in other assets	(32,190)	(84,167)
Amounts written off against the allowance for loan losses.	(571,543)	(423,408)
Increase (decrease) in technical reserves for insurance, private pension plans and
savings bonds	851,164	415,245
Increase (decrease) in other liabilities	1,504,764	3,629,822
Increase (decrease) in deferred income	10,611	30
Net cash provided by (used in) operating activities	3,703,717	(3,985,531)
Investing activities
Decrease (increase) in compulsory deposits - Brazilian Central Bank	(1,100,292)	(77,970)
Sale of non-operating assets	39,112	16,551
Sale of investments	2,153	344,683
Sale of property and equipment in use and leased assets	24,934	9,851
Decrease in deferred charges	20,541	1,963
Acquisition of non-operating assets	(80,686)	(76,478)
Acquisition of investments	(12,121)	(366,022)
Acquisition of property and equipment in use and leased assets	(125,531)	(561,720)
Deferred charges	(232,177)	(1,125,553)
Interest attributed to own capital / dividends received	20,209	1,797
Net cash provided by (used in) investing activities	(1,443,858)	(1,832,898)
Financing activities
Increase (decrease) in deposits	(1,491,961)	4,850,230
Increase (decrease) in deposits received from security repurchase agreements	(1,670,522)	(841,473)
Increase(decrease) in funds from issuance of securities	1,825,836	40,747
Increase (decrease) in borrowings and onlendings	(209,417)	680,526
Capital increase	659,735	-
Share premium	7,045	-
Interest attributed to own capital and dividends paid and/or accrued	(289,891)	(234,545)
Acquisition of own shares	-	(32,909)
Variation in minority interest	(158,203)	208,359
Net cash provided by (used in) financing activities	(1,327,378)	4,670,935
Increase (decrease) in funds available, net	932,481	(1,147,494)
Changes in funds At the beginning of the year	2,785,707	3,085,787
Available, net At the end of the year	3,718,188	1,938,293
Increase (decrease) in funds available, net	932,481	(1,147,494)
9)   Interbank Investments

a)   Interbank  investments are presented below with their corresponding days to maturity

At March 31 - In thousands of reais
	Up to	From 31 to	From 181 to	More than	Total	Total
	30 days	180 days	360 days	360 days	in 2003	in 2002
Securities purchased under resale
agreements:
Own portfolio position	6,433,560	-	108,180	-	6,541,740	569,407
o National Treasury Bonds	759,899	-	-	-	759,899	2
o Financial Treasury Notes	5,573,661	-	108,180	-	5,681,841	78,143
o Central Bank Notes	100,000	-	-	-	100,000	4,703
o Others	-	-	-	-	-	486,559
Third-party portfolio position	12,994,093	-	-	-	12,994,093	2,530,572
o National Treasury Bonds	1,468,388	-	-	-	1,468,388	1,595,813
o Financial Treasury Notes	11,525,705	-	-	-	11,525,705	382,715
o Central Bank Notes	-	-	-	-	-	210,448
o Federal Treasury Notes	-	-	-	-	-	341,596
Subtotal	19,427,653	-	108,180	-	19,535,833	3,099,979
Interbank deposits:
o Interbank deposits	3,031,888	452,877	238,127	156,587	3,879,479	2,345,063
o Provision for loss	(58)	(1,211)	(2,177)	(1,047)	(4,493)	(1,174)
Subtotal	3,031,830	451,666	235,950	155,540	3,874,986	2,343,889
Total in 2003	22,459,483	451,666	344,130	155,540	23,410,819
%	95.9	1.9	1.5	0.7	100.0
Total in 2002	4,659,550	340,886	294,566	148,866		5,443,868
%	85.6	6.3	5.4	2.7		100.0
b)   Income from interbank investments

We present below income from interbank investments,  classified in the statement of income as income on security transactions:

	At March 31 - In thousands of reais
	2003	2002
Income on investments in purchase and sale commitments:
Own position	196,364	687
Third-party position	916,016	130,934
Subtotal	1,112,380	131,621
Interbank deposits	64,086	50,820
Total (Note 10e)	1,176,466	182,441
10)  Securities and Derivative Financial Instruments

a)   Summary  of the  consolidated  classification  of  securities  by  business segment and issuer

	In thousands of reais
	Financial	Insurance/	Pension	Other	Total at	%	Total at	%
		Savings Bond	Plan	Activities	March		December
					31,2003		31, 2002
Trading Securities	7,973,151	2,025,876	13,349,168	59,012	23,407,207	68.0%	25,630,264	69.3%
- Government securities	6,119,391	1,876,547	12,962,160	40,035	20,998,133	61.0%	23,351,731	63.1%
- Corporate bonds	1,853,760	149,329	387,008	18,977	2,409,074	7.0%	2,278,533	6.2%
Securities available for
sale	1,177,053	1,633,585	2,672,031	99,702	5,582,371	16.2%	5,810,601	15.7%
- Government securities	38,545	1,130,267	1,487,621	-	2,656,433	7.7%	2,546,722	6.9%
- Corporate bonds	1,138,508	503,318	1,184,410	99,702	2,925,938	8.5%	3,263,879	8.8%
Securities held to
maturity	2,530,863	-	2,628,814	-	5,159,677	15.0%	5,323,750	14.4%
- Government securities	2,530,863	-	2,628,814	-	5,159,677	15.0%	5,323,750	14.4%
Derivative financial
instruments	257,143	-	-	23,941	281,084	0.8%	238,839	0.6%
- Corporate bonds.	257,143	-	-	23,941	281,084	0.8%	238,839	0.6%
Total at March 31, 2003	11,938,210	3,659,461	18,650,013	182,655	34,430,339	100.0%	37,003,454	100.0%
- Government securities	8,688,799	3,006,814	17,078,595	40,035	28,814,243	83.7%	31,222,203	84.4%
- Corporate bonds	3,249,411	652,647	1,571,418	142,620	5,616,096	16.3%	5,781,251	15.6%
b)   Consolidated portfolio composition by issuer

	At March 31, 2003 - In thousands of reais
	Up to	From 31 to	From 181 to	More than	Market/	Restated	Unrealized	Unrealized
SECURITIES(1)	30 days	180 days	360 days	360 days	Book	Cost	Gain	Gain (loss)
					Value (2)(3)		(loss)	net of tax effects
GOVERNMENT SECURITIES	271,337	4,953,540	3,767,906	19,821,460	28,814,243	28,862,056	(47,813)	(31,556)
Financial Treasury Notes	99,068	4,877,640	2,837,153	12,188,972	20,002,833	20,009,800	(6,967)	(4,598)
Federal Treasury Notes	5,333	13,866	-	5,930,558	5,949,757	5,952,407	(2,650)	(1,749)
Brazilian Foreign Debt
Notes	43,432	23,828	15,156	1,448,470	1,530,886	1,531,066	(180)	(119)
Central Bank Notes	-	11,500	913,481	162,724	1,087,705	1,087,704	1	1
National Treasury Bonds	90,018	-	-	6,501	96,519	96,568	(49)	(32)
Other	33,486	26,706	2,116	84,235	146,543	184,511	(37,968)	(25,059)
CORPORATE BONDS	2,369,861	300,567	158,597	2,787,071	5,616,096	5,591,535	24,561	16,210
Shares	2,071,795	-	-	-	2,071,795	2,013,402	58,393	38,539
Debentures	8,269	33,042	20,151	1,539,545	1,601,007	1,633,519	(32,512)	(21,458)
Certificates of Bank
Deposit	39,851	68,260	33,957	821,087	963,155	963,563	(408)	(269)
Derivative financial
instruments	61,923	72,946	45,087	101,128	281,084	270,403	10,681	7,050
Securitization Notes	-	-	1,748	218,997	220,745	220,745	-	-
Foreign Securities	6,427	50,448	38,865	59,676	155,416	157,349	(1,933)	(1,276)
Promissory Notes	113,492	64,953	-	3	178,448	178,448	-	-
Other	68,104	10,918	18,789	46,635	144,446	154,106	(9,660)	(6,376)
TOTAL	2,641,198	5,254,107	3,926,503	22,608,531	34,430,339	34,453,591	(23,252)	(15,346)
c)   Consolidated  classification  by  category,  days to maturity  and business segment

	At March 31, 2003 - In thousands of reais
	Up to	From 31 to	From 181 to	More than	Market/	Restated	Unrealized	Unrealized
SECURITIES;	30 days	180 days	360 days	360 days	Book	Cost	Gain	Gain (loss)
(1)					Value (2)(3)		(loss)	net of tax effects
I TRADING SECURITIES	601,078	4,542,851	2,820,819	15,442,459	23,407,207	23,416,770	(9,563)	(6,311)
- Financial	244,760	1,719,203	94,448	5,914,740	7,973,151	7,982,509	(9,358)	(6,176)
Financial Treasury Notes	47,036	1,555,691	39,276	3,733,436	5,375,439	5,346,042	29,397	19,402
Debentures	3,858	3	116	849,590	853,567	853,567	-	-
Certificates of Bank
Deposit	1,952	4,091	549	742,142	748,734	748,734	-	-
Brazilian Foreign Debt
Notes	34,510	1,142	15,156	212,154	262,962	263,142	(180)	(119)
Federal Treasury Notes	735	13,710	-	208,914	223,359	223,359	-	-
Foreign securities	33,541	77,139	39,125	60,023	209,828	211,761	(1,933)	(1,276)
National Treasury Bonds	89,962	-	-	6,501	96,463	96,512	(49)	(32)
Other	33,166	67,427	226	101,980	202,799	239,392	(36,593)	(24,151)
- Insurance and Savings
Bonds	161,601	338,914	392,995	1,132,366	2,025,876	2,027,365	(1,489)	(982)
Financial Treasury Notes	18,595	337,514	391,645	1,101,707	1,849,461	1,850,950	(1,489)	(982)
Shares	109,768	-	-	-	109,768	109,768	-	-
Other	33,238	1,400	1,350	30,659	66,647	66,647	-	-
- Private Pension Plans	181,663	2,471,615	2,314,344	8,381,546	13,349,168	13,347,883	1,285	848
Financial Treasury Notes	25,514	2,466,810	2,310,655	6,957,813	11,760,792	11,759,507	1,285	848
Federal Treasury Notes	-	156	-	1,199,834	1,199,990	1,199,990	-	-
Securitization Notes	-	-	-	175,324	175,324	175,324	-	-
Shares	154,571	-	-	-	154,571	154,571	-	-
Other	1,578	4,649	3,689	48,575	58,491	58,491	-	-
- Other activities	13,054	13,119	19,032	13,807	59,012	59,013	(1)	(1)
Financial Treasury Notes	3,934	13,116	9,314	12,080	38,444	38,444	-	-
Funds of other institutions	2,723	-	9,718	26	12,467	12,467	-	-
Other	6,397	3	-	1,701	8,101	8,102	(1)	(1)
II. SECURITIES AVAILABLE
FOR SALE	1,964,677	608,001	148,481	2,861,212	5,582,371	5,606,741	(24,370)	(16,084)
- Financial	711,309	71,812	21,062	372,870	1,177,053	1,184,228	(7,175)	(4,735)
Shares	561,759	-	-	-	561,759	508,365	53,394	35,240
Debentures	2,172	12,654	8,613	236,461	259,900	274,635	(14,735)	(9,725)
Promissory Notes	100,208	-	-	-	100,208	100,208	-	-
Certificates of Bank
Deposit	34,618	48,620	-	14,921	98,159	98,565	(406)	(268)
Securitization Notes	-	-	1,748	43,673	45,421	45,421	-	-
Other	12,552	10,538	10,701	77,815	111,606	157,034	(45,428)	(29,982)
- Insurance and Savings
Bonds	399,179	529,649	87,304	617,453	1,633,585	1,658,407	(24,822)	(16,383)
Financial Treasury Notes	3,989	504,509	86,263	369,421	964,182	966,245	(2,063)	(1,362)
Shares	395,137	-	-	-	395,137	397,608	(2,471)	(1,631)
Federal Treasury Notes	-	-	-	166,078	166,078	168,728	(2,650)	(1,749)
Other	53	25,140	1,041	81,954	108,188	125,826	(17,638)	(11,641)
- Private Pension Plans	844,991	5,307	10,948	1,810,785	2,672,031	2,664,404	7,627	5,034
Federal Treasury Notes	-	-	-	1,485,137	1,485,137	1,485,137	-	-
Shares	821,370	-	-	-	821,370	813,603	7,767	5,126
Debentures	-	-	10,948	323,164	334,112	334,251	(139)	(91)
Other	23,621	5,307	-	2,484	31,412	31,413	(1)	(1)
- Other activities	9,198	1,233	29,167	60,104	99,702	99,702	-	-
Certificates of Bank
Deposit	-	1,233	29,167	60,104	90,504	90,504	-	-
Other	9,198	-	-	-	9,198	9,198	-	-
III. SECURITIES HELD TO
MATURITY	13,520	30,309	912,116	4,203,732	5,159,677	5,159,677	-	-
- Financial	13,520	30,309	912,116	1,574,918	2,530,863	2,530,863	-	-
Brazilian Foreign Debt
Notes	8,922	22,686	-	1,236,316	1,267,924	1,267,924	-	-
Central Bank Notes	-	7,623	912,116	123,907	1,043,646	1,043,646	-	-
Federal Treasury Notes	4,598	-	-	214,695	219,293	219,293	-	-
- Private Pension Plans	-	-	-	2,628,814	2,628,814	2,628,814	-	-
Federal Treasury Notes	-	-	-	2,628,814	2,628,814	2,628,814	-	-
IV. DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS)	61,923	72,946	45,087	101,128	281,084	270,403	10,681	7,049
- Financial	37,982	72,946	45,087	101,128	257,143	246,462	10,681	7,049
Derivative financial
instruments	37,982	72,946	45,087	101,128	257,143	246,462	10,681	7,049
- Other activities	23,941	-	-	-	23,941	23,941	-	-
Derivative financial
instruments (assets)	23,941	-	-	-	23,941	23,941	-	-
Total	2,641,198	5,254,107	3,926,503	22,608,531	34,430,339	34,453,591	(23,252)	(15,346)
DERIVATIVE FINANCIAL
INSTRUMENTS (LIABILITIES)	(23,689)	(126,883)	(66,787)	(122,728)	(340,087)	(378,819)	38,732	25,563
(1)  Investment  fund  applications  were  distributed  based on the  securities comprising their portfolios,  maintaining the fund category classification.
     The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(2)  This column reflects book value  subsequent to  mark-to-market,  except for securities held to maturity, whose market value is lower than book value by
     R$ 13,296 thousand, net of tax effects.
(3)  The market  value of  securities  is  determined  based on the market price practiced  on the  balance  sheet date.  In the event no market  prices are available,  amounts are estimated based on the prices quoted by dealers, on price  definition  models,  quotation  models or quotations for instruments with similar characteristics.

d)   Composition of the portfolios by account:

	At March 31 - In thousands of reais
	Up to	From	From	More than	Total
	30 days	31 to 180 days	181 to 360 days	360 days
Own Portfolio	2,458,474	3,661,389	2,980,262	18,432,231	27,532,356
Fixed income securities	388,694	3,661,389	2,980,262	18,432,231	25,462,576
o Financial Treasury Notes	88,467	3,359,927	2,780,342	8,719,731	14,948,467
o Federal Treasury Notes	5,333	13,866	-	5,732,425	5,751,624
o Debentures	8,269	33,042	20,151	1,539,545	1,601,007
o Brazilian Foreign Debt Notes	25,080	21,769	1,033	1,243,965	1,291,847
o Certificates of Bank Deposit	39,851	68,260	33,957	821,087	963,155
o Central Bank Notes	-	11,500	83,261	40,135	134,896
o Foreign securities	39,815	77,139	39,125	60,023	216,102
o Mortgage Notes	11,867	10,334	8,597	13,971	44,769
o National Treasury Bonds	281	-	-	6,501	6,782
o Other	169,731	65,552	13,796	254,848	503,927
Equity securities	2,069,780	-	-	-	2,069,780
o Shares of listed companies
(technical reserve)	1,443,780	-	-	-	1,443,780
o Shares and quotas (other)	626,000	-	-	-	626,000
Subject to commitments	182,724	1,592,718	946,241	4,176,300	6,897,983
Purchase and sale agreements	25,920	385,105	37,827	485,038	933,890
o Financial Treasury Notes	7,568	383,046	20,219	178,183	589,016
o Brazilian Foreign Debt Notes	18,352	2,059	14,123	204,505	239,039
o Federal Treasury Notes	-	-	-	101,318	101,318
o Central Bank Notes	-	-	3,485	1,032	4,517
Brazilian Central Bank	-	220,701	606,757	2,553,762	3,381,220
o Financial Treasury Notes	-	220,701	-	2,434,393	2,655,094
o Central Bank Notes	-	-	606,757	119,369	726,126
Privatization currencies	96	-	-	80,706	80,802
Collateral provided	94,785	913,966	256,570	955,666	2,220,987
o Financial Treasury Notes	3,033	913,966	36,592	856,665	1,810,256
o Central Bank Notes	-	-	219,978	2,187	222,165
o Federal Treasury Notes	-	-	-	96,814	96,814
o National Treasury Bonds	89,737	-	-	-	89,737
o Equity securities	2,015	-	-	-	2,015
Derivative financial instruments	61,923	72,946	45,087	101,128	281,084
Total in 2003	2,641,198	5,254,107	3,926,503	22,608,531	34,430,339
%	7.7	15.2	11.4	65.7	100.0
Total in 2002	9,065,401	5,763,487	5,069,559	19,054,264	38,952,711
%	23.3	14.8	13.0	48.9	100.0
Investment fund applications were distributed based on the securities comprising their  portfolios.  The number of days to maturity  was based on the maturity of the securities, regardless of accounting classification.

e)   Income on security transactions and derivative financial instruments

We present below the composition of the results of transactions  with securities and derivative financial instruments:

	At March 31 - In thousands of reais
Revenue	2003	2002
Fixed income securities (1)	2,057,575	1,195,538
Interbank investments (2)	1,176,466	182,441
Allocation of exchange variation of foreign branches	(190,952)	(193,915)
Equity securities	95,677	68,602
Other	(44)	28
Subtotal	3,138,722	1,252,694
Transactions with derivatives (3)	373,646	325,015
Total	3,512,368	1,577,709
(1)      Includes foreign securities;
(2)      Note 9b.
(3)      Note 34c v.

11)  Additional Provision for Market Risk Fluctuation, Net of Tax Effects

	In thousands of reais
	Investment	Exchange	Total
		variation (1)
Balance at December 31, 2002	22,446	504,160	526,606
Amount recorded (used)	(22,446)	(165,857)	(188,303)
Balance at March 31, 2003	-	338,303	338,303
(1)      See Note 23.

12)  Interbank Accounts - Restricted Deposits

a)   We present below the “Restricted Deposits” account:

	At March 31 - In thousands of reais
	2003	2002
Compulsory deposits - demand deposits (1)	5,402,961	2,234,133
Compulsory deposits - savings account deposits (2)	4,047,439	2,750,339
Additional compulsory deposits (3)	4,169,527	-
Restricted deposits - National Housing System (4)	379,070	394,768
Funds from agricultural loans (4)	578	578
Total	13,999,575	5,379,818
(1)  Without remuneration
(2)  Remunerated at the same rate as savings account deposits
(3)  Additional  compulsory  deposit  on  demand,   savings  and  time  deposits
     remunerated based on the variation in the SELIC rate
(4)  Remunerated based on the Reference Rate (TR)

b)   Income on compulsory deposits

We present below income on restricted deposits:

	At March 31 - In thousands of reais
	2003	2002
Restricted deposits - Brazilian Central Bank (compulsory deposits)	352,322	57,733
Restricted deposits - National Housing System	8,349	2,822
Total	360,671	60,555
13)  Credit Operations

The  information  relating to credit  operations  including  advances on foreign exchange  contracts,  leasing  operations and other  receivables is presented as follows:

a) Credit operations by type and maturity
b) Credit operations by type and risk level
c) Concentration of credit operations
d) Credit operations by activity sector
e) Composition of credit operations and allowance for loan losses
f) Movement of the allowance for loan losses
g) Recovery and renegotiation of credit operations
h) Income on credit operations

a)   Credit operations by type and maturity

	At March 31 - In thousands of reais
	Normal Course
	Up to 30	From 31 to 60	From 61 to 90	From 91 to 180	From 181 to 360	More than	Total in	%	Total in	%
	days	days	days	days	days	360 days	2003(A)		2002(A)
Discount of trade receivables and other loans	7,434,117	3,210,945	2,200,607	2,651,066	2,612,238	2,656,939	20,765,912	41.7	20,017,719	41.9
Financings	1,282,268	953,487	804,772	1,930,432	2,447,916	6,045,357	13,464,232	27.0	14,427,777	30.1
Rural and agribusiness loans	149,175	156,848	178,196	442,289	534,09	2,391,209	3,851,807	7.8	2,872,515	6.0
Subtotal	8,865,560	4,321,280	3,183,575	5,023,787	5,594,244	11,093,505	38,081,951	76.5	37,318,011	78.0
Leasing operations	99,036	76,449	70,967	202,595	371,08	490,148	1,310,275	2.6	1,582,293	3.3
Advances on foreign exchange contracts (1)	1,659,358	1,105,976	881,184	1,342,040	644,103	-	5,632,661	11.3	5,377,698	11.2
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	116,14	0.2
Subtotal	10,623,954	5,503,705	4,135,726	6,568,422	6,609,427	11,583,653	45,024,887	90.4	44,394,142	92.7
Other receivables (2)	161,611	56,469	65,605	47,679	47,752	170,086	549,202	1.1	481,854	1.0
Total credit operations	10,785,565	5,560,174	4,201,331	6,616,101	6,657,179	11,753,739	45,574,089	91.5	44,875,996	93.7
Sureties and guarantees (3)	587,340	122,253	268,396	453,104	735,383	2,081,929	4,248,405	8.5	3,017,885	6.3
Total in 2003	11,372,905	5,682,427	4,469,727	7,069,205	7,392,562	13,835,668	49,822,494	100.0
Total in 2002	11,492,411	5,693,015	4,287,494	6,950,701	6,840,896	12,629,364			47,893,881	100.0

At March 31 - In thousands of reais
Abnormal Course
Past Due Installments
	Up to	From 31 to	From 61 to	From 91 to	From 180 to	Total in	%	Total in;	%
	30 days	60 days	90 days	180 days	720 days	2003 (B)		2002 (B)
Discount of trade	206,985	228,267	189,313	315,888	389,572	1,330,025	71.7	1,600,356	75.4
receivables and
other loans
Financings	78,392	54,309	26,611	45,310	52,391	257,013	13.8	326,241	15.4
Rural and agribusiness loans	5,018	1,735	1,654	9,956	19,270	37,633	2.0	53,462	2.5
Subtotal	290,395	284,311	217,578	371,154	461,233	1,624,671	87.5	1,980,059	93.3
Leasing operations	8,239	6,570	3,657	6,932	7,193	32,591	1.8	45,220	2.1
Advances on foreign
exchange contracts (1)	27,943	32,622	17,408	13,265	8,962	100,200	5.4	60,996	2.9
Advances in foreign
currency granted (1)	-	-	-	-	-	-	-	-	-
Subtotal	326,577	323,503	238,643	391,351	477,388	1,757,462	94.7	2,086,275	98.3
Other receivables (2)	1,803	2,014	1,257	5,103	29,442	39,619	2.1	17,723	0.8
Total credit operations	328,380	325,517	239,900	396,454	506,830	1,797,081	96.8	2,103,998	99.1
Sureties and guarantees (3)	13,798	2,900	11,355	13,945	18,005	60,003	3.2	18,857	0.9
Total in 2003	342,178	328,417	251,255	410,399	524,835	1,857,084	100.0
Total in 2002	406,549	334,640	340,152	468,205	573,309			2,122,855	100.0

											At March 31 - In thousands of reais
	Abnormal Course
	Installments Falling Due										Total
	Up to	From 31	From 61	From 91	From 181	More than	Total	%	Total	%	In 2003%		In 2002%
	30 days	to 60 days	to 90 days	to 180 days	to 360 days	360 days	In 2003(C)		In 2002(C)		(A+B+C)		(A+B+C)
Discount of trade receivables
and other loans	125,963	85,083	67,214	177,239	224,526	343,317	1,023,342	44.8	1,057,996	41.2	23,119,279	42.9	22,676,071	43.1
Financings	90,642	67,196	63,664	167,877	260,696	491,03	1,141,105	50.0	1,272,559	49.6	14,862,350	27.5	16,026,577	30.5
Rural and agribusiness loans	158	363	325	988	1,102	6,111	9,047	0.4	22,258	0.9	3,898,487	7.2	2,948,235	5.6
Subtotal	216,763	152,642	131,203	346,104	486,324	840,458	2,173,494	95.2	2,352,813	91.7	41,880,116	77.6	41,650,883	79.2
Leasing operations	8,230	6,579	6,213	16,740	25,313	35,541	98,616	4.3	164,833	6.4	1,441,482	2.7	1,792,346	3.4
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	5,732,861	10.6	5,438,694	10.3
Advances in foreign currency granted (1)	-	-	-	-	-	-	-	-	-	-	-	-	116,14	0.2
Subtotal	224,993	159,221	137,416	362,844	511,637	875,999	2,272,110	99.5	2,517,646	98.1	49,054,459	90.9	48,998,063	93.1
Other receivables (2)	607	2,218	652	2,603	3,018	2,276	11,374	0.5	48,628	1.9	600,195	1.1	548,205	1.0
Total credit operations	225,600	161,439	138,068	365,447	514,655	878,275	2,283,484	100.0	2,566,274	100.0	49,654,654	92.0	49,546,268	94.1
Sureties and guarantees (3)	-	-	-	-	-	-	-	-	-	-	4,308,408	8.0	3,036,742	5.9
Total in 2003	225,600	161,439	138,068	365,447	514,655	878,275	2,283,484	100.0			53,963,062	100.0
Total in 2002	206,432	176,480	152,576	407,255	598,128	1,025,403			2,566,274	100.0			52,583,010	100.0
(1)  Advances on foreign  exchange  contracts  and advances in foreign  currency granted are recorded as a reduction of other liabilities.
(2)  Other receivables comprise  receivables on guarantees honored,  receivables on purchase of assets, credit instruments receivable;  income receivable on foreign exchange contracts and receivables arising from export contracts.
(3)  Recorded in memorandum accounts.

b)   Credit operations by type and risk level

At March 31 - In thousands of reais
	Risk Levels									Total in		Total in
CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	2003	%	2002	%
Discount of trade receivables and other loans	5,933,855	9,107,564	1,511,794	3,665,086	718,051	240,556	358,015	189,734	1,394,624	23,119,279	46.6	22,676,071	45.8
Financings	3,962,957	6,268,950	1,256,940	2,489,953	302,186	76,271	132,079	53,057	319,957	14,862,350	29.9	16,026,577	32.3
Rural and agribusiness loans	328,632	792,699	238,947	2,147,346	151,961	44,667	16,431	120,515	57,289	3,898,487	7.9	2,948,235	6.0
Subtotal	10,225,444	16,169,213	3,007,681	8,302,385	1,172,198	361,494	506,525	363,306	1,771,870	41,880,116	84.4	41,650,883	84.1
Leasing operations	42,562	496,468	212,038	511,435	34,481	6,073	62,407	10,995	65,023	1,441,482	2.9	1,792,346	3.6
Advances on foreign exchange contracts	3,943,179	780,963	544,036	286,114	152,325	2,027	180	9,659	14,378	5,732,861	11.5	5,438,694	11.0
Advances in foreign currency granted	-	-	-	-	-	-	-	-	-	-	-	116,14	0.2
Subtotal	14,211,185	17,446,644	3,763,755	9,099,934	1,359,004	369,594	569,112	383,960	1,851,271	49,054,459	98.8	48,998,063	98.9
Other receivables	235,079	121,545	77,779	106,146	11,439	2,588	2,622	2,527	40,470	600,195	1.2	548,205	1.1
Total credit operations in 2003	14,446,264	17,568,189	3,841,534	9,206,080	1,370,443	372,182	571,734	386,487	1,891,741	49,654,654	100.0
%	29.1	35.4	7.7	18.5	2.8	0.7	1.2	0.8	3.8	100.0
Total credit operations in 2002	15,397,181	17,480,467	4,159,857	7,657,663	1,365,895	535,648	396,108	566,633	1,986,816			49,546,268	100.0
%	31.1	35.2	8.4	15.5	2.8	1.1	0.8	1.1	4.0			100.0
c)   Concentration of credit operations

At March 31 - In thousands of reais
	2003	2002
Largest borrower	799,776	799,459
Percentage of total credit operation portfolio	1.6%	1.6%
10 largest borrowers	4,408,545	4,303,689
Percentage of total credit operation portfolio	8.9%	8.7%
20 largest borrowers	6,959,243	6,732,952
Percentage of total credit operation portfolio	14.0%	13.6%
50 largest borrowers	12,051,958	10,888,347
Percentage of total credit operation portfolio	24.3%	22.0%
100 largest borrowers	16,051,816	14,084,632
Percentage of total credit operation portfolio	32.3%	28.4%
d)   Total portfolio composition by activity sector

At March 31 - In thousands of reais
	2003	%	2002	%
Public Sector	244,753	0.5	202,111	0.4
Federal Government	244,517	0.5	201,899	0.4
Petrochemical	244,517	0.5	201,899	0.4
Municipal Government	236	-	212	-
Direct administration	236	-	212	-
Private Sector	49,409,901	99.5	49,344,157	99.6
Manufacturing	15,754,525	31.6	15,466,961	31.2
Steel, Metallurgical and Mechanical	3,550,944	7.2	3,423,304	6.9
Food and Beverage	3,396,909	6.8	3,108,118	6.3
Chemical	1,561,523	3.1	1,897,737	3.8
Paper and pulp	1,122,275	2.3	859,045	1.7
Textiles and clothing	767,019	1.5	620,665	1.3
Light and heavy vehicles	701,927	1.4	711,633	1.4
Publishing, printing and reproduction	666,210	1.3	614,233	1.2
Rubber and plastic articles	630,094	1.3	476,204	1.0
Automotive parts and accessories	549,908	1.1	261,281	0.5
Furniture and wood products	475,152	1.0	382,179	0.8
Electro-electronics	466,943	0.9	633,153	1.3
Leather articles	314,001	0.6	216,953	0.4
Oil refining and production of alcohol	305,802	0.6	286,640	0.6
Non-metallic materials	234,988	0.5	501,250	1.0
Extraction of metallic and non-metallic ores	215,142	0.4	898,443	1.8
Other industries	795,688	1.6	576,123	1.2
Commerce	7,914,014	16.0	7,491,335	15.1
Speciality store products	1,406,029	2.8	1,476,555	3.0
General merchandise wholesalers	937,099	1.9	401,308	0.8
Food, beverages and tobacco products	922,124	1.9	804,917	1.6
Waste material and scrap	562,024	1.1	159,514	0.3
Vehicles	529,194	1.1	426,274	0.9
Commercial intermediary	524,033	1.1	169,514	0.3
Non-specialized retailers	374,390	0.8	368,226	0.7
Clothing and footwear	363,183	0.7	255,235	0.5
Articles for personal use and for use in the home	312,524	0.6	216,121	0.4
Repairs, parts and accessories for vehicles	252,995	0.5	200,016	0.4
Fuel	249,118	0.5	190,043	0.4
Agricultural products	215,405	0.4	160,138	0.3
Other commerce	1,265,896	2.6	2,663,474	5.5
Financial Intermediation	758,167	1.5	808,235	1.6
Services	10,730,969	21.7	10,417,756	21.1
Telecommunications	2,418,757	4.8	2,202,957	4.4
Transport and storage	1,731,386	3.5	1,558,557	3.2
Civil construction	1,502,479	3.0	1,602,682	3.2
Real estate activities, rents and corporate services	1,419,287	2.9	1,026,812	2.2
Production and distribution of electric power, gas and water	946,043	1.9	760,712	1.5
Social services, education, health, defense and social
security	535,195	1.1	404,906	0.8
Holdings, legal, accounting and business advisory services	485,209	1.0	565,210	1.1
Clubs, leisure, cultural and sports activities	409,816	0.8	303,586	0.6
Hotel and catering	235,185	0.5	226,876	0.5
Other services	1,047,612	2.2	1,765,458	3.6
Agriculture, livestock raising, fishing, forest development
and management	830,517	1.7	885,739	1.8
Individuals	13,421,709	27.0	14,274,131	28.8
Total	49,654,654	100.0	49,546,268	100.0
e)   Composition  of the credit  operation  portfolio and the allowance for loan losses

At March 31 - In thousands of reais
Portfolio Balance
Risk	Abnormal Course
Level	Past Due	Falling Due	Total Abnormal Course	Normal Course	Total	%	Accumulated % - 2003	Accumulated % - 2002
AA	-	-	-	14,446,264	14,446,264	29.1	29.1	31.1
A	-	-	-	17,568,189	17,568,189	35.4	64.5	66.3
B	97,145	402,024	499,169	3,342,365	3,841,534	7.7	72.2	74.7
C	234,085	605,208	839,293	8,366,787	9,206,080	18.5	90.7	90.2
Subtotal	331,230	1,007,232	1,338,462	43,723,605	45,062,067	90.7
D	188,994	287,181	476,175	894,268	1,370,443	2.8	93.5	93.0
E	118,586	133,605	252,191	119,991	372,182	0.7	94.2	94.1
F	174,404	141,548	315,952	255,782	571,734	1.2	95.4	94.9
G	116,146	103,064	219,210	167,277	386,487	0.8	96.2	96.0
H	867,721	610,854	1,478,575	413,166	1,891,741	3.8	100.0	100.0
Subtotal	1,465,851	1,276,252	2,742,103	1,850,484	4,592,587	9.3
Total in 2003	1,797,081	2,283,484	4,080,565	45,574,089	49,654,654	100,0
%	3.6	4.6	8.2	91.8	100.0
Total in 2002	2,103,998	2,566,274	4,670,272	44,875,996	44,546,268
%	4.2	5.2	9.4	90.6	100.0

Minimum Requirement							Additional	Exisiting	% (1) 2003	% (1) 2002
Risk	% Minimum	Specific			Generic	Total
Level	Required Provision	Past Due	Falling Due	Total Specif
AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	87,800	87,800	41,859	129,659	0.7	0.5
B	1.0	971	4,020	4,991	33,620	38,611	10,743	49,354	1.3	1.0
C	3.0	7,022	18,156	25,178	250,997	276,175	275,604	551,779	6.0	3.2
Subtotal		7,993	22,176	30,169	372,417	402,586	328,206	730,792	1.6	0.8
D	10.0	18,899	28,718	47,617	89,425	137,042	235,304	372,346	27.2	17.4
E	30.0	35,575	40,081	75,656	35,997	111,653	59,485	171,138	46.0	35.2
F	50.0	87,202	70,774	157,976	127,891	285,867	100,057	385,924	67.5	55.2
G	70.0	81,302	72,144	153,446	117,093	270,539	79,537	350,076	90.6	83.6
H	100.0	867,721	610,854	1,478,575	413,166	1,891,741	-	1,891,741	100.0	100.0
Subtotal		1,090,699	822,571	1,913,270	783,572	2,696,842	474,383	3,171,225	69.1	64.0
Total in 2003		1,098,692	844,747	1,943,439	1,155,989	3,099,428	802,589	3,902,017	7.9
%		28.2	21.6	49.8	29.6	79.4	20.6	100.0
Total in 2002		1,257,262	855,808	2,113,070	1,124,461	3,237,531	242,843	3,480,374		7.0
%		36.1	24.6	60.7	32.3	93.0	7.0	100.00
(1)  Existing provision in relation to portfolio, by risk level.

f)   Movement of allowance for loan losses

In thousands of reais
At December 31, 2001	2,941,297
Amount recorded	632,679
Amount written off	(423,408)
Balance derived from acquired institutions (1)	329,806
Balance at March 31, 2002	3,480,374
Specific provision (2)	2,113,070
Generic provision (3)	1,124,461
Additional provision (4)	242,843
Specific provision (2)	1.943,451
Generic provision (3)	1.217,036
Additional provision (4)	504,604
Balance at December 31, 2002	3,665,091
Amount recorded	808,469
Amount written off	(571,543)
At March 31, 2003	3,902,017
Specific provision (2)	1,943,439
Generic provision (3)	1,155,989
Additional provision (4)	802,589
(1)  Including  Banco Mercantil de São Paulo S.A. - R$ 323,110  thousand;  Banco
     BEA S.A. - R$ 6,696 thousand.
(2)  For operations with installments overdue by more than 14 days.
(3)  Recorded based on the  customer/transaction  classification and accordingly not included in the preceding item.
(4)  The additional  provision is recorded based on management's  experience and expected  collection  of the  credit  portfolio,  to  determine  the  total allowance deemed  sufficient to cover specific and general portfolio risks, as well as the  provision  calculated  based on risk level  ratings and the corresponding minimum provision requirements  established by CMN Resolution
     2682.  The  additional  provision  per customer was  classified  (Note 13e)
     according to the corresponding risk levels.
g)   Recovery and renegotiation of credit operations:

Expense for provision for loan losses net of recoveries of written-off credits

		At March 31 - In thousands of reais
	2003	2002
Amount recorded for the quarter	808,469	632,679
Amount recovered (*)	112,309	87,626
Expense net of recoveries	696,160	545,053
(*)  These recoveries are classified in income on credit operations.

The total renegotiated operations for the period/quarter are presented below:

		At March 31 - In thousands of reais
	2003	2002
Amount renegotiated	320,839	487,199
Amount received and written off	(399,557)	(457,031)
Total net renegotiations for the quarter	(78,718)	30,168
h)       Income on credit operations

		At March 31 - In thousands of reais
	2003	2002
Discount of trade receivables and other loans	1,945,131	1,676,731
Financings	855,639	793,505
Rural and agribusiness loans	156,452	51,171
Subtotal	2,957,222	2,521,407
Recovery of credits written off as loss	112,309	87,626
Allocation of exchange variation of foreign branches	(115,265)	(173,211)
Subtotal	2,954,266	2,435,822
Leasing	74,184	87,295
Total	3,028,450	2,523,117
14)  Other Receivables

a)   Foreign exchange portfolio

Balance sheet accounts

		At March 31 - In thousands of reais
	2003	2002
Assets - other receivables
Exchange purchases pending settlement	8,659,875	7,308,589
Foreign exchange acceptances and term documents in foreign currencies	42,439	36,153
Exchange sale receivables	3,704,037	2.273,907
Less - Advances in local currency received	(192,527)	(193,047)
Less - Advances in foreign currency received	(214,760)	-
Income receivable on advances granted	127,505	95,857
Total	12,126,569	9,521,459
Liabilities - Other liabilities
Exchange sales pending settlement	3,638,452	2,257,450
Exchange purchase payables	8,644,396	7,508,488
Less - Advances on foreign exchange contracts	(5,732,861)	(5,438,694)
Less - Advances in foreign currency granted	-	(116,140)
Other	8,020	4,346
Total	6,558,007	4,215,450
Net exchange portfolio	5,568,562	5,306,009
Memorandum accounts
Open import credits	118,412	84,371
Foreign exchange transactions

The  composition of Foreign  Exchange  Transactions  and certain  adjustments to ensure a more  appropriate  presentation of the effective  results are presented below showing the net overall result of this segment:

		At March 31 - In thousands of reais
	2003	2002
Income on exchange transactions	2,945,456	834,946
Expenses for exchange transactions.	(2,845,958)	(525,858)
Foreign Exchange Transactions	99,498	309,088
Adjustments:
- Income on export financing (1)	4,430	1,526
- Income on foreign currency financing (1)	16,354	61,690
- Income on foreign investments (2)	2,839	5,441
- Expenses for foreign securities (3)	(2,380)	(1,703)
- Expenses for payables to foreign bankers (4)	(48,851)	(317,518)
Total adjustments	(27,608)	(250,564)
Adjusted foreign exchange transactions	71,890	58,524
(1)  Income on export  financing and foreign  currency  financing  classified as income on credit operations.
(2)  Income  on  foreign   investments   classified   as  income  on  securities
     transactions.
(3)  Expenses for foreign  securities,  classified  as expenses for interest and charges on deposits.
(4)  Expenses for payables to foreign  bankers  relating to funds for  financing advances on foreign exchange contracts and import financing,  classified as expenses for borrowings and onlendings.

b)   Sundry

		At March 31 - In thousands of reais
	2003	2002
Deposits in guarantee	1,359,807	1,302,190
Deferred tax assets (Note 36c)	5,387,139	4,540,088
Sundry receivables	1,037,486	906,761
Payments to be reimbursed	278,365	384,076
Credit instruments receivable	282,193	362,244
Prepaid taxes	791,023	851,467
Receivables on purchase of assets	373,503	232,290
Other	77,278	40,385
Total	9,586,794	8,619,501
15)  Other Assets

a)   Non-operating assets/other

			At March 31 - In thousands of reais
	Cost	Provision	Residual	Residual
		for loss	value 2003	value 2002
Property	425,804	(175,421)	250,383	247,228
Vehicles and similar	68,265	(43,674)	24,591	43,360
Machinery and equipment	15,052	(5,570)	9,482	6,997
Goods subject to special conditions	24,619	(21,848)	2,771	1,768
Inventories/stores	86,166	-	86,166	89,230
Other	73,641	(3,612)	70,029	25,922
Total in 2003	693,547	(250,125)	443,422
Total in 2002	641,572	(227,067)		414,505
b)   Prepaid expenses

These comprise mainly expenses for insurance,  prepaid financial expenses,  auto sales  commission and expenses for the contract to provide  banking  services at
Post Office  network  branches,  which are  amortized on a  straight-line  basis according to the contract terms.

16)  Investments

a) We present below the movement of investments  in foreign  branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

				In thousands of reais
	Balance at	Exchange	Equity	Balance
Investments in foreign branches andsubsidiaries	December 31, 2002	variation	accounting	at March 31, 2003
Bradesco - New York	483,437	(24,656)	3,277	462,058
Bradesco - Grand Cayman	1,201,263	(62,287)	22,146	1,161,122
Bradesco Securities, Inc.	3,432	(175)	(521)	2,736
BCN - Grand Cayman	447,864	(22,841)	10,536	435,559
Cidade Capital Markets Limited	104,166	(5,313)	386	99,239
Boavista (Nassau, Grand Cayman and Banking)	155,860	(7,949)	15,071	162,982
Banco Bradesco Argentina S.A	57,058	5,576	(8,166)	54,468
Bradesco Argentina de Seguros S.A.	12,974	946	1,921	15,841
Mercantil - Grand Cayman	502,447	(26,445)	3,870	479,872
Banco Mercantil de São Paulo International S.A.	335,919	(15,076)	5,800	326,643
Bradesco International Health Service, Inc.	966	(49)	(157)	760
Banco Bradesco Luxembourg S.A.	134,848	(6,877)	1,111	129,082
Subtotal	3,440,234	(165,146)	55,274	3,330,362
Provision for exchange variation (Note 23)	(504,160)	165,857	-	(338,303)
Total	2,936,074	711	55,274	2,992,059
b)   Composition of investments in the consolidated financial statements:

		At March 31 - In thousands of reais
Associated Companies (total percentage ownership)	2003	2002
o IRB - Brasil Resseguros S.A. - (21.07%)	235,584	165,142
o CP Cimento e Participações S.A. - (12.48%)	48,578	48,578
o Marlim Participações S.A. - (11.84%)	23,803	27,771
o NovaMarlim Participações S.A. - (17.17%)	22,100	22,100
o American Bank Note Ltda.- (22.50%) (1)	16,449	16,449
o BES Investimentos do Brasil S.A. - BI (19.99%) (2)	15,469	-
o Tigre S.A. - Tubos e Conexões - (3)	-	97,556
o Other associated companies	17,414	69,144
Total in associated companies	379,397	446,740
o Other investments (4)	154,080	514,868
o Fiscal incentives	290,727	282,118
o Provision for:
- Fiscal incentives	(243,158)	(228,530)
- Other investments	(98,165)	(109,469)
Total consolidated investments	482,881	905,727
(1)  Previously named American Bank Note Company Gráfica e Serviços Ltda.
(2)  No longer  proportionally  consolidated as from the second six-month period of 2002
(3)  Investment transferred to current assets in December 2002
(4)  Reclassification of shares and investments to securities available for sale

c) Equity  accounting  was  recorded in income  under  Equity in the earnings of subsidiary and associated  companies and totals  R$ (4,725)  thousand (March 31,
2002 - R$ 2,240 thousand) and is presented as follows:

Company									In thousands of reais
	Capital	Adjusted	Number of shares/quotas			Percentage	Adjusted	Book	Equity accounting
		net	held (in thousands)			ownership	net	value	adjustment(18)
		equity					income	(Unconsolidated)
							(loss)	March 31,	March 31,	March 31,
			O.N.	P.N.	Quotas			2003	2003	2002
I - CONSOLIDATED
SUBSIDIARIES
A) Financial area									(94,294)	224,851
BCN and subsidiaries	770,000	1,736,506	6	-	-	100.000%	209,724	1,895,127	180,301	71,233
Banco BCN S.A.(1)(2)									(72,021)	(11,488)
Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda. (2) (3)									1,751	-
Banco das Nações S.A. (4)									-	2,536
Banco de Crédito Real de Minas Gerais S.A. (2)									77,530	49,495
Banco Finasa S.A. (2) (5)									27,036	11,165
BCN Cons., Adm. De Bens, Serv. E Publ. Ltda. (2)									(1,125)	1,237
Boavista S.A. Arrendamento Mercantil (2)									6,479	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil(2)(6)									17,574	14,748
Finasa Promotora de Vendas Ltda. (2) (7)									(486)	228
Potenza Leasing S.A. Arrendamento Mercantil (2) (3) (8)									149,424	-
Foreign branches - Exchange gains (loss) (2)									(28,154)	344
Other subsidiaries									2,293	2,968
Banco Mercantil and subsidiaries	881,053	947,221	6,033,874	-	-	100.000%	25,263	1,034,867	(15,676)	-
Banco Mercantil de São Paulo S.A. (1) (2) (3)									12,375	-
Banco Finasa de Investimento S.A. (2) (3)									3,668	-
Banco Mercantil de São Paulo International S.A. (2) (3)									5,800	-
Finasa Leasing Arrendamento Mercantil S.A. (2) (3)									3,733	-
Foreign branches - Exchange gains (loss) (2)									(41,521);	-
Other subsidiaries									269	-
Other financial companies									(258,919)	153,618
Banco Baneb S.A. (1) (2)	1,475,000	1,635,798	50,992,126	77,363,712	-	99.970%	72,058	1,713,816	56,456	33,276
Banco BEA S.A. (2) (3) (9)									20,478	5,051
Banco Boavista Interatlântico S.A. and subsidiaries (1) (2)	4,402,000	4,888,056	1,649,136	-	-	100.000%	207,487	5,230,289	209,074	110,268
Banco Bradesco Argentina S.A. (1) (2)	74,855	54,469	29,999	-	-	99.999%	(8,166)	54,468	(8,166)	19,905
Banco Bradesco Luxembourg S.A. (1) (2) (3)	95,060	129,083	28	-	-	99.999%	1,111	130,957	1,111	-
Boavista S.A. D.T.V.M. (2) (10) (11)									(471,845)	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil (1) (2) (6)	560,698	814,953	190	-	-	44,410%	25,990	413,837	8,408	-
Bradesco Leasing S.A. Arrendamento Mercantil (12)									3,612	12,445
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	37,000	89,743	375,999	-	-	99.999%	3,575	89,742	3,575	3,335
Bradesco Securities, Inc. (1) (2)	6,706	2,736	1	-	-	100.000%	(521)	2,736	(521)	(291)
Bram - Bradesco Asset Management Ltda. and subsidiary (1) (2)	51,911	53,460	-	-	51,911	99.999%	(784)	53,459	(784)	4,877
Cia. Brasileira de Meios de Pagamento - VISANET (13)									16,051	9,944
Foreign branches/subsidiaries - Exchange gains (loss) (2)									(96,368)	(45,192)
B) Insurance and Pension Plan area	1,300,000	2,620,560	625	-	-	99.660%	154,689	2,611,650	155,388	173,606
Bradesco Seguros S.A. (1) (2)									(7,452)	(3,230)
ABS -Empreendimentos Imobiliários, Participações e Serviços S.A. (2)									2,702	9,683
Atlântica Capitalização S.A. (2)									281	172
Bradesco Argentina de Seguros S.A. (2)									1,921	18,198
Bradesco Capitalização S.A. (2)									35,985	31,829
Bradesco Saúde S.A. (2)									23,731	27,497
Bradesco Vida e Previdência S.A. (2)									98,131	107,470
Finasa Seguradora S.A. (2) (3)									5,387	-
União Novo Hamburgo Seguros S.A. (2)									(6,687)	884
Foreign subsidiaries - Exchange gains (loss) (2)									897	(19,988)
Other subsidiaries									492	1,091
C) Other activities									15,400	6,963
União de Comércio e Participações Ltda. (1) (2)	240,876	372,478	-	-	2,408	99.999%	30,550	372,474	(6,341)	(10,023)
Átria Participações S.A. (2)									1,679	1,744
BUS Holding S.A. (14)									-	6,267
Latasa S.A. (13)									25,815	14,335
Nova Paiol Participações S.A. (2)									(1,988)	1,750
Other subsidiaries									(3,765)	(7,110)
Total consolidated subsidiaries									76,494	405,420

II - Unconsolidated
Bes Investimento do Brasil S.A. - Banco de Investimento (13)									1,716	-
IRB-Brasil Resseguros S.A. (13)									(1,253)	2,081
Tigre S.A. - Tubos e Conexões (15)									-	1,176
UGB Participações S.A. (16)									(4,626)	(812)
Other associated companies								59,532	(562)	(205)
Total unconsolidated									(4,725)	2,240
Subtotal								13,662,954	71,769	407,660
Provision for exchange variation (17)									165,857	-
Total								13,662,954	237,626	407,660

(1)  Direct subsidiary
(2)  Information at March 31, 2003
(3)  Acquired in the first half of 2002
(4)  Merged into Banco BCN S.A. in July 2002
(5)  Previously named Continental Banco S.A.
(6)  Previously named BCN Leasing Arrendamento Mercantil S.A .
(7)  Previously named Continental Promotora de Vendas Ltda.
(8)  Previously named Ford Leasing S.A. - Arrendamento Mercantil acquired in the second half of 2002
(9)  Became a subsidiary of Banco Baneb S.A. in March 2003 and will be merged in
     April 2003
(10) Merged into Banco Mercantil de São Paulo S.A. on February 28, 2003
(11) Including extraordinary  amortization of goodwill in Mercantil net of taxes
     (Note 32)
(12) Merged into  Bradesco BCN Leasing S.A.  Arrendamento  Mercantil in February
     2003
(13) Information at February 28, 2003
(14) Sold in November 2002
(15) Investment transferred to current assets in December 2002
(16) Information at January 31, 2003
(17) The  provision  for exchange  variation  was recorded in the  corresponding subsidiaries with investments abroad
(18) Equity accounting  considers results determined by the companies subsequent to acquisition and includes equity  variations in the investees not derived from  results,  as well as  adjustments  arising from the  equalization  of accounting principles, where applicable.

17)  Property and Equipment in Use and Leased Assets

These  are  stated  at  cost  plus  restatements   through  December  31,  1995.
Depreciation  is  calculated on the  straight-line  method at annual rates which take into  consideration  the economic  useful  lives of the assets.  We present below the composition of property and equipment in use and leased assets:

					At March 31 - In thousands of reais
				Residual	Residual
	Rate	Cost	Depreciation	Value 2003	Value 2002
Land and buildings in use:
- Buildings	4%	1,159,795	(594,335)	565,460	664,005
- Land	-	560,843	-	560,843	701,723
Installations, furniture and equipment
in use	10%	2,023,574	(1,122,189)	901,385	918,516
Security and communications systems	10%	115,526	(70,404)	45,122	83,631
Data processing systems	20% to 50%	1,298,678	(945,269)	353,409	212,357
Transport systems	20%	25,680	(9,791)	15,889	7,611
Other	-	65,342	-	65,342	58,693
Subtotal	-	5,249,438	(2,741,988)	2,507,450	2,646,536
Leased assets	-	50,895	(19,960)	30,935	42,709
Total in 2003	-	5,300,333	(2,761,948)	2,538,385
Total in 2002	-	5,252,701	(2,563,456)		2,689,245
Land and  buildings in use of the Bradesco  Organization  present an  unrecorded increment  of  R$ 897,027  thousand,  based on  appraisal  reports  prepared  by independent experts in 2002.

The permanent assets to  stockholders´  equity ratio in relation to consolidated reference equity is 31.24% on a consolidated  basis and 42.49% on a consolidated financial basis, within the maximum 50% limit.

18)  Deferred Charges

a)   Goodwill

Goodwill  on the  acquisition  of  investments,  based on future  profitability, mainly  results from goodwill on the  acquisition  of BCN - R$ 158,621  thousand
(March 31, 2002 - R$ 192,612  thousand);  Credireal - R$ 58,017  thousand (March
31, 2002 - R$ 70,449  thousand);  Baneb - R$ 78,509  thousand  (March 31, 2002 -
R$ 91,070 thousand); Boavista - R$ 342,233 thousand (March 31, 2002 - R$ 387,362 thousand);  BEA - R$ 64,954  thousand  (March 31,  2002 -  R$ 64,807  thousand);
Mercantil - R$ 87,646 thousand (March 31, 2002 - R$ 736,808 thousand); and Banco
Cidade -  R$ 162,353  thousand;  and  Bradesco  BCN  Leasing  S.A.  Arrendamento
Mercantil  in the  amount of  R$ 51,916  thousand  (March 31,  2002 -  R$ 59,117 thousand).  Amortization of goodwill for the quarter totaled R$ 738,063 thousand
(March 31, 2002 - R$ 37,526  thousand),  of which R$ 680,759  thousand comprises extraordinary  amortization  of  goodwill in Banco  Mercantil  de São Paulo S.A.
(Note 32).  Remaining goodwill will be amortized over a period varying from 4 to
9 years.  No deferred tax assets  which had not yet  acquired tax  deductibility rights were recorded on accumulated amortization.

b)   Other deferred charges

We present below the composition of other deferred charges

				At March 31 - In thousands of reais
			Residual	Residual
			Value	value
	Cost	Amortization	2003	2002
Systems development	867,619	(465,492)	402,127	357,019
Other deferred charges	288,714	(130,416)	158,298	77,431
Total in 2003	1,156,333	(595,908)	560,425
Total in 2002	934,195	(499,745)		434,450
19) Deposits,  Deposits received under Security Repurchase  Agreements and Funds from Issuance of Securities

a) Deposits and deposits received under security repurchase agreements

	At March 31 - In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total in 2003	Total in 2002
o Demand deposits (1)	10,964,086	-	-	-	-	-	-	10,964,086	8,126,132
o Savings deposits (1)	20,236,140	-	-	-	-	-	-	20,236,140	18,336,706
Interbank deposits	31,075	237	148	3,477	5,158	60	-	40,155	85,998
Time deposits	3,403,826	866,061	965,520	1,313,609	3,404,548	13,453,912	223,345	23,630,821	19,385,373
Deposits received under security
repurchase agreements	13,863,771	2,051	-	-	11,722	464,899	-	14,342,443	13,215,854
Total in 2003	48,498,898	868,349	965,668	1,317,086	3,421,428	13,918,871	223,345	69,213,645
Total in 2002	41,458,712	1,175,840	1,018,364	3,077,286	6,479,545	5,798,484	141,832		59,150,063
(1)  Demand  and  savings  deposits  are  classified  as up to 30 days,  without considering the average historical turnover.

b)   Funds from acceptance and issuance of securities

	At March 31 - In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total in 2003	Total in 2002
Securities - Local
o Exchange acceptances	78	-	-	-	-	-	-	78	73,418
o Mortgage notes	45,001	4,821	47,112	103,904	162,066	142,011	-	504,915	828,843
o Debentures	62,347	-	-	10,768	17,96	1,205	-	92,28	140,037
Subtotal	107,426	4,821	47,112	114,672	180,026	143,216	-	597,273	1,042,298
Securities - Foreign: (1)
o Commercial Paper	-	506,585	-	26	-	22,352	-	528,963	604,496
o Eurobonds	34,936	-	523,206	251,322	1,843,765	-	-	2,653,229	1,876,690
o Euronotes	33,994	-	-	268,184	201,138	-	-	503,316	35,707
o Fixed Rate Euro Notes	102	125	2,592	2,646	-	217,747	-	223,212	498,532
o MTN Program Issues	6,955	-	335,31	-	-	-	-	342,265	452,962
o Promissory Notes..	975	50,296	-	-	33,531	-	-	84,802	-
o Euro CD issued	3,934	-	256	20,02	2,773	2,635	-	29,618	-
Other	331,472
Subtotal	80,896	557,006	861,364	542,198	2,081,207	242,734	-	4,365,405	3,799,859
Total in 2003	188,322	561,827	908,476	656,87	2,261,233	385,95	-	4,962,678
%	3.8	11.3	18.3	13.2	45.6	7.8	-	100.0
Total in 2002	1,151,482	301,465	702,393	579,513	1,360,853	741,062	5,389		4,842,157
%	23.8	6.2	14.5	12.0	28.1	15.3	0.1		100.0

(1)  These consist of funds  obtained from banks abroad and official  institutions from the  issuance of notes in the  international  market  (Eurobonds)  and
     under  National  Monetary  Council  (CMN)  Resolution   2770/2000  for  (i)
     onlending to local customers, repayable monthly through 2006, with interest payable  semiannually at LIBOR or prime rate,  plus a spread,  and (ii) for financing exchange  operations for customers,  through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

c)   Expenses with funding

We present below the composition of expenses with funding

		At March 31 - In thousands of reais
	2003	2002
Savings deposits	525,763	355,075
Time deposits	1,176,665	547,965
Deposits received under security repurchase agreements	1,014,556	546,713
Funds from issuance of securities	1,382	162,681
Allocation of exchange variation of foreign branches	(100,335)	(152,787)
Expenses for price-level restatement of technical reserves	753,813	258,475
Other funding expenses	51,655	59,288
Total	3,423,499	1,777,410
20)  Borrowings and Onlendings

a)   Borrowings:

	At March 31 - In thousands of reais
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	1 to 3 years	More than 3 years	Total in 2003	Total in 2002
Local:
o Official institutions	3,427	-	-	-	-	-	-	3,427	3,055
o Other institutions	95,299	-	9,688	-	-	112,536	-	217,523	202,075
Foreign	3,655,230	902,38	886,639	1,367,994	1,440,135	949,834	5,466	9,207,678	8,470,686
Total in 2003	3,753,956	902,38	896,327	1,367,994	1,440,135	1,062,370	5,466	9,428,628	-
%	39.8	9.6	9.5	14.5	15.3	11.2	0.1	100.00	-
Total in 2002	2,376,964	812,898	880,855	1,768,796	1,989,059	837,89	9,354	-	8,675,816
%	27.3	9.4	10.2	20.4	22.9	9.7	0.1	-	100.0
b)   Onlendings:

	At March 31 - In thousands of reais
	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	1 to 3 years	More than 3 years	Total in 2003	Total in 2002
Local:
o National Treasury	41,334	-	-	-	-	-	-	41,334	-
o National Bank for Economic and Social Development - BNDES	279,874	408,711	60,985	151,292	314,713	1,099,687	943,720	3,258,982	3,096,074
o Federal Savings Bank - CEF	15,956	22	66	1,456	24,898	106,236	313,351	461,985	437,893
o Government Agency for Machinery and Equipment Financing - FINAME	109,607	89,401	100,917	264,200	447,945	1,292,454	684,602	2,989,126	2,434,055
o Other institutions	-	-	-	-	-	-	1,653	1,653	8,547
Foreign:
o For onlending to housing loan borrowers	6,971	26,241	11	171	6,047	7,787	-	47,228	62,211
Total in 2003	453,742	524,375	161,979	417,119	793,603	2,506,164	1,943,326	6,800,308	-
%	6.6	7.7	2.4	6.1	11.7	36.9	28.6	100.00	-
Total in 2002	258,992	194,539	146,810	368,928	725,004	2,194,239	2,150,268	-	6,038,780
%	4.4	3.2	2.4	6.1	12.0	36.3	35.6	-	100.0

c) Expenses for borrowings and onlendings

We present below the composition of expenses for borrowings and onlendings:

		At March 31 - In thousands of reais
	2003	2002
Loans:
- Local	630	1,982
- Foreign	26,908	29,191
Subtotal	27,538	31,173
Local onlendings:
- National Treasury	890	-
- BNDES	69,065	89,271
- CEF	9,521	5,970
- FINAME	71,245	53,513
- Other institutions	-	13
Foreign onlendings:
- Payables to foreign bankers	31,263	265,923
- Other expenses for foreign
onlendings	(13,342)	18,078
Subtotal	168,642	432,768
Allocation of exchange variation of foreign
subsidiaries	(54,825)	(134,472)
Total	141,355	329,469

21) Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization´s legal advisors, the types of lawsuit, similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss is deemed probable.

The Organization´s Management considers that the provision recorded for contingencies is sufficient to cover probable losses generated by the corresponding legal proceedings.

Labor Claims

Labor claims are generated by normal employee turnover matters and mostly comprise claims for unpaid overtime.

From 1992, employee hours are controlled electronically and accordingly claims on an individual basis are no longer significant.

Civil Suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, these claims do not present facts which could cause a significant effect on financial results.

Tax Proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

		At March 31 - In thousands of reais
	2003	2002
Labor claims	691,204	498,361
Civil suits	333,908	271,740
Subtotal (1)	1,025,112	770,101
Tax proceedings (2)	2,667,639	2,422,851
Total	3,692,751	3,192,952

(1) See Note 23
(2) Recorded under “Other Liabilities - Taxes and Social Security Contributions”

22) Subordinated Debt

Subordinated debt has the following characteristics:

At March 31 - In thousands of reais
Paper	Date Issued	Operation	Maturity	Remuneration	Book value	Book value
		Amount			in 2003	in 2002
Subordinated debt	December/2001	353,700	2011	U.S. debt notes + 5.5% p.a.	510,425	353,008
Subordinated
debentures	December/2001	600,000	2008	100.0% of CDI + 0.75% p.a.	629,010	626,637
Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	639,518	529,622
Subordinated debt (1)	April/2002	315,186	2012	rate 4.05% p.a.	467,219	-
Subordinated CDB	July/2002	41,201	2012	100% of CDI + 0.75% p.a.	48,496	-
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI	219,752	-
Subordinated CDB	October/2002	500,000	2012	100% of CDI + 0.87% p.a.	549,795	-
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI	35,732	-
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI	71,202	-
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI	72,560	-
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI	147,700	-
Total		2,859,087			3,391,409	1,509,267

(1) This rate increases to 10.15% p.a. when swap-to-US-dollar cost is included.

23) Other Liabilities - Sundry

		At March 31 - In thousands of reais
	CURRENT AND LONG TERM
	2003	2002
Provision for accrued liabilities	823,424	771,894
Provision for contingent liabilities (civil and labor) (1)	1,025,112	770,101
Sundry creditors	1,405,392	1,355,285
Provision for exchange variation (2)	338,303	-
Acquisition of assets and rights	222,712	352,807
Official operating agreements	121,594	109,202
Other	177,413	180,448
Total	4,113,950	3,539,737
(1)  See Note 21.

(2)  As a result of market volatility,  an additional provision was recorded for market risk fluctuation on permanent  investments  abroad,  based on a U.S.
     dollar rate of R$ 3.00.

24) Insurance Operations, Private Pension Plans and Savings Bonds

a)   Technical reserves

					At March 31 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Technical reserves - Current:
Unearned premiums	877,484	759,579	20,995	17,718	-	-	898,479	777,297
Unsettled claims	316,925	272,876	100,419	62,225	-	-	417,344	335,101
Loss reserve -IBNR	510,518	447,988	118,866	153,096	-	-	629,384	601,084
Mathematical reserve for benefits granted	-	-	197,242	141,361	180,859	2,907	378,101	144,268
Provision for redemptions	-	-	40,716	19,706	-	-	40,716	19,706
Provision for draws and redemptions	-	-	-	-	127,254	115,729	127,254	115,729
Other reserves	20,532	23,670	10,869	13,012	22,698	26,046	54,099	62,728
Subtotal	1,725,459	1,504,113	489,107	407,118	330,811	144,682	2,545,377	2,055,913
Technical reserves:
Reserve for financial/technical excess	-	-	144,620	226,068	-	-	144,620	226,068
Reserve for risk/financial fluctuation	-	-	2,077,119	1,565,847	-	-	2,077,119	1,565,847
Mathematical reserve of benefits to be granted	-	-	13,231,324	8,287,017	1,325,038	1,192,636	14,556,362	9,479,653
Mathematical reserve for benefits granted	-	-	1,698,329	1,179,309	-	-	1,698,329	1,179,309
Other reserves	-	-	28,144	17,267	-	-	28,144	17,267
Subtotal	-	-	17,179,536	11,275,508	1,325,038	1,192,636	18,504,574	12,468,144
Total	1,725,459	1,504,113	17,668,643	11,682,626	1,655,849	1,337,318	21,049,951	14,524,057
b) Guarantee of technical  reserves for  insurance,  private  pension  plans and savings bonds

We present  below the  amounts of the assets and rights  offered as  coverage of technical reserves for insurance, private pension plans and savings bonds:

					At March 31 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Fixed income securities	1,334,221	862,692	17,552,960	11,003,903	1,556,975	1,201,499	20,444,156	13,068,094
Listed company stock	117,438	224,296	796,674	932,141	204,551	238,421	1,118,663	1,394,858
Credit rights	292,395	351,978	-	-	-	-	292,395	351,978
Real estate	65,519	82,823	30,920	37,307	8,156	18,113	104,595	138,243
Total	1,809,573	1,521,789	18,380,554	11,973,351	1,769,682	1,458,033	21,959,809	14,953,173
c) Premiums retained for insurance, private pension plans and savings bonds

We  present  below the  composition  of income on  insurance  premiums,  private pension plan contributions and savings bond certificates.

		At March 31 - In thousands of reais
	2003	2002
Premiums issued	2,181,199	1,300,884
Premiums reimbursed	(32,335)	(33,522)
Coinsurance premiums assigned	(82,704)	(16,762)
Private pension plan contributions	668,844	625,771
Income on savings bond certificates	248,687	192,058
Overall net revenue	2,983,691	2,068,429
Reinsurance premiums assigned	(213,199)	(118,885)
Total	2,770,492	1,949,544
25)  Minority Interest in Subsidiary Companies

		At March 31 - In thousands of reais
	2003	2002
Financial area:
Banco Finasa de InvestimentoSA	7,736	8,659
Bradesco Templeton Asset Management Ltda	3,398	1,351
Banco BEA S A (1)	608	15,576
Banco Mercantil de São Paulo S A (1)	-	148,284
Other minorityinterest	1,085	3,816

Subtotal	12,827	177,686
Insurance and pension plan area:
Indiana de Seguros SA	31,451	27,297
União Novo Hamburgo Seguros SA	11,339	12,919
Bradesco Seguros SA	8,910	7,750
Prudential - Bradesco Seguros S A(2)	-	34,415
Other minorityinterest	2,452	2,747
Subtotal	54,152	85,128
Other activities:
Sete Quedas Empreendimentos Imobiliários e Participações Ltda	40,682	38,702
Baneb Corretora de Seguros S A	1,979	1,861
Pevê Prédios S A(3)	-	26,808
Pevê Finasa Participações e Prédios S A(3)	-	14,223
Other minority interest	3,221	3,182
Subtotal	45,882	84,776
Total	112,861	347,590
(1)  Acquisition of shares of minority stockholders
(2)  Sold in July 2002
(3)  Merged into Banco Mercantil São Paulo S.A. in January 2003.

26)  Stockholders' Equity (Parent Company)

a) Composition of capital stock

Fully  subscribed and paid-up capital  comprises  nominative-registered  shares, with no par value, as follows:

		At March 31
	Total outstanding	Total outstanding
	shares in	shares in
	2003	2002
Common stock.	763,457,868,465	729,140,590,385
Preferred stock	751,990,145,721	708,537,611,452
Total	1,515,448,014,186	1,437,678,201,837
b)   We present below the movement of capital stock

	Total Number of Shares
	Common Stock	Preferred Stock	Total
At March 31, 2002	729,140,590,385	708,537,611,452	1,437,678,201,837
Cancellation of shares for the quarter	(9,797,900,000)	-	(9,797,900,000)
Subscription of shares for the quarter	33,652,745,021	33,147,254,979	66,800,000,000
Allocation of shares to minority
stockholders of Banco Mercantil	10,462,433,059	10,305,279,290	20,767,712,349
At March 31,2003	763,457,868,465	751,990,145,721	1,515,448,014,186
At the  Extraordinary  General  Meeting held on January 10,  2003,  approval was given for the cancellation of 9,797,900,000 common nominative-registered shares, of the  Bank´s  own  capital,  with  no par  value,  held in  treasury,  without decreasing capital,  which were acquired by the Bank by decision of the Board of
Directors at the meetings held on April 1, July 11 and November 26, 2002.

At the Extraordinary  General Meeting held on March 10, 2003, approval was given to increase capital by R$ 399,000 thousand to R$ 5,599,000 thousand, through the capitalization of the balance of the following reserve: “Capital reserve - Share premium” - R$ 7,435  thousand and a portion of the “Revenue  reserve - Statutory reserve” account - R$ 391,565 thousand,  with no new issue of shares pursuant to
Clause One of Article 169 of Law 6404/76.

At the Extraordinary  General Meeting held on March 31, 2003, approval was given to ratify the capital  increase  approved at the  Extraordinary  General Meeting held on January 10, 2003 in the amount of R$ 501,000  thousand from R$ 5,599,000 thousand to R$ 6,100,000  thousand,  through the subscription of  66,800,000,000 new nominative-registered  shares with no par value, of which 33,652,745,021 are common and 33,147,254,979 are preferred shares.

At the Extraordinary  General Meeting held on March 31, 2003, approval was given for a capital increase in the amount of R$ 158,735  thousand,  from R$ 6,100,000 thousand  to R$  6,258,735  thousand  through  the issue of  20,767,712,349  new nominative-registered  shares  with no par value,  of which  10,462,433,059  are common and 10,305,279,290 are preferred shares, in the proportion of 23.94439086
Bradesco shares for each Mercantil share and of which 12.06279162 are common and
11.88159924 are preferred shares, to be attributed to the minority  stockholders of Mercantil, regardless of the type of shares held by them in Mercantil. At the same meeting, approval was given to increase capital by R$ 41,265 thousand to R$
6,300,000  thousand  through  the  capitalization  of a portion  of the  account balance of “Revenue reserve - reserve, with no new issue of shares.

c)   Interest attributed to own capital

Non-voting  preferred shares are entitled to all rights and benefits  attributed to common  shares and in  conformity  with the Bank´s  statutes have priority to repayment  of capital  and 10%  additional  interest  attributed  to own capital and/or dividends, in accordance with the provisions of Item 1, Article 17 of Law
6404/76, as amended by Law 9457/97.

In conformity with the Bank´s  statutes,  stockholders  are entitled to interest attributed  to own  capital  and/or  dividends  which  total at least 30% of net
income  for  the  year,   adjusted  in  accordance   with  Brazilian   corporate
legislation.

Interest  attributed  to own capital is  calculated  based on the  stockholders'
equity  accounts and limited to the  variation in the  long-term  interest  rate
(TJLP),  subject to the  existence of profits,  computed  prior to the deduction thereof,  or of  retained  earnings  and revenue  reserves  in amounts  that are equivalent to or exceed twice the amount of such interest

It is the  Bank´s  policy  to  distribute,  during  the year,  all the  interest attributed to own capital,  determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to March 31, 2003

Details	Per thousand shares (Gross)		Amount paid/accrued	Withholding tax - IRRF	Amount paid/accrued net
	Common	Preferred	gross	(15%)
Monthly	0.0376480	0.0414128	56,391	8,459	47,932
Accrued	0.1467956	0.1614752	233,500	35,025	198,475
Total	0.1844436	0.2028880	289,891	43,484	246,407
The movement of  stockholders´  equity for the period from January 1 to March 31 may be summarized as follows:

		At March 31 - In thousands of reais
	2003	2002
Opening balance	10,845,729	9,767,946
Capital increase	659,735	-
Premium on subscription of shares and acquisition of own shares	7,045	(32,909)
Mark-to-market adjustment - securities and derivatives	(22,476)	-
Net income	507,601	425,206
Interest attributed to own capital (paid and accrued)	(289,891)	(234,545)
Closing balance	11,707,743	9,925,698
27)  Commissions and Fees

		At March 31 - In thousands of reais
	2003	2002
Checking account	245,358	206,078
Collections	139,081	127,518
Fund management services	110,154	123,544
Credit cards	200,814	146,158
Credit operations	110,432	86,718
Interbank charges	62,645	56,398
Receipt of taxes	44,807	38,032
Revenue from custody and brokerage services	7,952	9,218
Other	77,196	66,904
Total	998,439	860,568
28)  Personnel Expenses

		At March 31 - In thousands of reais
	2003	2002
Remuneration	523,808	440,968
Benefits	200,952	170,109
Social charges	185,316	158,543
Training	10,003	8,460
Employee profit sharing..	42,030	31,426
Other	91,066	78,496
Total	1,053,175	888,002
29)  Administrative Expenses

		At March 31 - In thousands of reais
	2003	2002
Third-party services	178,546	140,878
Communications	145,750	118,341
Depreciation and amortization	127,862	90,107
Financial system services	84,321	74,126
Leasing	68,266	42,345
Transport	79,629	70,442
Data processing	56,549	53,400
Advertising and publicity	69,331	63,402
Rents	67,565	38,414
Maintenance and repairs	52,886	49,048
Materials	39,707	32,076
Water, Electricity and Gas	28,130	19,192
Travel	16,485	12,393
Other	85,886	39,497
Total	1,100,913	843,661
30)  Other Operating Income

		At March 31 - In thousands of reais
	2003	2002
Other financial revenue	100,581	124,878
Reversal of other operating provisions (1)	387,699	24,832
Income derived from recoveries of charges and expenses	29,295	27,913
Income on sale of goods	65,855	29,907
Other	73,973	66,485
Total	657,403	274,015

(1)Includes reversal of provision for exchange variation.

31)  Other Operating Expenses

		At March 31 - In thousands of reais
	2003	2002
Other financial expenses	320,064	173,034
Expenses from sundry losses	63,955	49,227
Amortization of goodwill	57,304	37,526
Cost of sales and services	96,086	70,636
Expenses for other operating provisions	15,231	21,000
Other	103,710	104,559
Total	656,350	455,982
32)  Non-operating Income

		At March 31 - In thousands of reais
	2003	2002
Extraordinary amortization of goodwill (1)	(680,759)	-
Profit (loss) on sale of assets and investments	(12,649)	(10,613)
Non-operating provisions recorded/reversed	(7,846)	(30,857)
Other	19,691	12,143
Total	(681,563)	(29,327)
(1)  Goodwill  held by Boavista  DTVM in Banco  Mercantil  S.A.,  following  the merger approved on March 15, 2003, was amortized on an extraordinary  basis pursuant to BACEN Circular 3017/2000.

33) Transactions with Subsidiary and Associated Companies (Direct and Indirect)

The main transactions with subsidiary and associated  companies were carried out at  average  market  terms and  prices at the time of the  transactions  and are summarized below:

At March 31 - In thousands of reais
	2003		2002
	Assets	Income	Assets	Income
	(liabilities)	(expenses)	(liabilities)	(expenses)
Interest attributed to own capital and dividends (a):
União de Comércio e Participações Ltda	23,500	-	-	-
Bradesco Seguros SA	86,883	-	455,538	-
Banco BCN SA	88,285	-	83,494	-
Banco Baneb SA	35,117	-	564	-
Banco Boavista Interatlântico SA	111,086	-	-	-
Bradesco BCN Leasing SA Arrendamento Mercantil	13,421	-	10,023	-
Other subsidiary and associated companies	4,921	-	1,585	-
Exchange purchases pending settlement (b):
Banco BCN SA	17,150	1,528	31,457	601
Banco Mercantil de São Paulo SA	8,791	2,143	-	-
Pre-export operations (c):
Banco BCN SA - Foreign	14,208	1,931	43,944	525
Banco Mercantil de São Paulo SA - Foreign	25,008	235	-	-
Other subsidiary and associated companies	-	-	-	17
Exchange purchase payables (d):
Banco BCN SA	(17,058)	(30)	(31,483)	(548)
Banco Mercantil de São Paulo SA	(7,653)	-	-	-
Advances in foreign currency granted:
Banco Mercantil de São Paulo SA	6,075	-	-	-
Demand deposits:
Banco BCN SA - Foreign	(28,229)	-	(20,113)	-
Bradesco Vida e Previdência SA	(13,918)	-	(8,574)	-
Bradesco BCN Leasing SA Arrendamento Mercantil	(1,541)	-	(1,232)	-
Banco Mercantil de São Paulo SA - Foreign	(9,212)	-	-	-
Boavista Banking Ltd	(8,170)	-	-	-
Finasa Seguradora SA	(7,093)	-	-	-
Other subsidiary and associated companies	(11,024)	-	(4,489)	-
Time deposits:
Banco BCN SA - Foreign	(36,886)	(131)	-	-
Bradesco Seguros SA	(24,948)	(338)	(37,719)	(1,104)
Bradesco Argentina de Seguros SA	(46,063)	(367)	(23,194)	(315)
Átria Participações SA	(45,714)	(2,340)	-	-
Other subsidiary and associated companies	(17,292)	(1,274)	(16,425)	(726)
Deposits/Interbank deposits (e):
Deposits:
Bradesco BCN Leasing SA Arrendamento Mercantil	(2,196,109)	(76,307)	(612,182)	(26,362)
Potenza Leasing SA Arrendamento Mercantil	(502,107)	(27,066)	-	-
Banco BCN SA	(294,389)	(3,498)	(546,391)	(10,625)
Banco BEA SA	(141,915)	(7,670)	(66,223)	(1,227)
Bancocidade Leasing Arrendamento Mercantil	(19,081)	(1,144)	-	-
Banco Mercantil de São Paulo SA	(291,963)	(1,524)	-	-
Banco Boavista Interatlântico SA	-	(2,054)	(222,681)	(1,642)
Boavista SA - Arrendamento Mercantil	(198,796)	(10,679)	-	-
Boavista Banking Limited	(100,611)	(392)	(27,890)	(14)
Cidade Capital Markets Limited	(98,599)	(247)	-	-
Other subsidiary and associated companies	-	(300)	-	-
Interbank deposits:
Banco Finasa SA	3,522,707	193,532	2,518,061	101,265
Banco BCN SA	2,926,469	151,219	1,271,893	48,605
Banco Mercantil de São Paulo SA	1,029,378	26,816	534,983	-
Banco Boavista Interatlântico SA	772,538	12,738	413,387	7,111
Other subsidiary and associated companies	-	87	-	9
Deposits received under security repurchase
Agreements/open market investments (f):
Deposits received under security repurchase
Agreements:
Banco BEA SA	(309,534)	(391)	(1,301)	(75)
Banco Baneb SA	(981,663)	(16,652)	-	-
Banco BCN SA	(325,315)	(34,064)	(67,705)	(466)
Banco Boavista Interatlântico SA	(4,600,302)	(52,385)	(7,662)	(314)
Banco de Crédito Real de Minas Gerais SA	(1,603,615)	(27,341)	(1,901)	(76)
Banco Mercantil de São Paulo SA	(397,001)	(28,348)	(490,248)	-
Bradesco SA - Corretora de Títulos e Valores Mobiliários	(33,555)	(2,980)	(45,105)	(2,103)
Other subsidiary and associated companies	(9,654)	(2,586)	(9,852)	(702)
Open market investments:
Banco Boavista Interatlântico SA	1,501,635	76,121	-	67
Banco BCN SA	35,000	1,682	1,751,531	66,818
Banco BEA SA	307,708	11,409	195,099	3,555
Banco Baneb SA	47,823	2,390	81,999	4,612
Banco das Nações SA	-	-	95,697	3,899
Other subsidiary and associated companies	-	678	-	3
Derivative financial instruments (g):
Banco Mercantil de São Paulo	(42,036)	(42,036)	(3,734)	-
Other subsidiary and associated companies	2,830	354	1,322	693
Borrowings and onlendings - Foreign (h):
Banco BCN SA	(96,907)	(1,649)	(223,832)	(2,178)
Banco Bradesco Luxembourg SA	(34,088)	(369)	-	-
Banco Boavista Interatlântico SA	(26,556)	(114)	-	(8)
Banco Mercantil de São Paulo SA	(10,352)	(101)	-	-
Other subsidiary and associated companies	(5,076)	(54)	(3,616)	(36)
Reimbursement of costs (i):
Bradesco BCN Leasing SA Arrendamento Mercantil	93	250	96	287
Services rendered (j):
Scopus Tecnologia SA	(1,629)	(21,226)	(1,055)	(16,889)
CPM SA	(57)	(5,555)	(280)	(9,923)
Other subsidiary and associated companies	(10)	38	(10)	27
Branch rents:
ABS-Empreend Imob, Partic e Serviços SA	-	(9,992)	-	(12,793)
Bradesco Vida e Previdência SA	-	(1,554)	-	(2,066)
Bradesco Seguros SA	-	(495)	-	(1,302)
Other subsidiary and associated companies	-	(1,847)	-	(2,074)
Foreign securities (k):
Banco BCN SA	82,999	-	450,942	9,911
Securities:
Bradesco BCN Leasing SA Arrendamento Mercantil	1,411,430	31,511	-	-
Cibrasec - Companhia Brasileira de Securitização	739	-	-	-
Securities issued abroad:
Banco Mercantil de São Paulo SA	(4,861)	(82)	-	-
Banco Boavista Interatlântico SA	(138)	(2)	(478)	-
Interbank onlendings (l):
Banco BEA SA	-	-	(46,804)	(204)
Healthcare plans:
Bradesco Seguros SA	-	(33,238)	-	(29,763)
Private pension plans:
Bradesco Vida e Previdência SA	-	(41,494)	-	(22,750)
a)   Interest attributed to own capital/dividends declared by the companies.
b)   Foreign exchange  portfolio  transactions in the interbank market for ready settlement.
c)   Foreign  credit lines for export  financing in Brazil,  subject to exchange variations and interest at rates practiced in the international market.
d)   These  payables  are  recorded as a  counter-entry  to  exchange  purchases pending settlement.
e)   Interbank investments - Interbank deposits of related companies at CDI rate
     (Certificate of Interbank Deposit).
f)   Repurchase  and/or resale  commitments  pending  settlement,  guaranteed by government securities at normal market rates.
g)   Differences between amounts receivable and payable on swaps.
h)   Foreign  currency  loans for  financing  of  exports  subject  to  exchange variation and bearing interest at international market rates.
i)   Costs  reimbursed  by Bradesco BCN Leasing S.A.  Arrendamento  Mercantil to
     Banco Bradesco S.A. on account of the use of its Branch network  facilities for contracting lease operations.
j)   Contract with Scopus Tecnologia S.A. for IT equipment  maintenance services and  contract  with  CPM  S.A.  for  data  processing  systems  maintenance services.
k)   Investments in foreign  securities,  fixed rate notes and eurobonds subject to exchange  variations and carrying  interest at rates used for securities placed in the international market.
l)   Payables on interbank  onlendings - funds from rural loans bearing interest and  charges  corresponding  to  normal  rates  practiced  for this type of transaction.

34)  Financial Instruments

a)   Risk and risk management

The main risks  related to  financial  instruments,  arising  from the  business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk;  liquidity  risk; and capital risk. The process used to manage these risks involves  the  Organization's  diverse  levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit Risk

Credit  risk is the  risk  arising  from  the  possibility  of  loss  due to the non-receipt of amounts  contracted  with borrowers and their related  creditors.
Credit risk management requires a strictly disciplined control over all analyses and transactions  carried out,  safeguarding process integrity and independence.
Bradesco's  credit policy is designed to ensure  maximum  security,  quality and liquidity  in the  investment  of assets,  as well as  flexible  and  profitable business,  minimizing risks inherent to this type of operation and directing the establishment of operating limits and the granting of credit.  Accordingly,  the
Credit Department and Committees located at the Bank's Headquarters are critical to policy  implementation  since they are  responsible  for gearing and managing this core strategic activity. The Branches work within varying limits, according to the  size  and  types  of  underlying  guarantee,  subject  to a  centralized evaluation  and  accordingly  in line with the  Organization´s  credit  and risk management policy.  Operations involving less significant amounts are subject to specialized automated credit scoring systems,  maximizing the speed and security of the approvals process,  based on strict protection standards.  Operations are diversified,  non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related  guarantees are sufficient to cover the risks assumed,  considering  the purpose and terms of the credit granted.

Market Risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged  terms,  currencies and indices of the Bank's asset and  liability  portfolio.  This  risk is  monitored  on a  strict  basis by the financial market to avoid losses for institutions. At Bradesco, market risks are managed  through  methodologies  and models which are consistent  with local and
international  market  reality,   ensuring  that  the  Organization's  strategic
decisions  are  implemented  with  speed and a high  level of  reliability.  The
Organization adopts a conservative policy regarding market risk exposure and VaR
(Value at Risk)  limits are  defined by Senior  Management,  and  compliance  is monitored daily by an area which is independent from portfolio  management.  The methodology  used to  determine  VaR  has a  reliability  level  of  97.5%.  The fluctuations and  correlations  used by the models are calculated on statistical bases and  future  prospects  are  calculated  based on  economic  studies.  The methodology  applied and current  statistical  models are validated  daily using backtesting  techniques.  We  present  below  the  VaR of the  Consolidated  Own
Portfolio positions (Treasury):

	At March 31, 2003 - In thousands of reais
Risk Factors	2003	2002
Prefixed	6,293	3,548
Exchange coupon	9,662	10,488
Foreign currency	1,807	3,197
Floating rate	105	183
Correlated effect	(3,803)	(6,665)
VaR (Value at Risk)	14,064	10,751
In  addition,  a daily Gap  Analysis is  performed  to measure the effect of the movement in the  internal  interest  rate and  foreign  exchange  coupon  curves
(interest  spread paid above the foreign  exchange  variation) on the portfolio.
Complementing the market risk monitoring,  control and management  structure and in accordance with Central Bank regulations, a daily verification is made of the
values  at  risk  for  the  fixed  and  foreign   exchange   positions   of  the
Organization´s entire portfolio and of minimum capital requirements.

Liquidity Risk

Liquidity  risk  management  is  designed  to  control  the  different  unhedged liquidation  terms of the Bank's rights and obligations as well as the liquidity of the financial  instruments used to manage the financial positions.  Knowledge and  monitoring of this risk is critical  since it enables the  Organization  to settle  transactions on a timely and secure basis.  At Bradesco,  liquidity risk management involves a series of controls, mainly, the establishment of technical limits  and  an  ongoing  assessment  of the  positions  assumed  and  financial instruments used.

Capital Risk

The  Organization's  capital is  managed  to  optimize  the  risk-return  ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital
Adequacy Ratio (Basel).

At March 31, 2003 - In thousands of reais
Calculation Basis - Capital Adequacy Ratio (Basel):	Financial(1)	Economic-Financial (2)
Stockholders´ equity	11,707,743	11,707,743
Minority interest	9,482	112,861
Reference equity - Level I	11,717,225	11,820,604
Reference equity - Level II (Subordinated Debt)	3,322,764	3,322,764
Total reference equity (Level I + Level II)	15,039,989	15,143,368
Risk weighted assets	76,434,078	88,572,381
Capital adequacy ratio in 2003	19.68%	17.10%
Capital adequacy ratio in 2002	15.20%	13.56%
(1)  Financial companies only.
(2)  Financial and non-financial companies.

b)   Market Value

The book value,  net of allowances  for  mark-to-market,  of the main  financial instruments  and  their  corresponding  market  value  at  March  31,  2003  are summarized as follows:

At March 31, 2003 - In thousands of reais
	Book	Market	Potential	Potential
	Value	Value	gain(loss)	gain(loss)
				net of tax effects
Assets:
Securities and derivative financial instruments	34,430,339	34,322,990	(107,349)	(70,850)
Credit and leasing operations	49,654,654	49,517,016	(137,638)	(90,841)
Investments (1)	482,881	485,617	2,736	1,806
Liabilities:
Time deposits	23,630,821	23,624,856	5,965	3,937
Funds from acceptance and issuance of securities	4,962,678	4,983,007	(20,329)	(13,417)
Borrowings and onlendings	16,228,936	16,103,769	125,167	82,610
Provision for exchange variation (2)	338,303	-	338,303	338,303
Subordinated debt	3,391,409	3,227,797	163,612	107,984
Total	-	-	370,467	359,532
(1)  Not  including  increment  in  investments  in  subsidiary  and  associated companies.
(2)  Additional  provision for market risk fluctuation on permanent  investments abroad.

Determination of market value of financial instruments:

•    Securities, investments,  subordinated debt and other liabilities are based on the average  quotation  prevailing in the  corresponding  markets at the balance sheet date. In the event no market  prices are  available,  amounts are  estimated  based on the prices  quoted by  dealers,  price  definition models,  quotation  models  or  quotations  for  instruments  with  similar characteristics.

•    Prefixed credit  operations  were determined by discounting  estimated cash flows,  using interest rates which are equivalent to interest rates applied by the  Bank for new  contracts  with  similar  features  practiced  on the balance sheet date. o Time  deposits,  funds for issuance of securities and borrowings and  onlendings  were  calculated by discounting  the difference between the cash flows under the contract terms and the rates  practiced on the balance sheet date.

c)   Derivatives

Bradesco carries out transactions  involving  financial  instruments,  which are recorded in balance  sheet or memorandum  accounts,  for its own account and for customers.  The derivative  financial  instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives  generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial  instruments according to the terms and dates set forth in the  contracts.  Under the  option  contracts,  the purchaser  is  entitled,  but not  obliged,  to  purchase  or  sell a  financial instrument at a specific strike price in the future.

(I)  The amounts of the  instruments  recorded in balance  sheet and  memorandum accounts at March 31, 2003 are summarized below:

At March 31, 2003 - In thousands of reais

	Overall Amount	Net Amount

Futures Contracts
Purchase commitments:	7,717,269
- Interbank market	342,970	-
- Foreign currency	7,371,576	4,553,041
- Other	2,723	2,723
Sale commitments:	6,578,326
- Interbank market	3,759,791	3,416,821
- Foreign currency	2,818,535	-
Option Contracts
Sale commitments:	22,408
- Other	22,408	22,408
Forward Contracts
Purchase commitments:	135,400
- Interbank market	25,000	25,000
- Foreign currency	110,400	-
Sale commitments:	166,319
- Foreign currency	166,319	55,919
Swap contracts
Asset position:	8,606,679
. Interbank market	3,790,124	496,454
. Pre-fixed	229,639	-
. Foreign currency	2,679,470	-
. Reference rate (TR)	460,882	457,560
- SELIC (Special Clearance and Custody System)	1,115,804	1,114,412
. IGP-M (General Price Index - Market)	328,049	59,777
. Other	2,711	-
Liability position:	8,657,894
. Interbank market	3,293,670	-
. Pre-fixed	815,257	585,618
. Foreign currency	4,271,923	1,592,453
. Reference rate (TR)	3,322	-
- SELIC	1,392	-
- IGP-M	268,272	-
- Other	4,058	1,347
Derivatives  include  operations falling due in D+1 to be settled in currency at
March 31, 2003 price levels.

Amounts relating to derivative contract differences are recorded in Securities -
Derivative  financial  instruments and related  outstanding  amounts  receivable total  R$ 281,084  thousand and related  amounts  payable,  classified  in Other liabilities - Derivative financial instruments, total R$ 340,087 thousand.

(II) We  present  below the  composition  of  Derivative  Financial  Instruments
(assets and liabilities) stated at restated cost and market value:

At March 31, 2003 - In thousand of reais
	Restated Cost	Adjustment to Market Value	Market Value
Market Value
Derivatives - Adjustment receivable	270,403	10,681	281,084
Derivatives - Adjustment payable	378,819	(38,732)	340,087
Total	(108,416)	49,413	(59,003)
(III)Futures, option, forward and swap contracts fall due as follows:

	At March 31 - In thousands of reais
	Up to 90	From 91 to	From181 to	More than
	days	180 days	360 days	360days	2003	2002
Futures contracts	4,494,309	2,028,222	3,164,063	4,609,001	14,295,595	14,876,550
Option contracts	21,806	349	253	-	22,408	96,739
Forward contracts	191,523	70,586	34,610	5,000	301,719	1,741,500
Swap contracts	3,053,603	1,336,377	1,435,843	2,499,772	8,325,595	17,621,417
Total contracts in 2003	7,761,241	3,435,534	4,634,769	7,113,773	22,945,317	-
Total contracts in 2002	13,243,317	2,868,006	6,275,745	11,949,138	-	34,336,206
(IV) We present  below the type of margin  given as  collateral  for  derivative financial  instruments,  comprising  mainly futures  contracts and corresponding amounts:

At March 31, 2003 - In thousands of reais
Government Securities:
Central Bank Notes	222,165
Federal Treasury Notes	35,638
Financial Treasury Notes	1,466,284
Total	1,724,087
V) We present  below the amounts of net  revenue and expense  recorded in income for the first quarter:

		At March 31 - In thousands of reais
	2003	2002
Futures contracts	91,853	247,678
Option contracts	81	-
Forward contracts	8,543	-
Swap contracts	273,169	77,337
Total	373,646	325,015
(VI)  We  present  below  the  overall  amounts  of  the  derivative   financial
instruments, separated by place of trading:

		At March 31 - In thousands of reais
	2003	2002
CETIP (Counter)	7,410,771	17,621,417
BM&F (Floor)	15,534,546	16,714,789
Total	22,945,317	34,336,206
35)  Employee Benefits

Banco Bradesco and its subsidiaries  sponsor a supplementary  retirement pension plan for employees and directors.  This  unrestricted  benefits  generating plan
(PGBL) is of the defined  contribution  type,  which permits the accumulation of savings by participants over their  professional  careers through  contributions paid by them and the sponsoring  companies.  These  resources are invested in an
Exclusive Financial Investment Fund - FIFE through a defined contribution plan.

The program is managed by Bradesco  Vida e  Previdência  S.A. and BRAM  Bradesco
Asset  Management Ltda. is responsible for the financial  administration  of the
FIFE funds.

The contributions  paid by employees and by Bradesco and its subsidiaries  total
4% of salary,  except for  participants who in 2001 opted to migrate to the PGBL plan from the defined  benefits  plan and whose  contributions  to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial  liabilities of the defined  contribution plan (PGBL) at March 31,
2003 total  R$ 636,883  thousand and are fully  covered by the net equity of the corresponding FIFE fund.

As  well  as  the  aforementioned   defined  contribution  plan  (PGBL),  former
participants  of the defined  benefits  plan are  guaranteed  their  accumulated rights in the latter plan. For former  participants of the defined benefits plan and  retired  participants  and  pensioners,  the  present  value of the  plan´s actuarial  liabilities  at March 31, 2003 totals  R$ 1,518,310  thousand  and is fully covered by technical reserves.

The subsidiary Banco BEA S.A. maintains a supplementary  pension plan managed by
Caixa  de  Previdência  dos  Funcionários  do BEA - CABEA,  which  is  currently undergoing a  sponsorship  withdrawal  process,  with base date  established  at
November  30, 2002 and whose  sponsor´s  contributions  ceased from  December 1,
2002.  The  participants  ceased to contribute as from the same date. The plan´s actuarial liabilities are fully covered by technical reserves.

The  subsidiary   Banco  Baneb  S.A.  and  its   subsidiaries  are  sponsors  of
supplementary  pension  plans of the  defined  contribution  (PGBL) and  defined benefits type,  through Fundação Baneb de Seguridade  Social - BASES (for former
Baneb employees). The contributions paid by the sponsors and participants to the
defined   contribution  plan  correspond   to 3.40%  of  salary.  The  actuarial
liabilities  of the defined  contribution  and defined  benefit  plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable  legislation  (government  securities  and  corporate  bonds,  listed company stock and real estate).

Expenses with  contributions  made during the period totaled R$ 51,331  thousand
(March 31, 2002 - R$ 32,149 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits  including:  healthcare  insurance,  dental care, group life and personal  accident,  insurance as well as  professional  training,  the expenses  for which,  including  the  aforementioned  contributions,  totaled R$
210,955 thousand (March 31, 2002 - R$ 178,569 thousand) for the quarter.

36)  Income Tax and Social Contribution

a)   Calculation of income tax and social contribution charges:

		At March 31 - In thousands of reais
	2003	2002
Income before income tax and social contribution	458,411	587,773
Composite income tax and social contribution at
the statutory rates of 25% and 9%, respectively	(155,860)	(199,843)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	(926)	(21,282)
Non-deductible expenses, net of non-taxable income	(26,902)	(23,752)
Deferred tax assets recorded in prior-years	132,489	-
Interest attributed to own capital (paid and accrued)	98,563	79,745
Interest attributed to own capital (received)	(873)	(321)
Other amounts	6,285	(409)
Income tax and social contribution benefit (expense) for the period	52,776	(165,862)
b)   Statement of income tax and social contribution benefit (expense)

		At March 31 - In thousands of reais
	2003	2002
Deferred tax assets
Amount recorded/realized for the period on temporary additions	346,026	145,883
Amount recorded/offset on opening balances:
Negative basis of social contribution	(1,524)	(2,308)
Tax loss	(55,133)	(24,200)
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	12,793	-
Tax loss	119,696	-
Recorded for the period:
Negative basis of social contribution	9,187	5,483
Tax loss	22,605	6,211
Subtotal	453,650	131,069
Current taxes
Income tax and social contribution payable	(400,874)	(296,931)
Provision for income tax and social contribution for the period	52,776	(165,862)
c)   Statement of deferred income tax and social contribution assets

In thousands of reais
	Balance at			Balance at
	December 31,			March 31,
	2002	Recorded	Realized	2003
Allowance for loan losses	2,109,843	312,568	260,002	2,162,409
Provision for civil contingencies	93,969	7,667	2,507	99,129
Provision for tax contingencies	549,481	26,527	67,578	508,430
Provision for labor claims	200,212	36,310	11,582	224,940
Allowance for mark-to-market on securities and investments	126,502	11,446	5,617	132,331
Provision for loss on non-operating assets	86,524	8,872	10,303	85,093
Mark-to-market adjustment of trading securities	78,298	535	36,236	42,597
Other	167,006	386,815	50,889	502,932
Total deferred tax assets on temporary differences	3,411,835	790,740	444,714	3,757,861
Tax losses and negative basis of social contribution	443,461	164,281	56,657	551,085
Subtotal	3,855,296	955,021	501,371	4,308,946
Mark-to-market adjustment of securities available for sale	152,570	10,826	24,992	138,404
Social Contribution - Provisional Measure
2158-35 of August 24, 2001	946,971	-	7,182	939,789
Total deferred tax assets (Note 14b)	4,954,837	965,847	533,545	5,387,139
Deferred tax liabilities	473,684	-	75,820	397,864
Deferred tax assets net of deferred tax liabilities	4,481,153	965,847	457,725	4,989,275
- Total Percentage of net deferred tax assets on total reference equity
(Note 34a)	31.1%			32.9%
- Percentage of net deferred tax assets on total assets	3.1%			3.4%
d)   Expected realization of deferred tax assets on temporary  differences,  tax losses and negative basis of social contribution

In thousands of reais
	Temporary Difference		Tax Loss and Negative Basis		Total
	Income Tax	Social Contribuition	Income Tax	Social Contribuition
2003	888,200	297,250	158,251	26,851	1,370,552
2004	879,602	305,198	116,663	35,501	1,336,964
2005	962,311	273,456	91,495	26,609	1,353,871
2006	68,710	25,180	42,686	4,049	140,625
2007	34,090	12,272	44,500	2,353	93,215
2008 (1stQtr)	8,524	3,068	2,127	-	13,719
Total	2,841,437	916,424	455,722	95,363	4,308,946

In thousands of reais
Deferred Tax Assets and Social Contribution - Provisional Measure 2158 - 35
	2003	2004	2005	2006	2007	2008 to 2012	2013 to 2017	2018 to 2022	2023 to 2027	Total
Amount	56,336	56,573	67,828	54,149	60,407	215,407	229,317	174,285	25,487	939,789
Projected  realization  of deferred  tax assets is  estimated  and not  directly related to expected book income.

The  present  value of  deferred  tax  assets,  calculated  based on the average funding  rate,  net  of tax  effects  totals  R$ 4,320,329  thousand,  of  which
R$ 3,289,662  thousand  comprises  temporary  differences,  R$ 476,811  thousand comprises tax losses and negative  basis of social  contribution  and R$ 553,856 thousand comprises deferred social contribution assets (MP. 2158-35).

e)   Deferred tax assets - unrecorded

Deferred tax assets were not recorded in the amount of R$ 144,047 thousand.

f)   Deferred tax liabilities

The  Bradesco  Organization  has  deferred  tax  liabilities  in the  amount  of
R$ 397,864   thousand  relating  to:  income  tax  and  social  contribution  on mark-to-market  adjustments of securities and derivative financial instruments -
R$ 171,806  thousand;  excess  depreciation - R$ 185,701  thousand;  revaluation reserve - R$ 26,218 thousand; and other liabilities - R$ 14,139 thousand.

37)  Other Information

a) The net assets of the investment funds and portfolios managed by the Bradesco
Organization at March 31, 2003 totaled R$ 75,931,287  thousand (March 31, 2002 -
R$ 64,451,904 thousand).

b) On January 10, 2003,  Banco  Bradesco S.A.  entered into a “Private  Business
Integration  Agreement and Other Accords” with Banco Bilbao Vizcaya  Argentaria,
S.A. for the acquisition of the share control of Banco Bilbao Vizcaya Argentaria
Brasil S.A. (BBV Brasil).  The acquisition also includes BBV Brasil´s direct and indirect  subsidiaries.  The conclusion of this operation is subject to approval by the Brazilian Central Bank.

c) On March 15, 2003, Banco Bradesco S.A., Banco Mercantil de São Paulo S.A. and
Boavista S.A.  Distribuidora de Títulos e Valores  Mobiliários  announced to the market,  their  stockholders and customers the merger of Boavista into Mercantil and, subsequently,  the incorporation of the shares of the Minority Stockholders
of  Mercantil  by  Bradesco,   pursuant  to  the   Instrument  of  Protocol  and
Justification  signed on that date by these banks.  These transactions have been submitted for approval by the Brazilian Central Bank.

                              Accounting Department
                              Moacir Nachbar Junior
                          Accountant - CRC 1S198208/O-5

                          Report of the Audit Committee

                               Banco Bradesco S.A.

The undersigned  members of the Audit  Committee of Banco Bradesco S.A.,  having performed  a  detailed  review  of  the  Directors´  Report  and  the  Financial
Statements  for the first  quarter of 2003, in  comparison  with the  accounting records and documents presented by the Board of Executive Officers, as well as a thoroughgoing  study  and  evaluation  of the  administrative  acts  and  events relating  to the  aforementioned  period,  based  also  on the  report  of  KPMG
Auditores  Independentes,  hereby declare said documents to be perfectly regular and to convey  the true  position  of the  Company,  recommending  the  approval thereof by the Board of Directors of the Bank.

                   Cidade de Deus, Osasco, SP, April 30, 2003

                                                Ricardo Abecassis E. Santo Silva
                                                Sócrates Fonseca Guimarães
                                                Oswaldo de Moura Silveira

Independent auditors´ report on special review

To the Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco -SP

We have performed a special review of the  consolidated  interim report of Banco
Bradesco S.A. and its  subsidiaries  for the three-month  period ended March 31,
2003 and 2002,  comprising  the balance  sheets,  the  statements  of income and changes in  financial  position  and the  respective  notes to the  consolidated interim  report,  which were prepared in conformity  with  accounting  practices adopted in Brazil.

Our review was performed in conformity  with the specific  rules  established by the Brazilian  Institute of  Independent  Auditors  (IBRACON),  jointly with the
Brazilian Federal Accounting Council, and consisted mainly of: (a) inquiries and discussions  with the managers  responsible  for the  accounting,  financial and operational areas of the Bank and its  subsidiaries,  regarding to the principal criteria  adopted in the preparation of the interim  reports;  and (b) review of information and subsequent events that have or may have a relevant effect on the financial situation and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our  review,  we are not aware of any  significant  modifications  that should be made to the aforementioned consolidated interim report for it to be in conformity with accounting practices adopted in Brazil.

April 30, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan
Accountant CRC1SP129705/O-0

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

                    For further information, please contact:

                           Board of Executive Officers

                 José Luiz Acar Pedro - Director Vice-President
                       and Director of Investor Relations

                          Phone: (# 55 11) 3681 - 4011

                        e-mail: 4000.acar@bradesco.com.br

                    General Secretariat - Investor Relations

         Jean Philippe Leroy - Technical Director of Investor Relations

                     Phone: (#55 11) 3684-9229 and 3684-9231
                      Fax: (#55 11) 3684-4570 and 3684-4630
                        e-mail: 4260.jean@bradesco.com.br

                     Cidade de Deus - Prédio Novo - 5° andar
                             Osasco - SP - 06029-900
                                     BRAZIL

                               www.bradesco.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.